SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - Copel

CNPJ/MF 76.483.817/0001-20

Inscrição Estadual 10146326-50

Companhia de Capital Aberto - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

Quarterly Financial Information

ITR

September / 2012

SUMMARY
QUARTERLY FINANCIAL INFORMATION		3
BALANCE SHEETS		3
BALANCE SHEETS		5
STATEMENTS OF INCOME		6
STATEMENTS OF INCOME – Turnover for the third quarter		7
STATEMENTS OF COMPREHENSIVE INCOME		8
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY		9
STATEMENTS OF ADDED VALUE		12
NOTES TO THE QUARTELY FINANCIAL INFORMATION		14
1	General Information	14
2	Main Accounting Policies	14
3	Cash and Cash equivalents	17
4	Bonds and Securities	18
5	Collaterals and Escrow Accounts	20
6	Trade Accounts Receivable	23
7	Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná	24
8	Accounts receivable related to the concession	26
9	Other Receivables	31
10	Inventories	31
11	Income Tax, Social Contribution and Other Taxes	32
12	Prepaid Expenses	39
13	Judicial Deposits	39
14	Receivable from related parties	40
15	Investments	42
16	Property, Plant and Equipment	52
17	Intangible Assets	57
18	Payroll, Social Charges and Labor Accruals	62
19	Suppliers	62
20	Loans and Financing	63
21	Post-Employment Benefits	69
22	Regulatory Charges	71
23	Research and Development and Energy Efficiency	71
24	Accounts Payable related to concession - Use of Public Property	72
25	Other Accounts Payable	75
26	Provision for Contingencies	75
27	Shareholders’ Equity	82
28	Operating Revenues	86
29	Operating Costs and Expenses	88
30	Financial Income (Expenses)	93
31	Operating Segments	93
32	Operating Lease Agreements	97
33	Financial Instruments	98
34	Related Party Transactions	111
35	Insurance	114
36	Compensation Account for “Part A”	114
37	Subsequent Events	117
COMMENTS ON PERFORMANCE FOR THE PERIOD		121
1	Distribution	121
2	Energy Market	121
3	Administration	124
4	Market relations	125
5	Tariffs	126
6	Economic Financial Results	127
OTHER INFORMATION THAT THE COMPANY UNDERSTANDS TO BE RELEVANT		129
GROUPS IN CHARGE OF GOVERNANCE		131
INDEPENDENT AUDITORS’ REVIEW REPORT		132

QUARTERLY FINANCIAL INFORMATION

BALANCE SHEETS

as of September 30, 2012 and December 31, 2011

In thousands of Reais – R$

Code	Description	Note	Parent Company		Consolidated
			09.30.2012	12.31.2011	09.30.2012	12.31.2011
1	Total assets		13,922,720	13,310,894	19,908,825	18,842,019
1.01	Current assets		1,045,365	1,300,161	3,538,245	3,702,013
1.01.01	Cash and Cash Equivalents	3	23,612	27,757	749,520	1,049,125
1.01.02	Financial Investments		174	165	469,077	584,687
1.01.02.01	Financial Investments Stated at Fair Value		174	165	469,077	578,719
1.01.02.01.01	Financial Investments Held for Trading	4	-	-	156,122	60,022
1.01.02.01.02	Financial Investments Held for Sale	4	174	165	300,663	516,029
1.01.02.01.03	Collaterals and Escrow Accounts	5	-	-	12,292	2,668
1.01.02.02	Financial Investments Stated at Amortized Cost		-	-	-	5,968
1.01.02.02.01	Bonds and Securities	4	-	-	-	5,968
1.01.03	Accounts Receivable		904,375	1,153,331	1,886,780	1,694,073
1.01.03.01	Trade Accounts Receivable		-	-	1,457,214	1,368,366
1.01.03.01.01	Trade Accounts Receivable	6	-	-	1,457,214	1,368,366
1.01.03.02	Other Accounts Receivable		904,375	1,153,331	429,566	325,707
1.01.02.03.01	Dividends Receivable	14	904,043	1,153,009	8,342	17,906
1.01.02.03.02	CRC transferred to the State Government of Paraná	7	-	-	73,018	65,862
1.01.02.03.03	Account Receivable related to concession	8	-	-	114,631	80,626
1.01.02.03.04	Other Receivables	9	332	322	233,575	161,313
1.01.04	Inventories	10	-	-	118,952	103,802
1.01.06	Taxes Recoverable		117,204	118,908	295,701	265,738
1.01.06.01	Current Taxes Recoverable		117,204	118,908	295,701	265,738
1.01.06.01.01	Income Tax and Social Contribution	11.1	117,193	118,908	215,663	215,381
1.01.06.01.02	Other current recoverable taxes	11.3	11	-	80,038	50,357
1.01.07	Prepaid expenses		-	-	18,215	4,588
1.01.07.01	Prepaid expenses	12	-	-	18,215	4,588
1.02	Noncurrent assets		12,877,355	12,010,733	16,370,580	15,140,006
1.02.01	Long Term Assets		1,558,868	1,476,621	6,349,341	5,659,868
1.02.01.01	Financial Investments Stated at Fair Value		-	-	160,796	88,953
1.02.01.01.02	Financial Investments Held for Sale	4	-	-	87,985	51,400
1.02.01.01.03	Collaterals and escrow accounts	5	-	-	72,811	37,553
1.02.01.02	Financial Investments Stated at Amortized Cost		-	-	11,966	11,189
1.02.01.02.01	Bonds and Securities	4	-		11,966	11,189
1.02.01.03	Accounts Receivable		-	-	31,739	32,452
1.02.01.03.01	Trade Accounts Receivable	6	-	-	31,739	32,452
1.02.01.06	Deferred Taxes		138,904	108,380	567,422	465,536
1.02.01.06.01	Deferred Income Tax and Social Contribution	11.2	138,904	108,380	567,422	465,536
1.02.01.07	Prepaid expenses		-	-	10,737	190
1.02.01.07.01	Prepaid expenses	12	-	-	10,737	190
1.02.01.08	Receivable from Related Parties		1,148,130	1,145,394	-	-
1.02.01.08.02	Receivable from Subsidiaries	14	1,148,130	1,145,394	-	-
1.02.01.09	Other Noncurrent Assets		271,834	222,847	5,566,681	5,061,548
1.02.01.09.03	Account Receivable related to concession	8	-	-	3,571,421	3,236,474
1.02.01.09.04	CRC transferred to the State Government of Paraná	7	-	-	1,319,965	1,280,598
1.02.01.09.05	Judicial Deposits	13	271,834	222,847	557,859	430,817
1.02.01.09.06	Income Tax and Social Contribution	11.1	-	-	20,209	18,714
1.02.01.09.07	Other noncurrent recoverable taxes	11.3	-	-	75,415	77,912
1.02.01.09.08	Other Receivables	9	-	-	21,812	17,033
1.02.02	Investments	15	11,318,487	10,534,112	590,217	549,158
1.02.02.01	Investments Interests		11,318,487	10,534,112	590,217	549,158
1.02.02.01.01	Investments in Associated Companies		139,554	142,576	521,191	487,015
1.02.02.01.02	Investments in Subsidiaries		10,721,127	9,978,798	-	-
1.02.02.01.03	Investments in Joint Venture		394,264	356,072	-	-
1.02.02.01.04	Other Investment Interests		63,542	56,666	69,026	62,143
1.02.03	Property, Plant and Equipment, net	16	-	-	7,621,397	7,209,123
1.02.03.01	Property, Plant and Equipment in Operation		-	-	5,539,535	5,745,140
1.02.03.02	Property, Plant and Equipment in Progress		-	-	2,081,862	1,463,983
1.02.04	Intangible Assets	17	-	-	1,809,625	1,721,857
1.02.04.01	Intangible Assets		-	-	1,809,625	1,721,857
1.02.04.01.01	Concession Contract		-	-	1,737,445	1,658,564
1.02.04.01.02	Authorization and Concession of Subsidiaries		-	-	23,533	24,098
1.02.04.01.03	Others		-	-	48,647	39,195
See the accompanying notes to the quarterly information

BALANCE SHEETS

as of September 30, 2012 and December 31, 2011 (continued)

In thousands of Reais - R$

Code	Description	Note	Parent Company		Consolidated
			09.30.2012	12.31.2011	09.30.2012	12.31.2011
2	Total liabilities		13,922,720	13,310,894	19,908,825	18,842,019
2.01	Current liabilities		101,511	223,073	2,281,889	2,058,821
2.01.01	Payroll, social charges and accruals	18	251	153	268,558	224,095
2.01.01.01	Social charges and accruals		251	153	70,419	63,393
2.01.01.02	Payroll and accruals		-	-	198,139	160,702
2.01.02	Suppliers		1,636	2,065	883,927	747,453
2.01.02.01	Domestic Suppliers	19	1,636	2,065	883,927	747,453
2.01.03	Tax Liabilities		204	45,314	444,835	440,247
2.01.03.01	Federal Taxes		203	45,311	239,552	243,253
2.01.03.01.01	Income Tax and Social Contribution Payable	11.1	-	3,929	199,389	151,790
2.01.03.01.02	Other Federal Taxes	11.3	203	41,382	40,163	91,463
2.01.03.02	State Taxes	11.3	-	-	203,412	193,808
2.01.03.03	Municipal Taxes	11.3	1	3	1,871	3,186
2.01.04	Loans and Financing		11,575	44,152	230,576	116,487
2.01.04.01	Loans and Financing	20	11,575	44,152	230,576	116,487
2.01.04.01.01	In Domestic Currency		7,558	39,668	226,553	111,997
2.01.04.01.02	In Foreign Currency		4,017	4,484	4,023	4,490
2.01.05	Other Liabilities		87,845	131,389	453,993	530,539
2.01.05.02	Others		87,845	131,389	453,993	530,539
2.01.05.02.02	Minimum Compulsary Dividend Payable		87,283	130,859	87,283	135,744
2.01.05.02.04	Post Employment Benefits	21	-	-	22,281	36,037
2.01.05.02.05	Custumer charges due	22	-	-	59,857	70,511
2.01.05.02.06	Research and Development and Energy Efficiency	23	-	-	112,313	156,915
2.01.05.02.07	Payables related to Concession - Use of Public Property	24	-	-	44,769	44,656
2.01.05.02.08	Other Accounts Payable	25	562	530	127,490	86,676
2.02	Noncurrent liabilities		1,280,320	1,261,127	4,826,759	4,713,670
2.02.01	Loans and Financing		971,754	965,772	1,994,685	2,057,985
2.02.01.01	Loans and Financing	20	971,754	965,772	1,994,685	2,057,985
2.02.01.01.01	In Domestic Currency		914,719	911,829	1,937,642	2,004,030
2.02.01.01.02	In Foreign Currency		57,035	53,943	57,043	53,955
2.02.02	Other Liabilities		-	-	1,081,269	1,006,596
2.02.02.02	Others		-	-	1,081,269	1,006,596
2.02.02.02.03	Suppliers	19	-	-	72,091	108,462
2.02.02.02.04	Tax Liabilities	11.3	-	-	-	152
2.02.02.02.05	Post Employment Benefits	21	-	-	470,045	432,838
2.02.02.02.06	Research and Development and Energy Efficiency	23	-	-	139,065	94,649
2.02.02.02.07	Payables related to Concession - Use of Public Property	24	-	-	400,053	370,442
2.02.02.02.08	Other Accounts Payable	25	-	-	15	53
2.02.03	Deferred Taxes		-	-	656,597	648,266
2.02.01.06.02	Deferred Income Tax and Social Contribution	11.2	-	-	656,597	648,266
2.02.04	Provisions	26	308,566	295,355	1,094,208	1,000,823
2.02.04.01	Tax, Social Security, Labor and Civil Provisions		297,745	284,534	1,045,853	952,572
2.02.04.01.01	Provisions for Taxes		279,549	274,605	301,033	281,937
2.02.04.01.02	Labor and Social Security Provisions		-	-	149,777	128,505
2.02.04.01.03	Provisions for Employee Benefits		-	-	76,024	58,089
2.02.04.01.04	Civil Provisions		18,196	9,929	519,019	484,041
2.02.04.02	Other Provisions		10,821	10,821	48,355	48,251
2.02.04.02.01	Provisions for Environmental and Deactivation Liabilities		-	-	186	104
2.02.04.02.02	Provisions for Regulatory Liabilities		10,821	10,821	48,169	48,147
2.03	Consolidated shareholders' equity	27	12,540,889	11,826,694	12,800,177	12,069,528
2.03.01	Share capital		6,910,000	6,910,000	6,910,000	6,910,000
2.03.04	Profit Reserves		3,374,738	3,459,613	3,374,738	3,459,613
2.03.04.01	Legal Reserves		536,187	536,187	536,187	536,187
2.03.04.02	Retaindes earnings		2,838,551	2,838,551	2,838,551	2,838,551
2.03.04.08	Additional Dividend Proposed		-	84,875	-	84,875
2.03.05	Accumulated Profit		883,444	-	883,444	-
2.03.06	Equity Evaluation Adjustments		1,372,707	1,457,081	1,372,707	1,457,081
2.03.06	Equity Evaluation Adjustments	27.2	-	-	259,288	242,834
See the accompanying notes to the quarterly information

STATEMENTS OF INCOME

for the nine-month periods ended September 30, 2012 and 2011

In thousands of Reais - R$

Code	Description	Note	Parent Company		Consolidated
			09.30.2012	12.31.2011	09.30.2012	12.31.2011
3	Statement of income
3.01	Income from sale of goods and/or services	28	-	-	6,109,116	5,682,614
3.02	Cost of goods and/or services sold	29	-	-	(4,467,938)	(3,934,801)
3.03	Gross profit		-	-	1,641,178	1,747,813
3.04	Operational expenses / income		758,458	1,042,963	(559,151)	(552,676)
3.04.01	Selling Expenses	29	-	-	(31,466)	(58,858)
3.04.02	General and Administrative Expenses	29	(17,319)	(17,956)	(351,022)	(322,770)
3.04.04	Other Operational Income	29	467	148	2,040	2,511
3.04.05	Other Operational Income	29	(13,777)	5,769	(231,232)	(221,658)
3.04.06	Equity in Income of Subsidiaries	15	789,087	1,055,002	52,529	48,099
3.05	Profit before financial results and taxes		758,458	1,042,963	1,082,027	1,195,137
3.06	Financial Results	30	17,330	(61,359)	86,037	165,843
3.06.01	Financial Income		86,348	92,864	523,975	460,202
3.06.02	Financial Expenses		(69,018)	(154,223)	(437,938)	(294,359)
3.07	Profit before tax and social contribution		775,788	981,604	1,168,064	1,360,980
3.08	Income Tax and Social Contribution on Profit	11.4	30,575	(5,773)	(344,055)	(372,890)
3.08.01	Current		-	-	(433,853)	(524,501)
3.08.02	Deferred		30,575	(5,773)	89,798	151,611
3.09	Net income for the period		806,363	975,831	824,009	988,090
3.11	Consolidated net income for the quarter		806,363	975,831	824,009	988,090
3.11.01	Attributed to Controlling Shareholders		-	-	806,363	975,831
3.11.02	Attributed to Non-Controlling Interest	27.2	-	-	17,646	12,259
3.99	Basic and diluted net earning per share attributed
	To parent company shareholders - in reais	27.1
	Class "A" Preferred shares		3.0959	3.7435	3.0959	3.7435
	Class "B" Preferred shares		3.0958	3.7464	3.0958	3.7464
	Ordinary shares		2.8144	3.4058	2.8144	3.4058
See the accompanying notes to the quarterly information

STATEMENTS OF INCOME – Turnover for the third quarter

for the three-month and nine-month periods ended September 30, 2012 and 2011

In thousands of Reais - R$

Code	Description	Parent Company
		07/01/2012	01/01/2012	07/01/2011	01/01/2011
		a 09/30/2012	a 09/30/2012	a 09/30/2011	a 09/30/2011
3	Statement of income
3.01	Income from sale of goods and/or services	-	-	-	-
3.02	Cost of goods and/or services sold	-	-	-	-
3.03	Gross profit	-	-	-	-
3.04	Operational expenses / income	308,341	758,458	400,696	1,042,963
3.04.01	Selling Expenses	-	-	-	-
3.04.02	General and Administrative Expenses	(4,754)	(17,319)	(3,057)	(17,956)
3.04.04	Other Operational Income	200	467	4	148
3.04.05	Other Operational Income	(194)	(13,777)	(1,042)	5,769
3.04.06	Equity in Income of Subsidiaries	313,089	789,087	404,791	1,055,002
3.05	Profit before financial results and taxes	308,341	758,458	400,696	1,042,963
3.06	Financial Results	7,099	17,330	(50,235)	(61,359)
3.06.01	Financial Income	27,731	86,348	31,926	92,864
3.06.02	Financial Expenses	(20,632)	(69,018)	(82,161)	(154,223)
3.07	Profit before tax and social contribution	315,440	775,788	350,461	981,604
3.08	Income Tax and Social Contribution on Profit	(737)	30,575	(9,289)	(5,773)
3.08.01	Current	-	-	-	-
3.08.02	Deferred	(737)	30,575	(9,289)	(5,773)
3.09	Net income for the period	314,703	806,363	341,172	975,831
3.11	Consolidated net income for the quarter	314,703	806,363	341,172	975,831
3.99	Basic and diluted net earning per share attributed
	To parent company shareholders - in reais
	Class "A" Preferred shares	1.2092	3.0959	1.3062	3.7435
	Class "B" Preferred shares	1.2082	3.0958	1.3098	3.7464
	Ordinary shares	1.0984	2.8144	1.1908	3.4058
See the accompanying notes to the quarterly information

STATEMENTS OF INCOME – Turnover for the third quarter

for the three-month and nine-month periods ended September 30, 2012 and 2011

In thousands of Reais - R$

Code	Description	Consolidated
		07/01/2012	01/01/2012	07/01/2011	01/01/2011
		a 09/30/2012	a 09/30/2012	a 09/30/2011	a 09/30/2011
3	Statement of income
3.01	Income from sale of goods and/or services	2,053,008	6,109,116	2,014,076	5,682,614
3.02	Cost of goods and/or services sold	(1,516,703)	(4,467,938)	(1,425,874)	(3,934,801)
3.03	Gross profit	536,305	1,641,178	588,202	1,747,813
3.04	Operational expenses / income	(178,211)	(559,151)	(209,905)	(552,676)
3.04.01	Selling Expenses	(21,866)	(31,466)	(26,605)	(58,858)
3.04.02	General and Administrative Expenses	(117,443)	(351,022)	(118,741)	(322,770)
3.04.04	Other Operational Income	1,556	2,040	(715)	2,511
3.04.05	Other Operational Income	(56,475)	(231,232)	(77,061)	(221,658)
3.04.06	Equity in Income of Subsidiaries	16,017	52,529	13,217	48,099
3.05	Profit before financial results and taxes	358,094	1,082,027	378,297	1,195,137
3.06	Financial Results	110,424	86,037	18,704	165,843
3.06.01	Financial Income	224,872	523,975	151,723	460,202
3.06.02	Financial Expenses	(114,448)	(437,938)	(133,019)	(294,359)
3.07	Profit before tax and social contribution	468,518	1,168,064	397,001	1,360,980
3.08	Income Tax and Social Contribution on Profit	(149,195)	(344,055)	(51,223)	(372,890)
3.08.01	Current	(134,379)	(433,853)	(85,340)	(524,501)
3.08.02	Deferred	(14,816)	89,798	34,117	151,611
3.09	Net income for the period	319,323	824,009	345,778	988,090
3.11	Consolidated net income for the quarter	319,323	824,009	345,778	988,090
3.11.01	Attributed to Controlling Shareholders	314,703	806,363	341,172	975,831
3.11.02	Attributed to Non-Controlling Interest	4,620	17,646	4,606	12,259
See the accompanying notes to the quarterly information

STATEMENTS OF COMPREHENSIVE INCOME

for the nine-month periods ended September 30, 2012 and 2011

In thousands of Reais - R$

	Parent Company		Consolidated
	09.30.2012	09.30.2011	09.30.2012	09.30.2011

Net income for the period	806,363	975,831	824,009	988,090
Other comprehensive income
Adjustments related to Financial Assets classified as available for sale:
Financial investments	1,267	-	1,918	-
Concession	(8,657)	(1,598)	(13,116)	(2,421)
Other investments	148	-	148	-
(-) Taxes on financial asset adjustments	(51)	-	3,757	823
Total comprehensive income for the period, before taxes	(7,293)	(1,598)	(7,293)	(1,598)
Total comprehensive income for the period	799,070	974,233	816,716	986,492
Attributed to Parent Company			799,070	974,233
Attributed to non controlling interests			17,646	12,259
See the accompanying notes to the quarterly information

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

for the nine-month periods ended September 30, 2012 and 2011

In thousands of Reais - R$

	Note	Attributable to Parent Company						Total Parent Company	Attributable to non controlling interests (Note 27.2)	Total Consolidated
		Capital	Equity evaluation adjustments	Profit reserves
				Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit
Balances as of January 1, 2012		6,910,000	1,457,081	536,187	2,838,551	84,875	-	11,826,694	242,834	12,069,528
Net Income for the period		-	-	-	-	-	806,363	806,363	17,646	824,009
Other comprehensive income
Adjustments related to financial assets classified as available for sale, net of taxes	27.1.2	-	(7,293)	-	-	-	-	(7,293)	-	(7,293)
Total comprehensive income for the period		-	(7,293)	-	-	-	806,363	799,070	17,646	816,716
Deliberation of additional dividends proposed		-	-	-	-	(84,875)	-	(84,875)	-	(84,875)
Realization of equity valuation adjustments	27.1.2	-	(77,081)	-	-	-	77,081	-	-	-
Allocations proposed to GSM
Dividends		-	-	-	-	-	-	-	(1,192)	(1,192)
Balances as of September 30, 2012		6,910,000	1,372,707	536,187	2,838,551	-	883,444	12,540,889	259,288	12,800,177
See the accompanying notes to the quarterly information

	Note	Attributable to Parent Company						Total Parent Company	Attributable to non controlling interests (Note 27.2)	Total Consolidated
		Capital	Equity evaluation adjustments	Profit reserves
				Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit
Balances as of January 1, 2011		6,910,000	1,559,516	478,302	2,056,526	25,779	-	11,030,123	265,703	11,295,826
Net Income for the period		-	-	-	-	-	975,831	975,831	12,259	988,090
Other comprehensive income
Adjustments related to financial assets classified as available for sale, net of taxes	27.1.2	-	(1,598)	-	-	-	-	(1,598)	-	(1,598)
Total comprehensive income for the period		-	(1,598)	-	-	-	975,831	974,233	12,259	986,492
Deliberation of additional dividends proposed		-	-	-	-	(25,779)	-	(25,779)	-	(25,779)
Realization of equity valuation adjustments	27.1.2	-	(62,653)	-	-	-	62,653	-	-	-
Reimbursement of advances for future capital increase		-	-	-	-	-	-	-	(30,814)	(30,814)
Allocations proposed to GSM
Interest on own capital		-	-	-	-	-	(225,814)	(225,814)	-	(225,814)
Dividends		-	-	-	-	-	-	-	(6,334)	(6,334)
Balances as of September 30, 2011		6,910,000	1,495,265	478,302	2,056,526	-	812,670	11,752,763	240,814	11,993,577
See the accompanying notes to the quarterly information

STATEMENTS OF CASH FLOWS

for the nine-month periods ended September 30, 2012 and 2011

In thousands of Reais - R$

	Note	Parent Company		Consolidated
		09.30.2012	09.30.2011	09.30.2012	09.30.2011
Cash flows from operational activities
Net income for the period		806,363	975,831	824,009	988,090

Adjustments to reconcile net income for the year with cash generated from operating activities
Depreciation	16.3	-	-	250,161	247,360
Amortization of intangible assets - concessions	17	-	-	158,604	158,935
Amortization of intangible assets - others	17	-	-	2,424	1,138
Amortization of investments - Concession rights	15.1	-	-	547	547
Unrealized monetary and exchange variations - net		(31,836)	38,556	(105,756)	138,574
Stated at fair value of accounts receivable related to concession	8.1	-	-	245,991	-
Remuneration of accounts receivable related to concession	8.1	-	-	(308,649)	(228,673)
Equity in earnings of subsidiaries	15.1	(789,087)	(1,055,002)	(52,529)	(48,099)
Income tax and social contribution		-	-	433,853	524,501
Deferred income tax and social contribution		(30,575)	5,773	(89,798)	(151,611)
Provision (reversal) for losses from Accounts Receivable	29.6	-	-	(183)	32,513
Provisions (reversals) for losses on taxes recoverable	29.6	-	-	(3,882)	16,133
Provision (reversal) for legal claims	29.6	13,211	(6,335)	117,859	32,774
Provision for post employment benefits	21.3	403	443	130,374	102,661
Provision for research and development and energy efficiency	23.2	-	-	54,950	50,497
Write off of accounts receivable related to concession	8.1	-	-	7,715	9,103
Write off of property, plant and equipment	16.3	-	-	2,500	18,059
Write off of intangible assets	17	-	-	3,837	20,777

Decrease (increase) in assets
Trade accounts receivable		-	-	90,852	(233,769)
Dividends and interest on own capital received		253,237	381,977	27,535	17,040
CRC transferred to the Government of the State of Paraná	7.2	-	-	113,148	107,763
Judicial deposits		(48,987)	7,395	(127,042)	(2,982)
Other receivables		(10)	(29)	(76,972)	(33,480)
Inventories		-	-	(15,150)	(3,086)
Income tax and social contribution		1,715	22,638	(1,777)	20,825
Other current taxes recoverable		(11)	-	(6,295)	2,597
Receivable from related parties		-	-	-	1,575
Prepaid expenses		-	-	(24,174)	(10,979)

Increase (decrease) in liabilities
Payroll, social charges and accruals		98	(103)	44,463	102,843
Suppliers		(429)	60	47,027	(80,101)
Income tax and social contribution paid		(3,929)	(14,985)	(386,254)	(538,465)
Other taxes		(41,181)	(60,380)	(43,163)	(81,372)
Loans and financing - interest due and paid	20	(96,004)	(57,757)	(141,623)	(108,313)
Debentures - interest due and paid		-	(69,251)	-	(69,251)
Post employment benefits	21.4	(403)	(481)	(106,923)	(73,092)
Customer charges due		-	-	(10,654)	20,661
Research and development and energy efficiency	23.2	-	-	(66,823)	(46,180)
Payable related to the concession - use of public property		-	-	(30,735)	(30,737)
Other accounts payable		32	(4,191)	40,776	20,277
Provisions for legal claims	26	-	-	(28,709)	(33,840)

Net cash generated from operating activities		32,607	164,159	969,534	861,213
(continued)

STATEMENTS OF CASH FLOWS

for the nine-month periods ended September 30, 2012 and 2011 (continued)

In thousands of Reais - R$

(continued)
	Note	Parent Company		Consolidated
		09.30.2012	09.30.2011	09.30.2012	09.30.2011
Cash flows from investment activities
Financial investments		(9)	14	50,063	66,002
Loans to related parties		(10,860)	-	-	-
Reimbursement of loans to related parties		109,935	-	-	-
Additions Caiuá - net effect of acquired cash		-	-	(30)	-
Additions Integração Maranhense - net effect of acquired cash		-	-	(53)	-
Additions Matrinchã - net effect of acquired cash		-	-	(313)	-
Additions Guaraciaba - net effect of acquired cash		-	-	(169)	-
Redemption of investment in Ceolpar - incorporated by Copel Geração e Transmissão	15.1	910	-	-	-
Additions in investments	15.1	(8,277)	48,707	(6,900)	(194)
Additions to property, plant and equipment	16.3	-	-	(662,891)	(530,833)
Additions to intangible assets related to the concession	17	-	-	(608,352)	(549,371)
Additions to other intangible assets	17	-	-	(11,361)	(6,214)
Write off of intangible assets	17	-	-	191	-
Customers contributions	17	-	-	62,428	17,344

Net cash generated from (used in) investing activities		91,699	48,721	(1,177,387)	(1,003,266)

Cash flows from financing activities
Reimbursement of advances for future capital increase	27.2
in subsidiaries by non-controlling		-	-	-	(30,814)
Loans and financing obtained from third parties	20	-	600,000	69,914	799,197
Amortization of principal - loans and financing	20	-	-	(27,138)	(36,856)
Amortization of principal - debentures		-	(600,000)	-	(600,000)
Dividends and interest on own capital paid		(128,451)	(287,906)	(134,528)	(293,432)

Net cash (used in) provided by financing activities		(128,451)	(287,906)	(91,752)	(161,905)

Total effects on cash and cash equivalents		(4,145)	(75,026)	(299,605)	(303,958)

Cash and cash equivalents at the beginning of the period	3	27,757	89,822	1,049,125	1,794,416
Cash and cash equivalents at the end of the period	3	23,612	14,796	749,520	1,490,458

Change in cash and cash equivalents		(4,145)	(75,026)	(299,605)	(303,958)
See the accompanying notes to the quarterly information

STATEMENTS OF ADDED VALUE

for the nine-month periods ended September 30, 2012 and 2011

In thousands of Reais - R$

		Parent Company		Consolidated
	09.30.2012	09.30.2011	09.30.2012	09.30.2011

Income
Sale of energy, services and other income	-	-	8,981,913	8,298,084
Construction income	-	-	383,268	476,592
Results disposal / deactivation property and rights	-	-	1,574	2,526
Allow ance for doubtful debts	-	-	183	(32,513)
Total	-	-	9,366,938	8,744,689

( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	2,173,936	1,754,561
Charges for use of the main transmission grid ( - ) ESS and ERR	-	-	549,194	497,040
Materials, supplies and third parties services	2,449	3,262	375,345	364,343
Natural gas and supplies for gas operations	-	-	232,466	168,774
Construction costs	-	-	379,214	475,228
Loss / Recovery of assets	-	-	5,311	55,524
Other charges	-	-	11,471	10,752
Other supplies	9,323	1,724	143,098	77,743
Total	11,772	4,986	3,870,035	3,403,965

( = ) GROSS ADDED VALUE	(11,772)	(4,986)	5,496,903	5,340,724

( - ) Depreciation and amortization	566	566	411,736	407,980

( = ) NET ADDED VALUE	(12,338)	(5,552)	5,085,167	4,932,744

( + ) Transferred added value
Financial income	86,348	92,864	523,975	460,202
Results from investment interests	789,553	1,055,150	52,995	48,247

Total	875,901	1,148,014	576,970	508,449

VALUE ADDED TO DISTRIBUTE	863,563	1,142,462	5,662,137	5,441,193
(Continued)

STATEMENTS OF ADDED VALUE

for the nine-month periods ended September 30, 2012 and 2011 (continued)

In thousands of Reais - R$

			Parent Company				Consolidated
	09.30.2012%		09.30.2011%		09.30.2012%		09.30.2011%
DISTRIBUTION OF ADDED VALUE:

Personnel
Remuneration and fees	5,455		4,509		551,224		446,447
Private pension and health plans	403		443		121,592		97,331
Meal and education assistance	-		-		60,515		50,268
Social security charges - FGTS	363		299		45,555		35,130
Labor indemnities (reversals)	-		-		20,526		50,748
Profit sharing	-		-		40,228		69,912
Transfers to property, plant and equipment in progress	-		-		(89,040)		(96,233)
Total	6,221	0.7	5,251	0.5	750,600	13.3	653,603	12.0

Government
Federal	(26,971)		47,494		1,814,058		1,806,924
State	52		2		1,815,036		1,729,955
Municipal	-		-		2,376		2,064
Total	(26,919)	(3.1)	47,496	4.2	3,631,470	64.1	3,538,943	65.0

Third Parties
Interest and fines	66,506		113,757		426,102		241,062
Leasing and rent	11,392		7		21,605		14,216
Donations, subsidies and contributions	-		120		8,351		5,279
Total	77,898	9.0	113,884	10.0	456,058	8.1	260,557	4.8

Shareholders
Non controlling interests	-		-		17,646		12,259
Interest on capital	-		225,814		-		225,814
Retained profits	806,363		750,017		806,363		750,017
Total	806,363	93.4	975,831	85.4	824,009	14.5	988,090	18.2

	863,563	100.0	1,142,462	100.0	5,662,137	100.0	5,441,193	100.0

See the accompanying notes to the quarterly information

NOTES TO THE QUARTELY FINANCIAL INFORMATION

for the nine-month period ended September 30, 2012

In thousands of Reais - R$

1      General Information

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. These activities are regulated by the National Eletric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL), which reports to the Ministry of Mines and Energy (Ministério de Minas e Energia or MME). Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

The direct and indirect subsidiaries of the Company are described in note 15.

2      Main Accounting Policies

The significant accounting policies used for preparing this quarterly information are consistent with those presented in Note 2 of the Annual Financial Statements at December 31, 2011, available in the CVM (Brazilian Securities and Exchange Commission) and Copel’s web sites.

Authorization for the completion of this quarterly financial information was granted at the Meeting of the Board of Officers held on November 13, 2012.

2.1     Statement of compliance

The Company’s quarterly financial information includes:

•         The consolidated quarterly financial information prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and also in accordance with accounting practices adopted in Brazil;

•         The individual quarterly financial information of the parent company prepared in accordance with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil include those in Brazilian Corporate Legislation and the pronouncements, orientations and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis or CPC) and approved by the Brazilian Securities and Exchange Commission – (Comissão de Valores Mobiliários or CVM).

The individual quarterly financial information present the values for investments in subsidiaries, joint ventures and associated companies using the equity method, in accordance with Brazilian legislation in force. Thus, this individual quarterly financial information is not in compliance with the IFRSs, which require that these investments reported in the parent company’s individual statements be stated at fair value or cost.

Given that there is no difference between the consolidated shareholders´ equity and the consolidated profit attributed to the owners of the parent company, stated in the consolidated quarterly financial information prepared in accordance with the IFRSs and the accounting practices adopted in Brazil and the shareholders’ equity and net profit of the parent company, stated in the individual quarterly financial information prepared in accordance with accounting practices adopted in Brazil, the Company opted to present these individual and consolidated quarterly financial information side by side, in one set of accounts.

This quarterly information is presented considering the rulings included in CPC 21 and IAS 34 - Interim Information and the CVM SNC/SEP Official Circular 03/11.

Consequently, certain information disclosed in the notes to the financial statements for the year ended December 31, 2011 which did not alter during the quarter has not been presented. Therefore, this quarterly information should be read together with the financial statements at December 31, 2011.

2.2     Basis of Presentation

The quarterly financial information were prepared based on historic cost, except for certain financial instruments which were stated at fair values by their profit and losses, and financial assets held for sale measured to their fair values.

2.3     Functional currency and presentation currency

The individual and consolidated financial statements are presented in Brazilian Reais, which is the functional currency of the Company. All financial information present in Brazilian Reais were rounded to the nearest thousand, except when otherwise indicated.

2.4     Use of estimates and judgment

According to IFRS and CPC rules, the preparation of individual and consolidated financial statements requires that the company’s senior management make judgments, estimates and assumptions which affect the application of accounting policies and assets, liabilities, income and expenses reported values. The real results may divert from these estimates.

Estimates and assumptions are reviewed in a continuous way. Reviews of accounting estimates are recognized in the year that those estimates are reviewed and in any future fiscal years affected.

Information about critical judgment related to accounting policies adopted that present an effect over the values recognized in the consolidated and individual financial statements are included in the following notes:

Note nº 8 – Accounts receivable related to concession;

Note nº 11.2 – Deferred income tax and social contribution;

Note nº 17.1 – Concession - Copel Distribuição; and

Note nº 32 – Operational lease agreements.

Information about uncertainty over assumptions and estimates that may present a significative risk of resulting in material adjustments in the next fiscal year are included in the following notes:

Note nº 2.19.1 of the Financial Statements at December 31, 2011 - Unbilled revenues;

Note nº 2.29 of the Financial Statements at December 31, 2011 - Impairment value of assets;

Note nº 6 – Trade account receivable;

Note nº 16 – Property, plant and equipment;

Note nº 17 – Intangible assets;

Note nº 21 – Post-Employment benefits;

Note nº 26 – Tax, social security, labor and civil provisions; and

Note nº 33 – Financial Instruments.

2.5     Basis for consolidation

The consolidated quarterly financial information includes the quarterly financial information of the Company, its subsidiaries, joint ventures and the exclusive investment funds.

Quarterly financial statements are included in the consolidated quarterly financial statements starting in the date that the control or shared control started until the date that they cease to exist.

The asset, liability and statement of income accounts of controlled companies (note 15.2) are fully consolidated line by line and the accounts of jointly-controlled entities are consolidated in proportion to shareholding interest (note 15.3).

When necessary, the quarterly financial information of the subsidiaries are adjusted to adapt the accounting policies established by the Group. All of the transactions, balances, income and expenses between the Group companies are eliminated in the consolidated quarterly financial information.

2.6     Reclassification of deferred income and social contribution taxes

According to the new understanding about the presentation of the deferred income and social contribution taxes stated in CPC Pronouncement 32 Income taxes, the Company is offsetting deferred tax assets and liabilities in the same taxable entity, presenting them on a net basis.

For comparison purposes, the balances of deferred income and social contribution accounts as of December 31, 2011, are being restated as asset and liability netting, as shown below:

	Parent Company			Consolidated
	Published	Reclassified	Published	Reclassified
Deferred Income Tax and Social Contribution
Noncurrent assets	141,639	108,380	745,180	465,536
Noncurrent liabilities	33,259	-	927,910	648,266

3      Cash and Cash equivalents

		Parent Company		Consolidated
	09.30.2012	12.31.2011	09.30.2012	12.31.2011
Cash and bank accounts	939	669	61,797	35,081
Financial investments w ith immediate liquidity	22,673	27,088	687,723	1,014,044
	23,612	27,757	749,520	1,049,125

Financial investments with immediate liquidity are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These short-term investments comprise Certificates of Deposit (CDs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average 100.3% of the variation of the Interbank Deposit Rate as of September 30, 2012 and 101% as of December 31, 2011.

4      Bonds and Securities

Category	Level	Index	Consolidated
			09.30.2012	12.31.2011
Securities held for sale
CDB	2	CDI	17,995	92,693
Committed Operation	2	CDI	64,727	43,233
Committed Operation	2	Selic	-	4,430
Committed Operation	1	Before fixed	-	46,322
Quotas in Funds	1	CDI	530	111
NTN - F	1	CDI	-	31,451
NTN - B	1	IPCA	-	1,956
LFT	1	Selic	159,782	209,942
LTN	1	Before fixed	116,131	103,520
LFBB	2	CDI	20,638	19,296
LF Caixa	2	CDI	8,845	8,270
CDB BB	2	CDI	-	6,205
			388,648	567,429
Securities held for trading
Quotas in FI	2	CDI	18,161	11,003
Committed Operation	1	Before fixed	28,367	-
CDB	2	CDI	5,172	-
Treasury bills	2	CDI	12,535	-
LFT	1	Selic	15,530	39,039
LTN	1	Selic	11,607	-
DPGE	2	CDI	54,679	9,979
Shares	1	Ibovespa	3,349	-
Debentures	2	CDI	3,649	-
Fixed income NPP	2	CDI	3,063	-
Derivatives	1	Stock purchase options	10	-
Derivatives	1	DI Future BMF	-	1
			156,122	60,022
Overdue securities to maturity
LFT	1	Selic	-	5,920
Quotas in Funds	1	CDI	-	48
LF Caixa	2	CDI	11,966	11,189
			11,966	17,157
			556,736	644,608
		Current	456,785	582,019
		NonCurrent - NC	99,951	62,589

Category	Level	Index		Parent Company
			09.30.2012	12.31.2011
Securities held for sale
CDB	2	CDI	89	83
Fund Quotas	1	CDI	85	82
		Current	174	165

Copel holds bonds and securities with variable interest rates. The maturity of these securities varies between 1 and 48 months, as from the reporting date of this report. None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

The main amounts invested include:

•         Investments in “BB Atacado 1 Fundo de Investimento Renda Fixa de Longo Prazo of Banco do Brasil” of R$ 171,992 (R$ 197,371 as of December 31, 2011);

•         Investments in “Fundo de Investimento Exclusivo Caixa Copel Renda Fixa de Longo Prazo da Caixa Econômica Federal” of R$ 90,745 (R$ 189,358 as of December 31, 2011);

•         Investment of UEG Araucária in BB AGEU FI RF LP of Banco do Brasil, of R$ 60,173

•         Investments of UEG Araucária in the funds “UEG Fundo de Investimento Renda Fixa Crédito Privado” and “UEG Fundo de Investimento Multimercado” of BNY Mellon Serviços Financeiros DTVM S.A. of R$ 95,917 (R$ 60,019 as of December 31, 2011)

•         Constitution of a guarantee for the ANEEL auction in the amount of R$ 1,427 (R$ 34,011 as of December 31, 2011);

•         Constitute a guarantee for the Contracts for the Sale of Energy in the Regulated Environment – CCEARS in CCEE R$ 55,798 (R$ 27,533 as of December 31, 2011);

•         Constitute a guarantee for the financing contract agreement signed for the construction of the Hydro Electric Plant and for the construction of Transmission Lines in the amount of R$ 29,518 (R$ 18,764 at December 31, 2011).

5      Collaterals and Escrow Accounts

			Consolidated
		09.30.2012	12.31.2011
Collaterals and escrow accounts STN (5.1)		42,706	37,553
Collaterals and escrow accounts - CECS (5.2)		30,105	-
Other		12,292	2,668
		85,103	40,221
	Current	12,292	2,668
	NonCurrent - NC	72,811	37,553

5.1     Surety bonds and restricted deposits – National Treasury Department - STN

Surety bonds and restricted deposits are offered to secure the repayment of the principal consisting of discount bonds and par bounds when these payments are required on April 11, 2024. The amounts are adjusted by applying the weighted average of the percentage variations of the prices of zero-coupon bonds issued by the U.S. Treasury, according to the participation of each series of the instrument in the composition of the collateral portfolio made up to secure the payment of the principal under the Brazilian Financing Plan – 1992.

5.2     Collaterals and Escrow Accounts - CECS

Deposit in the bank account of Consórcio Energético Cruzeiro do Sul – CECS, 51% of the amount of pledge necessary to ensure compliance with article 17 of law 11,428/2006 and possible authorization by Environmental Institute of Paraná (Instituto Ambiental do Paraná or IAP).

6      Trade Accounts Receivable

	Balances	Overdue	Overdue for		Total
	falling due	up to 90 days	more than 90 days	Consolidated
				09.30.2012	12.31.2011
Customers
Residential	163.318	97.423	26.223	286.964	274.070
Industrial	98.926	45.725	15.721	160.372	142.118
Commercial	111.726	45.526	13.256	170.508	168.942
Rural	21.928	9.147	7.252	38.327	38.574
Public Entities	21.852	14.980	15.662	52.494	44.729
Public lighting	16.454	2.472	184	19.110	19.497
Public service	17.410	15.483	148	33.041	30.905
Unbilled supply	290.717	-	-	290.717	288.095
Energy installments plan	66.075	6.832	23.398	96.305	85.294
Low income subsidy - Eletrobrás	6.631	-	-	6.631	31.734
Fines and charges on energy bills	4.949	9.271	10.688	24.908	19.623
State Government "Luz Fraterna" program	29.655	1.351	24.738	55.744	38.763
Other receivables	6.381	3.888	7.701	17.970	21.096
	856.022	252.098	144.971	1.253.091	1.203.440
Concessionaires and Permission holder
Energy supplies
CCEAR - auction	155.772	4.932	9.536	170.240	189.223
Bilateral contracts	23.692	-	119	23.811	21.540
CCEE	33.024	-	119	33.143	15.632
Reimbursement to generators	-	-	1.288	1.288	1.288
	212.488	4.932	11.062	228.482	227.683
Charges from using transmission grid
Transmission grid	18.623	2.502	2.364	23.489	16.995
Basic netw ork and conection grid	24.219	355	3.419	27.993	25.833
	42.842	2.857	5.783	51.482	42.828
Telecommunications
Telecommunication services	2.214	5.634	10.039	17.887	15.481
	2.214	5.634	10.039	17.887	15.481
Gas distribution	32.886	653	1.197	34.736	27.305
Allowance for doubtful accounts (6.1)	-	-	(96.725)	(96.725)	(115.919)
	1.146.452	266.174	76.327	1.488.953	1.400.818
Current	1.114.713	266.174	76.327	1.457.214	1.368.366
Noncurrent - NC	31.739	-	-	31.739	32.452

The average collection period for the electricity sold to customers is 12 days and 10 days for concessionaries and other entities permitted to supply electricity.

6.1       Allowance for Doubtful Accounts

Copel’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

Consolidated	Balance as of	Additions /	Reversal	Balance as of
	January 1, 2012	(reversals)	of write offs	September 30, 2012

Customers, concessionaries and permission holder
Residential	28,953	20,664	(13,625)	35,992
Industrial	25,163	7,470	(1,674)	30,959
Commercial	19,466	570	(2,559)	17,477
Rural	1,805	3,349	(668)	4,486
Public Entities	2,359	1,216	-	3,575
Public lighting	79	43	-	122
Public service	41	52	-	93
Concessionaries and permission holder	37,370	(37,146)	-	224
Telecommunications	683	3,114	-	3,797
	115,919	(668)	(18,526)	96,725

Consolidated	Balance as of	Additions /	Reversal	Balance as of
	January 1, 2011	(reversals)	of write offs	September 30, 2011

Customers, concessionaries and permission holder
Residential	7,654	19,372	(7,147)	19,879
Industrial	40,761	1,809	(67)	42,503
Commercial	10,880	5,059	(1,673)	14,266
Rural	69	1,376	(313)	1,132
Public Entities	1,453	4,464	-	5,917
Public lighting	155	(76)	-	79
Public service	2	21	-	23
Concessionaries and permission holder	224	-	-	224
Telecommunications	921	390	-	1,311
	62,119	32,415	(9,200)	85,334

The applied criteria, in addition to taking into account management’s experience of the history of losses experienced, also complies with the criteria recommended by ANEEL.

An allowance for doubtful accounts was set up in 2011 in the amount of R$ 37,146 for differences in the prices invoiced for the sale of energy from Mauá Hydroelectric Power Plant and was reversed in 2012, according to the Management’s decision based on order 1,611 issued by ANEEL (Brazilian Electricity Regulatory Agency) on April 17, 2012.

7      Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.a., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

7.1     Maturity of noncurrent installments

		Consolidated
	09.30.2012	12.31.2011
2013	19,328	70,242
2014	80,502	74,914
2015	85,855	79,896
2016	91,565	85,209
2017	97,655	90,876
2018	104,149	96,920
2019	111,076	103,366
2020	118,463	110,240
2021	126,341	117,572
2022	134,744	125,391
2023	143,705	133,730
2024	153,262	142,624
After 2024	53,320	49,618
	1,319,965	1,280,598

7.2     Changes in CRC

	Current	Noncurrent
Balances	assets	assets	Consolidated
Balance as of January 1, 2012	65,862	1,280,598	1,346,460
Interest and fees	64,151	-	64,151
Monetary variations	2,186	93,334	95,520
Transfers	53,967	(53,967)	-
Amortizations	(113,148)	-	(113,148)
Balance as of September 30, 2012	73,018	1,319,965	1,392,983

	Current	Noncurrent
Balances	assets	assets	Consolidated
Balance as of January 1, 2011	58,816	1,282,377	1,341,193
Interest and fees	64,007	-	64,007
Monetary variations	691	54,495	55,186
Transfers	47,983	(47,983)	-
Amortizations	(107,763)	-	(107,763)
Balance as of September 30, 2011	63,734	1,288,889	1,352,623

8      Accounts receivable related to the concession

8.1     Change in accounts receivable related to the concession

		Noncurrent assets
	Current		Special
	assets	Assets	liabilities (1)	Consolidated
Balance as of January 1, 2012	80,626	4,828,785	(1,592,311)	3,317,100
Effect of the first consolidation of Caiuá	-	53	-	53
Effect of the first consolidation of Integração Maranhense	-	233	-	233
Effect of the first consolidation of Matrinchã	-	313	-	313
Effect of the first consolidation of Guaraciaba	-	169	-	169
Capitalization of intangible assets	-	240,425	(26,421)	214,004
Transfers of intangible in service - remeasurement
according to Resolution 474/2012 (Note 17.1)	-	136,658	(60,802)	75,856
Transfers from non current to current	198,291	(198,291)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(165,051)	-	-	(165,051)
Transfer from other assets	765	-	-	765
Transfer to Property, Plant and Equipment in progress	-	(92)	-	(92)
Adjustment to financial assets classified
as available for sale	-	(13,116)	-	(13,116)
Monetary variations	-	255,286	(97,940)	157,346
Remuneration	-	308,649	-	308,649
Construction income	-	43,529	-	43,529
Fair value adjustment	-	(147,971)	(98,020)	(245,991)
Write off	-	(7,715)	-	(7,715)
Balance as of September 30, 2012	114,631	5,446,915	(1,875,494)	3,686,052
(1) Note 17.6

		Noncurrent assets
	Current		Special
	assets	Assets	liabilities (1)	Consolidated
Balance as of January 1, 2011	54,700	3,849,462	(1,426,117)	2,478,045
Capitalization of intangible assets	-	308,198	-	308,198
Transfers from noncurrent to current	161,380	(161,380)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(142,994)	-	-	(142,994)
Transfers to fixed assets in service	-	(732)	-	(732)
Adjustment to financial assets classified
as available for sale	-	(2,421)	-	(2,421)
Monetary variations	-	139,187	(112,969)	26,218
Remuneration	-	228,673	-	228,673
Construction income	-	87,589	-	87,589
Write off	-	(9,103)	-	(9,103)
Balance as of September 30, 2011	73,086	4,439,473	(1,539,086)	2,973,473
(1) Note 17.6

8.2     Accounts receivable related to the concession - Distribution

Based on the characteristics set forth under the power distribution concession agreement, Company management believes the conditions are met for the application of Technical Interpretation ICPC 01/IFRIC 12 and SIC 29 – Concession Contracts, which provides guidelines for the accounting of public service concessions by private operators, so that the power distribution business is properly reflected, comprising:

 (a) Estimated portion of investments made and not amortized or depreciated by the end of the concession for being an unconditional right to reimbursement in cash or other financial assets directly by the granting authority; and

(b) Remaining portion after the assessment of the financial asset (residual amount), classified as an intangible asset due its recovery being conditioned upon the rendering of the corresponding public service, i.e., the consumption of power by customers.

The infrastructure that has been received or built for the distribution business, originally represented by property, plant, and equipment and intangible assets, is recovered through two cash flows: (a) a portion through power consumption by customers (monthly billing of energy consumed/sold) over the term of the concession; and (b) a portion as reimbursement for revertible assets at the end of the concession, to be received directly from the granting authority or from another entity to which the granting authority assigns this task.

This reimbursement is made based on the share of investments related to revertible assets which has not been amortized or depreciated yet and which have been made with the purpose of ensuring that the services rendered are continuous and up-to-date.

These financial assets, because they do not have determinable fixed cash flows, given that the Company assumes that the indemnity will be based on the cost to replace concession assets and because they don’t have the characteristics necessary to be classified into the other categories of financial assets, are recognized as “available for sale”. Cash flows linked to these assets are determined considering that the amount of the electricity rate called regulatory compensation basis defined by the Concession Authority, whose methodology is the cost of replacing distribution infrastructure goods linked to concession. This electricity rate basis (BRR) is adjusted every four years considering various factors and has the purpose of reflecting the changes in prices of physical assets, including write-offs, depreciation and additions to infrastructure goods (physical assets).

Compensation on this financial asset is based on the regulatory Weighted Average Cost of Capital (WACC) approved by ANEEL at the periodical electricity rate adjustment every four years and the amount is included in the composition of the electricity rate revenue billed to consumers and monthly received.

In the intervening periods between the date of the last and the next periodical electricity rate adjustment, the balance of financial assets must be aligned with Management’s expectations about the increase or decrease in its cash flows linked to the update and movement of infrastructure goods (physical assets). The variations in cash flow estimates are directly recognized in the year’s statement of income.

The portion of interest established at the beginning of the agreement, calculated by employing the effective interest rate method, as well as any change in expected cash flows, are recorded in the year’s statement of income.

The variation in fair value, arising from the difference between market interest rate and the effective interest rate, is recorded directly in shareholders’ equity, net of taxes, as equity valuation adjustment, without being recognized in the year’s statement of income. When a financial asset classified as “available for sale” is settled gains or losses accumulated in shareholders’ equity are recognized in the statement of income.

Electricity rate adjustment at Copel Distribuição

In November 2011 ANEEL inspected the investments made by the concessionaire for the accrual period from May 2008 to December 2011, therefore starting the electricity rate adjustment. After analyzing the reports it received, Copel found various adjustments which it considered to be necessary and took several actions at ANEEL in an attempt to make the agency reconsider its initial position by presenting the reasons for its constructive model and recognizing incurred costs. The agency accepted some of these claims, which were reflected on the version approved by ANEEL. However, Copel is still arguing with ANEEL at administrative proceedings about the effects of the adjustment.

The Company understands that some procedures followed for the rate adjustment differ from the methodology proposed by the Electricity Rate Regulation Procedures – Proret of the Electricity Industry Accounting Manual – MCSE, and from the constructive model adopted by the concessionaire.

Although ANEEL has not announced its decision on the appeal filed by Copel about the compensation basis amounts and other items, the new rate was approved at a public audience and be applied as from June 24, 2012.

According to Copel’s Management, although ANEEL established a new regulatory compensation basis, administrative proceedings which are being managed at the regulatory agency remain undecided. This understanding is supported by the fact that we have not received the decision on the appeal filed with the regulatory agency, which causes uncertainties about the final assessment of the effects of this third cycle electricity rate adjustment.

Considering also that the regulatory compensation basis in the rate cycles is key to defining the new electricity rate which will be charged by the Concessionaire and represents the best estimate of the fair value of assets to be indemnified at the end of the concession, the Company will wait for ANEEL to make a decision for recognizing in full the effects of the electricity rate adjustment on its financial statements.

Considering this scenario, the Company’s Management assessed all the effects arising from the electricity rate adjustment and recorded in the second quarter the write-off of R$ 152,416 for the estimated and unrealized adjustments in this asset’s cash flows which, net of tax effects, total
R$ 100,595. This amount, together with the effects of the changes in prevailing depreciation rates as from January 1, 2012 and recorded in the first quarter, in the amount of R$ 42,569 (R$ 28,095 net of taxes), total a write-off of R$ 194,985 recognized in the first semester’s statement of income (R$ 128,690, net of taxes).

As set forth under Electricity Rate Regulation Procedures - Proret in August 2012, the Company uploaded onto the information systems the regulatory revaluation of assets and special liabilities, resulting from the effects of the third cycle of periodic electricity rate adjustment. When the values of individual asset items were determined, an adjustment in the balance of special liabilities linked to the concession was found to be necessary, as well as the recognition of interest on this adjustment in the amount of R$ 51,006.

The effects of the decision approved by ANEEL on June 19, 2012 through Resolution 1.296 on the regulatory compensation basis still subject to administrative appeals filed before and after the approval above will be revalued by the Company, which expects them to be reversed. Considering this evaluation, the Company did not consider these amounts under discussion when reviewing the expected cash flow of the indemnity’s financial assets, given that there is no objective evidence for derecognizing these amounts from financial assets because the contractual rights to cash flows have not expired, according to guideline issued by the Committee of Accounting Pronouncements OCPC 03, item 13. If ANEEL finally decides against the Company, these effects will be recognized in the statement of income, totaling the estimated amount of R$ 155,111 and R$ 102,373 net of taxes.

The result of the electricity rate adjustment applied to Copel Distribuição is detailed in technical note 173/2012, available at ANEEL’s site.

8.3     Commitments regarding transmission

8.3.1       TL 500 - kV Araraquara 2 - Taubaté

This transmission line was awarded to the Company at ANEEL auction 001/10, on June 10, 2010

The total commitments assumed with suppliers of equipment and services related to TL 500 kV Araraquara 2 Taubaté amounted to R$ 156,283 as of September 30, 2012.

8.3.2       Substation Cerquilho III 230 kV

This 230/138 kV (300 MVA) substation was awarded to the Company at ANEEL auction 001/10 – ANEEL, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to Substation Cerquilho III, amounted to R$ 43,775 as of September 30, 2012.

9      Other Receivables

		Consolidated
	09.30.2012	12.31.2011
Current assets
Services in progress (9.1)	89,030	71,256
Advance payments to employees	28,819	11,588
Partnership in consortiums	29,980	29,483
Advance payments to suppliers	28,446	7,162
Advance for severance estate	5,301	3,514
Other receivables	51,999	38,310
	233,575	161,313
Noncurrent assets
Advance payments to suppliers	12,647	11,982
Services in progress (9.1)	7,069	-
Other receivables	2,096	5,051
	21,812	17,033

9.1     Service in progress

This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose, in compliance with the applicable regulations.

10   Inventories

Consolidated
	Operation/Maintenance
	09.30.2012	12.31.2011
Copel Geração e Transmissão	27,745	23,714
Copel Distribuição	80,299	69,579
Copel Telecomunicações	9,985	9,015
Compagas	919	1,491
UEG Araucária	4	3
	118,952	103,802

11   Income Tax, Social Contribution and Other Taxes

11.1   Income tax (IR) and social contribution (CSLL)

		Parent Company		Consolidated
	09.30.2012	12.31.2011	09.30.2012	12.31.2011
Current assets
IR and CSLL paid in advance	117,193	131,567	447,381	678,745
IR and CSLL to be offset against liability	-	(1,025)	(231,718)	(451,730)
IRRF on JSCP to be offset against liability	-	(11,634)	-	(11,634)
	117,193	118,908	215,663	215,381
Noncurrent assets
IR and CSLL paid in advance	-	-	20,209	18,714
	-	-	20,209	18,714
Current liabilities
IR and CSLL due	-	4,954	431,107	603,520
IR and CSLL to be offset against asset	-	(1,025)	(231,718)	(451,730)
	-	3,929	199,389	151,790

Amounts recorded as corporate income tax (IRPJ) and social contribution (CSLL) paid in advance refer to amounts paid in advance and corporate tax return (DIPJ) credits, which are offset against the respective taxes payable by each company, pursuant to the Brazilian tax legislation.

11.2   Deferred income tax and social contribution

Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

11.2.1     Variations in deferred income tax and social contribution

			Recognized
			in other
	Balance as of	Recognized	comprehensive	Balance as of
Parent Company	January 1, 2012	in income	income	September 30, 2012
Noncurrent assets
Tax losses and negative tax basis	-	41,739	-	41,739
Other temporary additions
Provisions for legal claims	100,819	4,492	-	105,311
Allow ance for doubtful debts	1,478	-	-	1,478
Amortization - concession	17,829	192	-	18,021
Provision for financing	4,756	-	-	4,756
Interest on ow n capital	16,666	(16,666)	-	-
Others	91	(164)	-	(73)
	141,639	29,593	-	171,232
Noncurrent liabilities
Transitional tax system - RTT
Effects from applying CPC 38
- financial instruments	7,962	(982)	51	7,031
Temporary exclusions
Provisions for negative goodw ill	25,297	-	-	25,297
	33,259	(982)	51	32,328
Net	108,380	30,575	(51)	138,904

	Balance as of	Recognized	Balance as of
Parent Company	January 1, 2011	in income	September 30, 2011
Noncurrent assets
Tax losses and negative tax basis	1,170	14,603	15,773
Other temporary additions
Provisions for legal claims	102,911	(3,700)	99,211
Allow ance for doubtful debts	1,478	-	1,478
Amortization - concession	17,573	192	17,765
Provision for financing	3,659	1,098	4,757
Interest on ow n capital	17,966	(17,966)	-
	144,757	(5,773)	138,984
Noncurrent liabilities
Temporary exclusions
Provisions for negative goodw ill	25,297	-	25,297
	25,297	-	25,297
Net	119,460	(5,773)	113,687

			Recognized
			in other
	Balance as of	Recognized	comprehensive	Balance as of
Consolidated	January 1, 2012	in income	income	September 30, 2012
Noncurrent assets
Tax losses and negative tax basis	2,486	41,739	-	44,225
Private pension and health plans	154,108	12,603	-	166,711
Transitional tax system - RTT	16,142	12,414	-	28,556
Other temporary additions
Provisions for legal claims	346,697	30,459	-	377,156
Allow ance for doubtful debts	43,407	(7,558)	-	35,849
Amortization - concession	36,173	192	-	36,365
Provision for impact of grid charges	6,922	-	-	6,922
Provision for financing	4,756	-	-	4,756
Provision for energy purchases	99,567	(8,917)	-	90,650
Provision for profit sharing	17,182	(3,949)	-	13,233
Interest on ow n capital	16,666	(16,666)	-	-
Others	1,074	10,275	-	11,349
	745,180	70,592	-	815,772
Noncurrent liabilities
Transitional tax system - RTT
Effects from applying CPC 27	758,473	(12,650)	-	745,823
Effects from applying ICPC 01	125,450	(4,231)	(4,459)	116,760
Effects from applying CPC 38	7,962	(982)	702	7,682
Other temporary exclusions
Capitalization of financial charges	5,356	-	-	5,356
Provisions for negative goodw ill	25,297	-	-	25,297
Gas supply	5,372	(1,343)	-	4,029
	927,910	(19,206)	(3,757)	904,946
Net	(182,730)	89,798	3,757	(89,174)
Assets presented in the Balance Sheet	465,536			567,422
Liabilities presented in the Balance Sheet	648,266			656,597
Net	(182,730)			(89,175)

			Recognized	Compensated
			in other	with installment
	Balance as of	Recognized	comprehensive	debt	Balance as of
Consolidated	January 1, 2011	in income	income	Law 11,941	September 30, 2012
Noncurrent assets
Tax losses and negative tax basis	10,966	14,603	-	(7,312)	18,257
Private pension and health plans	135,384	10,095	-	-	145,479
Other temporary additions
Provisions for legal claims	290,385	22,235	-	-	312,620
Allow ance for doubtful debts	24,477	7,927	-	-	32,404
Amortization - concession	35,917	192	-	-	36,109
Provision for impact of grid charges	6,922	-	-	-	6,922
Provision for financing	3,659	1,098	-	-	4,757
Provision for energy purchases	-	92,478	-	-	92,478
Others	-	23,475	-	-	23,475
	507,710	172,103	-	(7,312)	672,501
Noncurrent liabilities
Transitional tax system - RTT
Effects from applying CPC 27	802,556	(39,207)	-	-	763,349
Effects from applying ICPC 01	47,607	61,246	(823)	-	108,030
Other temporary exclusions
Capitalization of financial charges	4,595	(54)	-	-	4,541
Provisions for negative goodw ill	25,297	-	-	-	25,297
Gas supply	7,163	(1,344)	-	-	5,819
	887,218	20,641	(823)	-	907,036
Net	(379,508)	151,462	823	(7,312)	(234,535)

11.2.2     Realization of deferred tax credits

Tax credits related to the pension and healthcare plans are realized according the movement of the related accrual based on the actuarial valuation conducted annually by an independent actuary, pursuant to the rules set forth in CVM Resolution nº 600/2009. Deferred taxes on all other accruals will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, without expiration period.

The Company’s Board of Directors and Fiscal Council have examined and approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, which points out to the realization of deferred taxes. As estimates of future taxable income, the realization of deferred taxes is presented below:

		Parent Company				Consolidated
	Estimated	Actual	Estimated	Estimated	Actual	Estimated
	Realizable	Realized	Realizable	Realizable	Realized	Realizable
	Amount	Amount	Amount	Amount	Amount	Amount
2011	4,174	18,252	-	178,211	175,562	-
2012	-	-	6,785	-	-	162,954
2013	-	-	3,685	-	-	33,221
2014	-	-	3,685	-	-	29,501
2015	-	-	2,931	-	-	238,905
2016	-	-	43,043	-	-	73,505
2017 to 2019	-	-	1,203	-	-	7,384
2020 to 2022	-	-	1,203	-	-	37,854
After 2022	-	-	76,369	-	-	(672,499)
	4,174	18,252	138,904	178,211	175,562	(89,175)

11.3   Other recoverable taxes and other taxes due

		Parent Company		Consolidated
	09.30.2012	12.31.2011	09.30.2012	12.31.2011
Current assets
Recoverable ICMS (VAT) (11.3.1)	-	-	41,478	40,845
Recoverable PIS/Pasep and Cofins taxes	-	-	57,481	60,486
PIS/Pasep and Cofins to be offset against liabilities	-	-	(19,388)	(51,411)
Other recoverable taxes	11	-	467	437
	11	-	80,038	50,357
Noncurrent assets
Recoverable ICMS (VAT) (11.3.1)	-	-	72,976	76,166
Recoverable income tax w ithheld on finance investments	-	-	2,428	1,735
Other taxes	-	-	11	11
	-	-	75,415	77,912
Current liabilities
ICMS (VAT) payable	-	-	203,412	193,808
PIS/Pasep and Cofins payable	-	12,846	55,073	74,579
PIS/Pasep and Cofins to be offset against assets	-	-	(19,388)	(51,411)
Tax Recovery Programs (11.3.2)	-	27,628	-	37,221
IRRF on JSCP	-	11,634	-	31,027
IRRF on JSCP to be offset against assets	-	(11,634)	-	(11,634)
Other taxes	204	911	6,349	14,867
	204	41,385	245,446	288,457
Noncurrent liabilities
ICMS (VAT) payable	-	-	-	152
	-	-	-	152

11.3.1     Recoverable ICMS (VAT)

Of the total amount recorded as recoverable ICMS (VAT), R$ 114,454, the amount of R$ 97,823 refers to credits from the acquisition of property, plant and equipment under Supplemental Law nº 87/96, which shall be recovered monthly at the rate of 1/48 pursuant to Supplemental Law nº 102/00.

11.3.2     Tax recovery programs

					Parent Company
	Debt	Benefits	Selic	Corrected		Balance of
	amount	Law 11,941	interest	debt value	Antecipation	corrected debt
Law 11,941/09
Cofins Rescission Claim	229,933	(80,927)	18,754	167,760	(167,760)	-
INSS	311	(93)	44	262	(262)	-
	230,244	(81,020)	18,798	168,022	(168,022)	-

							Consolidated
	Debt	Benefits	Tax loss	Selic	Corrected		Balance of
	amount	Law 11,941	carryforward	interest	debt value	Antecipation	corrected debt
Law 11,941/09
IRPJ	43,256	(8,898)	(3,123)	3,356	34,591	(34,591)	-
CSLL	5,925	(1,460)	(428)	634	4,671	(4,671)	-
Cofins	43,198	(9,633)	(3,118)	3,550	33,997	(33,997)	-
PIS/Pasep	8,893	(1,992)	(642)	395	6,654	(6,654)	-
Cofins Rescission Claim	229,933	(80,927)	-	18,754	167,760	(167,760)	-
INSS	311	(93)	-	44	262	(262)	-
	331,516	(103,003)	(7,311)	26,733	247,935	(247,935)	-

The effect on profit or loss for the nine-month period ended September 30, 2012, recorded as financial expenses was R$ 492 on the Parent Company and R$ 662 on Consolidated (Note 29).

Installment Plan – Law nº 11,941/09

Pursuant to a ruling by the 4th District Federal Court, which became final on August 18, 1998, Copel was granted immunity from the levy of COFINS tax on power sales. Even though this ruling was final, the Federal Revenue Service (RFB) issued Copel two notices for failure to collect COFINS tax: on February 19, 2002, notice nº 10980.000932/2002-90, for fiscal year 1997, and on August 22, 2003, notice nº 10980.007831/2003-21, for the first three quarters of 1998. Simultaneously, it filed a lawsuit requesting the cancellation of the immunity ruling, which, after a long legal battle regarding the lapse of RFB's right to dispute the ruling, has been submitted to 4th District Federal Court for judgment on the merits. Copel has thus reclassified the corresponding risk of loss as probable, since there’s consolidated legal precedent in favor of the federal government.

Due to the risk classification of this action as a probable loss, the Company had recorded a provision in the amount of R$ 184,464, comprising R$ 61,872 in principal and R$ 122,592 in Selic interest. Considering the level of risk of this action as probable, the Company chose to include it in the scheme for payment in installments established by Law 11,941 of May 27, 2009, with payment in 30 installments, considering the benefits of a reduction in the charges on arrears. Accordingly, the total debt, with the increase of a fine on arrears in the amount of R$ 12,375, now became R$ 196,839.

On June 29, 2011, the Brazilian Federal Revenue Department consolidated the debt, in which the difference of the ex-officio fine was included only in the notice of infraction related to 1998, and additional interest in the amount of R$ 33,094. Accordingly, the total amount of the debt now became R$ 229,933. After the consolidation of this debt, considering the benefits of a decrease in charges on arrears of R$ 80,927, the debt related to the rescissory action now became R$ 149,006.

Debts of the National Institute of Social Security (INSS) referring to the Tax Notification of Issuing of Debt nº 35.273.873-1 were also included in the consolidation in the amount of R$ 311, which when the benefits of payment in installments were included, results in a debt of R$ 218.

Accordingly, the Company's total debt included in the payment in installments was R$ 149,224. Considering the Selic interest on the payment in installments, as established in paragraph 3 of article 3 of the abovementioned law until September 30, 2012 in the amount of R$ 18,798, and also considering the monthly paid installments, the balance of the debt amounts to R$ 168,022. The installment payment was settled since April 30, 2012.

With respect to Copel Distribuição, tax debts referring to income tax (IRPJ) and social contribution on net income (CSLL) for February 2004 and to income tax for December 2007, March and April 2008, which total R$ 49,181, were included in the aforementioned payment in installments. These taxes were settled in their respective accrual periods through Declarations of Offsetting (Dcomp), which were not ratified by the Federal Revenue Department. Furthermore, in the same scheme for payment in installments debts related to the review of the calculation basis for PIS/Pasep and COFINS from 2005 to 2008, which after consolidation amounted to R$ 52,091, were included. The benefits of the decrease in the charges on arrears granted by Law 11,941/09, in the scheme for payment in 30 installments, amount to R$ 21,983. In the consolidation of the debt before the Federal Revenue Department, tax loss carry forwards and the negative calculation base of CSLL were used for settlement of part of the charges on arrears in the amount of R$ 7,311.

Accordingly, the Copel Distribuição's total debt included in the payment in installments was
R$ 71,978. Considering the Selic interest on the payment in installments, as established in paragraph 3 of article 3 of the abovementioned law until September 30, 2012 in the amount of
R$ 7,937, and also considering the monthly paid installments, the balance of the debt amounts to R$ 79,915. The installment payment was settled since April 30, 2012.

11.4     Reconciliation of the provision for income tax and social contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

	Parent Company			Consolidated
	09.30.2012	09.30.2011	09.30.2012	09.30.2011
Income before IRPJ and CSLL	775,788	981,604	1,168,064	1,360,980
IRPJ and CSLL (34%)	(263,768)	(333,745)	(397,142)	(462,733)
Tax effects on:
Equity in income	265,368	251,402	14,523	13,233
Interest on ow n capital	28,857	76,777	32,327	79,530
Dividends	134	33	134	33
Non deductible expenses	(16)	(7,057)	(1,912)	(10,455)
Tax benefits Law 11,941/09	-	7,056	-	7,056
Tax incentives	-	-	5,120	3,670
Others	-	(239)	2,895	(3,224)
Current IRPJ and CSLL	-	-	(433,853)	(524,501)
Deferred IRPJ and CSLL	30,575	(5,773)	89,798	151,611
Actual rate - %	-3.9%	0.6%	29.5%	27.4%

12   Prepaid Expenses

		Consolidated
	09.30.2012	12.31.2011
Current assets
Program of incentive to alternative energy sources - Proinfa	11,932	36
Insurance premiums	6,277	4,527
Other	6	25
	18,215	4,588
Noncurrent assets
Costs of financial transactions - mutual	10,545	-
Other	192	190
	10,737	190

13   Judicial Deposits

	Parent Company			Consolidated
	09.30.2012	12.31.2011	09.30.2012	12.31.2011
Taxes claims	271,834	222,847	335,039	226,566
Labor claims	-	-	88,698	72,873
Civil
Suppliers	-	-	95,558	92,853
Civil	-	-	24,899	24,706
Easements	-	-	6,757	6,823
Customers	-	-	2,424	2,289
	-	-	129,638	126,671
Others	-	-	4,484	4,707
	271,834	222,847	557,859	430,817

The change in the balance of judicial tax deposits manly relates to the deposit made by Copel Distribuição, in order to revoke assessment notice 6432974-0, issued by Paraná State, demanding payment of the ICMS tax on the rate subsidy afforded to low-income residential customers.

14   Receivable from related parties

	Parent Company			Consolidated
	09.30.2012	12.31.2011	09.30.2012	12.31.2011
Associated companies
Dividends and/or interests on ow n capital
Dona Francisca Energética	-	2,303	-	2,303
Sanepar	-	-	8,342	15,603
	-	2,303	8,342	17,906
Subsidiaries
Dividends and/or interests on ow n capital
Copel Geração e Transmissão	435,840	600,659	-	-
Copel Distribuição	457,063	508,695	-	-
Copel Telecomunicações	-	20,649	-	-
Compagas	-	3,927	-	-
Elejor	-	2,592	-	-
Dominó Holdings	11,140	14,184	-	-
	904,043	1,150,706	-	-
Financing tranferred - STN
Copel Distribuição (14.1)	61,052	58,427	-	-
	61,052	58,427	-	-
Loan contract
Copel Distribuição (14.2)	844,221	781,031	-	-
Elejor (14.3)	242,857	305,936	-	-
	1,087,078	1,086,967	-	-
	2,052,173	2,298,403	8,342	17,906
Current assets - Dividends receivable	904,043	1,153,009	8,342	17,906
Non current assets	1,148,130	1,145,394	-	-

14.1   Financing transferred – STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they also remain registered in the parent company.

This financing is transferred and incurs the same charges assumed by the Company and is reported separately, as receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 20.1).

14.2   Loan Contract - Copel Distribuição

On February 09, 2012, ANEEL approved the loan contract agreed between the Company (lender) and Copel Distribuição (borrower), for the amount of R$ 800,000. The loan is for a period of two years, bearing interest of 109.41% of the DI rate. The allocation of resources was the discharge of the obligations of the loan agreement signed on February 27, 2007 and paid on February 23, 2012.

14.3   Loan Contract - Elejor

On April 7, 2004, a loan contract was signed between Copel (lender) and Elejor (borrower), for the purpose of guaranteeing the continuity of the project to construct the Fundão – Santa Clara Hydroelectric Energy Complex, approved by the regulatory agency, through dispatch ANEEL nº 2876 of December 5, 2006, it started being remunerated by the TJLP interest rate plus a fixed rate of 4.5% p.a.

As deliberated on the 36th Extraordinary general meeting of December 9, 2010 of Elejor, after paying/returning the advance for future capital increase, the company started paying the above mentioned loan contract at October, 2011.

15   Investments

15.1   Changes in investments

Consolidated			Equity			Proposed	Amortization
	Balance as of	Shareholders'	evaluation	Investment(1)/		dividends	of concession	Balance as of
January 1, 2012		equity	adjustments	Afac(2)		and JCP	rights	September 30, 2012
Subsidiaries (15.4)
Sanepar	344,439	47,560	-	-		(9,815)	(547)	381,637
Sercomtel Telecomunicações	70,341	(7,491)	-	-		-	-	62,850
Dona Francisca	53,061	5,584	-	-		-	-	58,645
Foz do Chopim	17,402	6,922	-	-		(8,156)	-	16,168
Carbocampel	1,307	(35)	-	143	(1)	-	-	1,415
Dois Saltos	300	-	-	-		-	-	300
Copel Amec	165	11	-	-		-	-	176
Escoelectric	-	(22)	-	22	(2)	-	-	-
	487,015	52,529	-	165		(17,971)	(547)	521,191
Other investments (15.5)
Finam (15.5.1)	2,267	-	(756)	-		-	-	1,511
Finor (15.5.1)	613	-	(223)	-		-	-	390
Investco S.A.	8,345	-	766	-		-	-	9,111
Assets for future use	4,290	-	-	-		-	-	4,290
Advance w ith the purpose of future
investment (15.5.2)	38,945	-	-	6,728	(1)	-	-	45,673
Other investments	7,683	-	361	7	(1)	-	-	8,051
	62,143	-	148	6,735		-	-	69,026
	549,158	52,529	148	6,900		(17,971)	(547)	590,217
(1) Contribution for purchase of investments
(2) Afac - Advance for future capital increase

Consolidated					Proposed	Amortization
	Balance as of	Shareholders'	Investment(1)/		dividends	of concession	Balance as of
	January 1, 2011	equity	Afac(2)		and JCP	rights	September 30, 2011
Subsidiaries (15.4)
Sanepar	323,814	33,410	-		(9,162)	(547)	347,515
Sercomtel Telecomunicações	72,464	1,634	-		-	-	74,098
Dona Francisca	50,161	5,394	-		(1,390)	-	54,165
Foz do Chopim	17,086	7,792	-		(8,442)	-	16,436
Carbocampel	1,224	(20)	110	(2)	-	-	1,314
Dois Saltos	300	-	-		-	-	300
Copel Amec	156	7	-		-	-	163
Escoelectric	37	(118)	81	(2)	-	-	-
	465,242	48,099	191		(18,994)	(547)	493,991
Other investments (15.5)
Finam (15.5.1)	2,456	-	-		-	-	2,456
Finor (15.5.1)	769	-	-		-	-	769
Investco S.A.	7,903	-	-		-	-	7,903
Assets for future use	4,538	-	-		-	(25)	4,513
Other investments	2,542	-	3	(1)	-	-	2,545
	18,208	-	3		-	(25)	18,186
	483,450	48,099	194		(18,994)	(572)	512,177

			Equity			Amortization	Proposed	Redemption
Parent Company	Balance as of	Shareholders'	evaluation	Investment(1)/		of concession	dividends	of	Balance as of
January 1, 2012		equity	adjustments	Afac(2)		rights	and JCP	shares	September 30, 2012
Subsidiaries (15.2)
Copel Geração e Transmissão	5,739,789	552,970	1,273	-		-	8,389 (3)	-	6,302,421
Copel Distribuição	3,665,835	136,900	(8,663)	-		-	(13,468)	-	3,780,604
Copel Telecomunicações	287,740	21,869	-	22,643	(2)	-	(1,994)	-	330,258
UEG Araucária (15.2.1)	127,445	3,500	-	-		-	-	-	130,945
Compagas	105,305	7,665	-	-		-	-	-	112,970
Elejor	33,170	15,820	-	-		-	(2,785)	-	46,205
Elejor - concession rights	18,289	-	-	-		(565)	-	-	17,724
Centrais Eólicas do Paraná (15.2.2)	1,225	(9)	-	-		-	(306)	(910)	-
	9,978,798	738,715	(7,390)	22,643		(565)	(10,164)	(910)	10,721,127
Joint ventures (15.3)
Dominó Holdings	345,953	45,736	-	-		-	(8,595)	-	383,094
Cutia	4,310	(333)	-	1,384	(1)	-	-	-	5,361
Cutia - concession rights	5,809	-	-	-		-	-	-	5,809
	356,072	45,403	-	1,384		-	(8,595)	-	394,264
Associated companies (15.4)
Sercomtel (15.4.2)	70,341	(7,491)	-	-		-	-	-	62,850
Dona Francisca Energética	53,061	5,584	-	-		-	-	-	58,645
Foz do Chopim Energética	17,402	6,922	-	-		-	(8,156)	-	16,168
Carbocampel	1,307	(35)	-	143	(1)	-	-	-	1,415
Dois Saltos	300	-	-	-		-	-	-	300
Copel Amec	165	11	-	-		-	-	-	176
Escoelectric	-	(22)	-	22	(2)	-	-	-	-
	142,576	4,969	-	165		-	(8,156)	-	139,554
Other investments (15.5)
Finam (15.5.1)	2,267	-	(756)	-		-	-	-	1,511
Finor (15.5.1)	613	-	(223)	-		-	-	-	390
Investco S.A.	8,345	-	766	-		-	-	-	9,111
Advance w ith the purpose of future
investment (15.5.2)	38,945	-	-	6,728	(1)	-	-	-	45,673
Other investments	6,496	-	361	-		-	-	-	6,857
	56,666	-	148	6,728		-	-	-	63,542
	10,534,112	789,087	(7,242)	30,920		(565)	(26,915)	(910)	11,318,487
(1) Contribution for purchase of investments (2) Afac - Advance for future capital increase (3) Partial Reversal of proposed dividends as the 11th GSM of Copel Geração e Transmissão

			Equity	Afac	Amortization	Proposed
Parent Company	Balance as of	Shareholders'	evaluation	and	of concession	dividends	Balance as of
	January 1, 2011	equity	adjustments	(dev. Afac)	rights	and JCP	September 30, 2011
Subsidiaries (15.2)
Copel Geração e Transmissão	5,726,083	539,651	-	-	-	(539,553)	5,726,181
Copel Distribuição	3,316,811	427,275	(1,598)	-	-	(111,655)	3,630,833
Copel Telecomunicações	241,362	28,646	-	23,000	-	(8,127)	284,881
UEG Araucária	128,846	(465)	-	-	-	-	128,381
Compagas	99,286	13,149	-	-	-	(6,592)	105,843
Elejor	96,751	210	-	(71,898)	-	-	25,063
Elejor - concession rights	19,044	-	-	-	(566)	-	18,478
Centrais Eólicas do Paraná	1,185	354	-	-	-	(268)	1,271
	9,629,368	1,008,820	(1,598)	(48,898)	(566)	(666,195)	9,920,931
Joint ventures (15.3)
Dominó Holdings	325,342	31,493	-	-	-	(8,100)	348,735
	325,342	31,493	-	-	-	(8,100)	348,735
Associated companies (15.4)
Sercomtel Telecomunicações	72,464	1,634	-	-	-	-	74,098
Dona Francisca	50,161	5,394	-	-	-	(1,390)	54,165
Foz do Chopim	17,086	7,792	-	-	-	(8,442)	16,436
Carbocampel	1,224	(20)	-	110	-	-	1,314
Dois Saltos	300	-	-	-	-	-	300
Copel Amec	156	7	-	-	-	-	163
Escoelectric	37	(118)	-	81	-	-	-
	141,428	14,689	-	191	-	(9,832)	146,476
Other investments (15.5)
Finam (15.5.1)	2,456	-	-	-	-	-	2,456
Finor (15.5.1)	769	-	-	-	-	-	769
Investco S.A.	7,903	-	-	-	-	-	7,903
Other investments	1,344	-	-	-	-	-	1,344
	12,472	-	-	-	-	-	12,472
	10,108,610	1,055,002	(1,598)	(48,707)	(566)	(684,127)	10,428,614

15.2   Parent Company

Copel’s wholly owned subsidiaries and parent company are:

Percentage of share capital	Copel (Holding)	Copel Geração e Transmissão
Parent Company	%	%
Copel Geração e Transmissão S.A. (GET)	100.00	-
Copel Distribuição S.A. (DIS)	100.00	-
Copel Telecomunicações S.A. (TEL)	100.00	-
Companhia Paranaense de Gás - Compagas (COM)	51.00	-
Elejor - Centrais Elétricas do Rio Jordão S.A. (ELE)	70.00	-
UEG Araucária (UEG) (15.2.1)	20.00	60.00
Centrais Eólicas do Paraná (15.2.2) (CEO)	30.00	70.00

15.2.1     UEG Araucária Ltda.

On December 28, 2006, UEG Araucária agreed the “Contract for Leases and Other Agreements” with Petróleo Brasileiro S.A. - Petrobras, a non controlling partner, for the leasing of plant, extended in various stages until December 31, 2012, with clauses that provide for the possibility of anticipated rescission by UEG Araucária, in the event it participates in energy auctions organized by ANEEL. This contract provides for the use, by Petrobras, of the Plant Complex for generating energy at its own expense, with UEG Araucária entitled to the lease income consisting of fixed and variable installments defined in the contract.

15.2.2     Centrais Eólicas do Paraná Ltda.

Limited liability company in which Copel had a 30% interest and Copel Geração e Transmissão had a 70% interest. It was set up to implement, assemble and run the commercial operations of Central Geradora Eólica Palmas, a wind farm located in the municipality of Palmas, State of Paraná.

According to the termination agreement of May 31, 2012, the assets of Centrais Eólicas do Paraná, in the amount of R$ 3,033, were divided in proportion to the interest of each of its members: i) the amount of R$ 910 was deposited in Copel’s bank account; and ii) the remaining balance, in the amount of R$ 2,123, was fully transferred to Copel Geração e Transmissão, given that the authorization held by Central Geradora Eólica Palmas was passed on to Copel Geração e Transmissão, according to Authoritative Resolution 3,319, issued by ANEEL on January 24, 2012.

Centrais Eólicas
05.31.2012

ASSETS	3,033
Current assets	2,037
Noncurrent assets	996

LIABILITIES	3,033
Shareholders' equity	3,033

15.2.3     Financial statements of subsidiaries

Presented below are the balance sheets and statements of income at September 30, 2012, reclassified for purposes of ensuring consistency of the account plan:

ASSETS 09.30.2012	GET	DIS	TEL	COM	ELE	UEG
Total assets	9,189,648	7,869,530	399,418	291,505	754,998	664,218
Current assets	1,053,120	1,990,730	63,810	92,736	34,296	195,733
Cash and Cash Equivalents	223,670	388,166	27,071	41,625	14,632	20,142
Financial Investments - Bonds and securities	277,187	22,857	-	-	445	156,122
Financial Restricted Investments - Collaterals and Escrow Accounts	1,800	9,393	-	1,094	-	-
Trade Accounts Receivable	289,450	1,143,876	17,674	40,067	18,785	-
CRC transferred to the State Government of Paraná	-	73,018	-	-	-	-
Account Receivable related to concession	114,493	-	-	-	-	-
Other Receivables	112,342	102,713	1,945	555	2	15,982
Inventories	27,745	80,299	9,985	919	-	4
Income Tax and Social Contribution	805	90,219	4,230	-	-	3,002
Other current recoverable taxes	2,545	66,172	2,441	8,388	-	481
Prepaid expenses	3,083	14,017	464	88	432	-
Noncurrent assets	8,136,528	5,878,800	335,608	198,769	720,702	468,485
Long Term Assets	1,279,897	4,547,692	19,263	19,725	28,633	22,886
Financial Investments - Bonds and securities	69,264	30,687	-	-	-	-
Financial Restricted Investments - Collaterals and Escrow Accounts	30,105	42,706	-	-	-	-
Trade Accounts Receivable	-	31,650	89	6,584	-	-
CRC transferred to the State Government of Paraná	-	1,319,965	-	-	-	-
Judicial Deposits	22,437	261,820	1,039	302	77	249
Account Receivable related to concession	1,149,476	2,405,618	-	-	-	-
Advances to suppliers	-	-	-	12,647	-	-
Other Receivables	6,195	2,852	-	-	-	-
Income Tax and Social Contribution	-	-	-	-	-	20,209
Other current recoverable taxes	2,420	62,545	8,022	-	-	2,428
Deferred income tax and social contribution	-	389,849	10,113	-	28,556	-
Prepaid expenses	-	-	-	192	-	-
Investments	414,566	4,012	-	-	-	-
Property, Plant and Equipment, net	6,397,422	-	294,524	-	483,894	445,495
Intangible Assets	44,643	1,327,096	21,821	179,044	208,175	104

LIABILITIES 09.30.2012	GET	DIS	TEL	COM	ELE	UEG
Total liabilities	9,189,648	7,869,530	399,418	291,505	754,998	664,218
Current liabilities	1,094,902	1,852,323	35,146	63,497	71,964	9,496
Social charges and accruals	67,900	177,795	17,161	4,950	257	128
Suppliers	266,255	595,114	12,946	53,469	3,627	3,394
Income Tax and Social Contribution Payable	175,345	875	954	3,140	19,063	-
Other Taxes	18,275	217,544	3,019	1,788	2,296	2,454
Loans and Financing	60,328	162,666	24	-	-	-
Minimum Compulsary Dividend Payable	435,840	457,063	-	-	-	-
Post Employment Benefits	5,935	15,570	776	-	-	-
Custumer charges due	7,756	52,101	-	-	-	-
Research and Development and Energy Efficiency	13,874	96,826	-	-	1,613	-
Payables related to Concession - Use of Public Property	728	-	-	-	44,041	-
Other Accounts Payable	42,666	76,769	266	150	1,067	3,520
Noncurrent liabilities	1,792,325	2,236,603	34,014	6,498	617,025	-
Associated companies and Parent Company	-	833,676	-	-	242,857	-
Suppliers	78,636	-	-	-	-	-
Deferred income tax and social contribution	652,897	-	-	3,628	-	-
Loans and Financing	459,076	607,028	13,862	-	-	-
Post Employment Benefits	128,063	320,809	19,507	1,666	-	-
Research and Development and Energy Efficiency	43,415	95,650	-	-	-	-
Payables related to Concession - Use of Public Property	26,476	-	-	-	373,577	-
Reserve for Contingencies	403,762	379,440	645	1,204	591	-
Shareholders' equity	6,302,421	3,780,604	330,258	221,510	66,009	654,722
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440
Equity Evaluation Adjustments	1,365,404	(6)	-	-	-	-
Legal Reserves	212,108	135,294	5,306	16,258	779	-
Retaindes earnings	589,331	883,575	62,685	46,458	11,103	-
Unrealized revenue reserve	-	-	-	7,821	-	-
Accumulated Profit (losses)	629,584	136,900	21,869	15,030	18,624	(52,718)

STATEMENT OF INCOME 09.30.2012	GET	DIS	TEL	COM	ELE	UEG	CEO
Income from sale of goods and/or services	1,675,800	4,164,053	126,818	259,526	159,789	54,938	54
Cost of goods and/or services sold	(879,213)	(4,075,767)	(97,140)	(239,720)	(41,585)	(45,634)	(118)
Energia elétrica comprada para revenda	(77,305)	(2,118,201)	-	-	(380)	-	-
Use of main distribution and transmission grid	(156,854)	(464,917)	-	-	(7,695)	(10,685)	-
Personnel and management	(192,867)	(524,423)	(45,915)	(15,079)	(1,670)	(793)	-
Pension and healthcare plans	(30,479)	(83,244)	(6,032)	(1,434)	-	-	-
Materials and supplies	(13,294)	(36,697)	(1,322)	(906)	(122)	(109)	(2)
Materials and supplies for pow er	(16,664)	-	-	-	-	(1,899)	-
Natural gas and supplies for the gas business	-	-	-	(183,088)	-	-	-
Third-party services	(66,332)	(239,872)	(12,283)	(10,339)	(6,244)	(6,844)	(23)
Depreciation and amortization	(191,838)	(142,346)	(20,299)	(10,277)	(20,910)	(24,867)	(86)
Accruals and provisions	(8,649)	(87,504)	(3,544)	(886)	-	-	-
Construction cost	(24,928)	(323,407)	-	(14,798)	-	-	-
Compensation for use of w ater resources	(72,965)	-	-	-	(4,364)	-	-
Other costs and expenses	(27,038)	(55,156)	(7,745)	(2,913)	(200)	(437)	(7)
Equity in Income of Subsidiaries	10,236	-	-	-	-	-	-
Net Income before financial results and taxes	806,823	88,286	29,678	19,806	118,204	9,304	(64)
Financial Income	19,847	115,826	2,642	3,899	(83,412)	10,417	110
Operating Profit (losses)	826,670	204,112	32,320	23,705	34,792	19,721	46
Income tax and social contribution	(264,607)	(119,895)	(12,253)	(10,164)	(24,606)	(2,222)	(74)
Deferred income tax and social contribution	(9,093)	52,683	1,802	1,489	12,414	-	-
Net Income for the period	552,970	136,900	21,869	15,030	22,600	17,499	(28)

15.3   Joint  venture

Shared controls result from agreements between shareholders regardless of the ownership interest percentage. The companies jointly controlled by Copel are the following:

Percentage of share capital	Copel (Holding)	Copel Geração e Transmissão
Jointly controlled	%	%
Dominó Holdings S.A.	45.00	-
Cutia Empreendimentos Eólicos SPE S.A.	49.90	-
Costa Oeste Transmissora de Energia S.A.	-	51.00
Marumbi Transmissora de Energia S.A.	-	80.00
Transmissora Sul Brasileira de Energia S.A.	-	20.00
Caiuá Transmissora de Energia S.A.	-	49.00
Integração Maranhense Transmissora de Energia S.A.	-	49.00
Matrinchã Transmissora de Energia (TP NORTE) S.A.	-	49.00
Guaraciaba Transmissora de Energia (TP SUL) S.A.	-	49.00

15.3.1     Main groups of assets, liabilities and results of jontly controlled

Balance as of September 30, 2012	Dominó		Costa Oeste		Marumbi		Sul Brasileira		Cutia
	Balance adjusted (1)	Share (45%)	Original Balance	Share (51%)	Original Balance	Share (80%)	Original Balance	Share (20%)	Original Balance	Share (49,9%)
Assets	876,096	394,243	1,607	819	870	697	30,420	6,084	10,848	5,413
Current assets	27,779	12,501	954	486	589	472	7,734	1,547	179	90
Noncurrent assets	848,317	381,742	653	333	281	225	22,686	4,537	10,669	5,323

Liabilities	876,096	394,243	1,607	819	870	697	30,420	6,084	10,848	5,413
Current liabilities	24,775	11,149	49	25	18	15	12,719	2,544	27	13
Noncurrent liabilities	-	-	1,601	816	1,059	847	9,236	1,847	2,852	1,423
Shareholders' equity	851,321	383,094	(43)	(22)	(207)	(165)	8,465	1,693	7,969	3,977

Statement of income
Construction revenues	-	-	641	327	281	225	23,335	4,667	-	-
Construction cost	-	-	(641)	(327)	(281)	(225)	(22,192)	(4,438)	-	-
Operational expenses	(2,211)	(995)	(430)	(219)	(219)	(175)	(644)	(129)	(701)	(349)
Financial income (expense)	(1,842)	(829)	54	27	2	2	190	38	33	16
Equity in income of subsidiaries	105,688	47,560	-	-	-	-	-	-	-	-
Income tax and social contribution	-	-	(6)	(3)	-	-	(234)	(47)	-	-
PROFIT (LOSS) FOR THE PERIOD	101,635	45,736	(382)	(195)	(217)	(173)	455	91	(668)	(333)
(1) Balances adjusted to accounting practices

Balance as of September 30, 2012	Caiuá		I. Maranhense		Matrinchã		Guaraciaba
	Original Balance	Share (49%)	Original Balance	Share (49%)	Original Balance	Share (49%)	Original Balance	Share (49%)
Assets	8,752	4,289	13,295	6,514	5,509	2,699	4,578	2,242
Current assets	3,134	1,536	944	462	1,678	822	3,328	1,630
Noncurrent assets	5,618	2,753	12,351	6,052	3,831	1,877	1,250	612

Liabilities	8,752	4,289	13,295	6,514	5,509	2,699	4,578	2,242
Current liabilities	612	300	220	107	(96)	(47)	65	31
Noncurrent liabilities	753	369	2,009	985	-	-	-	-
Shareholders' equity	7,387	3,620	11,066	5,422	5,605	2,746	4,513	2,211

Statement of income
Construction revenues	5,541	2,715	12,345	6,049	3,831	1,877	1,235	605
Construction cost	(5,448)	(2,669)	(12,174)	(5,965)	(3,793)	(1,858)	(1,222)	(599)
Operational expenses	(253)	(124)	(142)	(70)	(8)	(4)	(79)	(39)
Financial income	87	43	105	52	74	36	78	39
Income tax and social contribution	(40)	(20)	(69)	(34)	-	-	-	-
PROFIT (LOSS) FOR THE PERIOD	(113)	(55)	65	32	104	51	12	6
(1) Balances adjusted to accounting practices

15.4   Related Affiliates

09.30.2012						Net	Part.
	Main			Shareholders'		income	Group
	activity	Assets (1)	Liabilities (1)	equity (1)	Revenues	(loss) (1)%
Cia. Saneamento do Paraná
- Sanepar (15.4.1)	Basic sanitation	2,649,859	1,554,165	1,095,694	702,275	136,872	34.75
Sercomtel S.A. Telecomunicações (15.4.2)	Telecomunications	264,934	125,269	139,665	94,283	(14,340)	45.00
Sercomtel Celular S.A. (15.4.3)	Telecomunications	-	-	-	-	-	45.00
Foz do Chopim Energética Ltda.	Energy	46,848	1,646	45,202	28,296	19,353	35.77
Dona Francisca Energética S.A.	Energy	310,182	55,535	254,647	68,864	24,248	23.03
Dois Saltos Empreendimentos de
Geração de Energia Elétrica Ltda.	Energy	1,350	350	1,000	-	-	30.00
Copel Amec S/C Ltda.- w inding up	Serv. and consulting	372	5	367	-	25	48.00
Carbocampel S.A.	Serv. and consulting	3,565	679	2,886	-	(71)	49.00
Escoelectric Ltda.	Serv. and consulting	1,888	4,319	(2,431)	-	(101)	40.00
(1) Balances adjusted to accounting practices

15.4.1     Sanepar

In 1998, the acquisition of shares in Sanepar by Dominó Holdings S.A. generated the concession right for the total amount of R$ 24,316, which at September 30, 2012 reported a balance of
R$ 2,026. Copel’s proportional investment (45%), in this balance corresponded to R$ 912 and is being amortized over 15 years, as from 1999, at the rate of R$ 61 per month, and the amount registered to profit/loss for the nine-month period ending September 30, 2012 was R$ 547 (R$ 547 in 2011).

15.4.2     Sercomtel S.A. Telecomunicações

The completion of work on the recovery tests of our assets, which occurred in 2011, adopting, where applicable, the same assumptions mentioned in footnote Fixed Assets (Note 16.5) indicated with an adequate level of security that assets linked to related Sercomtel S.A. Telecomunicações presented above the recoverable amount of R$ 12,580. There were no alterations during the nine-month period ending September 30, 2012.

15.4.3     Sercomtel Celular S.A.

The impairment testing of the Company’s assets showed that the book value of the assets belonging to the associate, Sercomtel Celular S.A., was higher than their recoverable value by R$6,195, causing a write-off of the investment in this associate, in which Copel has an ownership interest of 45%. The company is being merged into Sercomtel S.A. - Telecomunicações.

15.5   Other investments

15.5.1     Other investments classified as available for sale

Based on the average price negotiated in BM&FBOVESPA in September, 2012, Copel updated the market value for their investments in Fundo de Investimentos da Amazônia – Finam and in the Fundo de Investimentos do Nordeste – Finor:

	Quantity	Average price	Market
	of	in sept 2012	Value
	quota	thousand shares)	Thousand R$
			09.30.2012
Finam	18,891,053	0.08	1,511
Finor	1,114,618	0.35	390
			1,901

Other investments in companies with shares traded in stock exchanges were updated based in their price as of September 28, 2012.

	Quantity		Listining on the	Market
	of		stock exchange	value
Company	shares	Type	R$ per share	R$ thousand
Tractebel Energia S.A.	180,888	ON	32.00	5,788
Eletrosul - Centrais Elétricas S.A.	14,195	ON	32.26	458
Telefônica Brasil S.A.	7,859	ON	40.19	316
Telefônica Brasil S.A.	675	PN	44.29	30
TIM Participações S.A.	11,804	ON	7.83	92
Cia. de Eletricidade do Estado da Bahia - Coelba	1,643	PNA	45.00	74
Centrais Elétricas do Pará S.A. - Celpa	7,464	PNA	6.99	52
Centrais Elétricas do Pará S.A. - Celpa	1,057	PNB	9.00	10
Embratel Participações S.A.	2,476,773	ON	0.0094	23
Embratel Participações S.A.	301,949	PN	0.0091	3
Telebras - Telecomunicações Brasileiras S.A.	377	ON	11.26	4
Telebras - Telecomunicações Brasileiras S.A.	30	PN	5.29	-
Empresa Brasileira de Aeronáutica S.A.	14	ON	13.36	-
				6,850

15.5.2     Advance for future investment

In November, 2011, the contract for purchase and sale of 49.9% of the representative shares of São Bento Energia, Investimentos e Participações S.A, which holds corporate control of companies GE Olho D’Água S.A, GE Boa Vista S.A, GE Farol S.A and GE São Bento do Norte S.A, which holds the concession grants of Centrais Geradoras Eólicas Olho D’Água, Boa Vista, Farol and São Bento do Norte, respectively, was signed. The contract will only be effective after approvals of the deal by ANEEL, by the Economic Defense Administrative Council – CADE and by the National Socio-Economic Development Bank – BNDES, which is the bank financing the funds necessary to the investment, construction and operation of the abovementioned wind power generation enterprises held by the controlled companies. The funds provided, which amount to R$ 45,673, were classified as an advance for future investment. In case the approvals are not obtained, the seller is obliged to repay the funds adjusted by the variation of the National Prices Index – IGPM.

15.6   Consolidated income statement segregated by company

Aiming to enable analysis of outcome by type of expenditure, costs and expenses are presented in aggregate form. These statements represent the result of the activities of the nine-month period ending September 30, 2012, excluding revenue from the equity of subsidiaries.

STATEMENT OF INCOME 09.30.2012	GET	DIS	TEL	COM	ELE	UEG	Other	Holding	Eliminations	Consolidated
NET OPERATING INCOME	1,675,800	4,164,053	126,818	259,526	159,789	54,938	5,273	-	(348,327)	6,109,116
Electricity sales to final customers	98,122	1,728,277	-	-	-	-	-	-	(2,461)	1,823,938
Electricity sales to distributors	1,174,748	121,279	-	-	159,654	-	54	-	(225,226)	1,230,509
Charges for the use of the main transmission grid	344,547	1,939,235	-	-	-	-	229	-	(82,767)	2,202,110
Construction revenues	29,693	323,407	-	14,798	-	-	4,990	-	-	383,268
Revenues from telecommunications	-	-	122,712	-	-	-	-	-	(30,195)	92,517
Distribution of piped gas	-	-	-	239,622	-	-	-	-	-	239,622
Leases and rentals	898	49,649	4,106	-	-	54,938	-	-	(4,184)	105,407
Other operating revenues	27,792	2,206	-	5,106	135	-	-	-	(3,494)	31,745
OPERATING COSTS AND EXPENSES	(879,213)	(4,075,767)	(97,140)	(239,720)	(41,585)	(45,634)	(6,975)	(30,629)	348,373	(5,079,618)
Energy purchased for resale	(77,305)	(2,118,201)	-	-	(380)	-	-	-	225,161	(1,970,725)
Charges from use of grid system	(156,854)	(464,917)	-	-	(7,695)	(10,685)	-	-	80,977	(559,174)
Personnel and management	(192,867)	(524,423)	(45,915)	(15,079)	(1,670)	(793)	(405)	(6,859)	-	(788,160)
Private pension and health plans	(30,479)	(83,244)	(6,032)	(1,434)	-	-	-	(403)	-	(121,592)
Materials	(13,294)	(36,697)	(1,322)	(906)	(122)	(109)	(4)	(32)	-	(52,496)
Raw material and supplies - energy production	(16,664)	-	-	-	-	(1,899)	-	-	-	(18,563)
Natural gas and supplies - gas operations	-	-	-	(183,088)	-	-	-	-	-	(183,088)
Third parties services	(66,332)	(239,872)	(12,283)	(10,339)	(6,244)	(6,844)	(493)	(2,417)	41,301	(303,578)
Depreciation and amortization	(191,838)	(142,346)	(20,299)	(10,277)	(20,910)	(24,867)	(633)	(566)	-	(411,736)
Provisions and reversals	(8,649)	(87,504)	(3,544)	(886)	-	-	-	(13,211)	-	(113,794)
Construction cost	(24,928)	(323,407)	-	(14,798)	-	-	(4,990)	-	-	(379,214)
Compensation for use
of water resources	(72,965)	-	-	-	(4,364)	-	-	-	-	(77,329)
Other costs and operational expenses	(27,038)	(55,156)	(7,745)	(2,913)	(200)	(437)	(450)	(7,141)	934	(100,169)
EQUITY IN EARNINGS OF SUBSIDIARIES	-	-	-	-	-	-	47,560	4,969	-	52,529
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	796,587	88,286	29,678	19,806	118,204	9,304	45,858	(25,660)	46	1,082,027
Financial income (expense)	19,847	115,826	2,642	3,899	(83,412)	10,417	(636)	17,330	(46)	86,037
OPERATIONAL PROFIT	816,434	204,112	32,320	23,705	34,792	19,721	45,222	(8,330)	-	1,168,064
Income tax and social contribution	(264,607)	(119,895)	(12,253)	(10,164)	(24,606)	(2,222)	(77)	-	-	(433,853)
Deferred income tax and social income	(9,093)	52,683	1,802	1,489	12,414	-	(47)	30,575	-	89,798
NET INCOME (LOSS) FOR THE YEAR	542,734	136,900	21,869	15,030	22,600	17,499	45,098	22,245	-	824,009

16   Property, Plant and Equipment

16.1   Asset in service by account nature

Consolidated		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	Value	Cost	depreciation	Value
			09.30.2012			12.31.2011
Reservoirs, dams and aqueducts	7,108,617	(4,307,767)	2,800,850	7,108,618	(4,196,871)	2,911,747
Machinery and equipment	4,475,820	(2,370,523)	2,105,297	4,457,236	(2,261,433)	2,195,803
Buildings	1,376,805	(955,744)	421,061	1,375,685	(933,593)	442,092
Land	183,023	-	183,023	182,562	-	182,562
Vehicles	53,678	(27,211)	26,467	38,721	(28,738)	9,983
Furniture and tools	10,966	(8,129)	2,837	10,800	(7,847)	2,953
	13,208,909	(7,669,374)	5,539,535	13,173,622	(7,428,482)	5,745,140

16.2   Fixed Asset by company

Consolidated		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	Value	Cost	depreciation	Value
			09.30.2012			12.31.2011
In service
Copel Geração e Transmissão	11,483,495	(7,039,794)	4,443,701	11,463,047	(6,848,148)	4,614,899
Copel Distribuição	-	-	-	-	-	-
Copel Telecomunicações	467,461	(289,746)	177,715	451,466	(276,901)	174,565
Compagas	-	-	-	-	-	-
Elejor	591,160	(118,208)	472,952	590,092	(103,598)	486,494
UEG Araucária	666,764	(221,622)	445,142	664,878	(196,784)	468,094
Centrais Eólicas do Paraná				4,129	(3,047)	1,082
Dominó Holdings	4	-	4	-	-	-
Cutia	8	(4)	4	10	(4)	6
Costa Oeste	6	-	6	-	-	-
Transmissora Sul Brasileira	4	-	4	-	-	-
Guaraciaba	7	-	7	-	-	-
	13,208,909	(7,669,374)	5,539,535	13,173,622	(7,428,482)	5,745,140
In progress
Copel Geração e Transmissão	1,953,721	-	1,953,721	1,354,363	-	1,354,363
Copel Telecomunicações	116,809	-	116,809	99,222	-	99,222
Elejor	10,942	-	10,942	9,916	-	9,916
UEG Araucária	353	-	353	482	-	482
Caiuá	35	-	35	-	-	-
Integração Maranhense	2	-	2	-	-	-
	2,081,862	-	2,081,862	1,463,983	-	1,463,983
	15,290,771	(7,669,374)	7,621,397	14,637,605	(7,428,482)	7,209,123

Under Articles 63 and 64 of Decree nº 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution n° 20/99, however, regulates the release of assets from the concessions of the public Electric energy utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession. For concession contracts of the use of public property (UBP) type, infrastructure usage restrictions are set forth in article 19 of ANEEL Decree nº 2,003/96.

16.3   Changes in Property, Plant and Equipment

		Fixed asset
	In service	In progress	Consolidated
Balance as of January 1, 2012	5,745,140	1,463,983	7,209,123
Investment program paid	-	662,891	662,891
Provision for litigation	-	3,274	3,274
Fixed assets for projects	46,512	(46,512)	-
Transfer of receive related to concession	92	-	92
Depreciation quotas to profit and loss	(250,161)	-	(250,161)
Depreciation quotas - Pasep/Cofins credits	(1,322)	-	(1,322)
Write off	(726)	(1,774)	(2,500)
Balance as of September 30, 2012	5,539,535	2,081,862	7,621,397

		Fixed asset
	In service	In progress	Consolidated
Balance as of January 1, 2011	6,015,235	648,710	6,663,945
Investment program paid	-	530,833	530,833
Investment program to pay	-	22,736	22,736
Provision for litigation	-	11,941	11,941
Fixed assets for projects	37,359	(37,359)	-
Transfer of receive related to concession	732	-	732
Transfer for intangible assets in progress	(13)	-	(13)
Depreciation quotas to profit and loss	(247,360)	-	(247,360)
Depreciation quotas - Pasep/Cofins credits	(1,016)	-	(1,016)
Write off	(17,049)	(1,010)	(18,059)
Balance as of September 30, 2011	5,787,888	1,175,851	6,963,739

16.4   Depreciation Rates

	Depreciation rates (%)
	09.30.2012	12.31.2011
Generation
General equipment	6.20	9.73
Generators	2.83	3.09
Reservoirs, dams and headrace channel	1.99	2.00
Hidraulic turbines	2.45	2.47
Gas and steam turbines	2.26	5.00
Water cooling and treatment facilities	4.40	4.40
Gas conditioning equipament	4.40	4.40
Central administration
Buildings	3.33	4.00
Office machinery and equipment	6.25	10.00
Furniture and tools	6.25	10.00
Vehicles	14.29	20.00
Telecommunications
Transmission equipment	7.70	7.70
Terminal equipment	10.50	10.50
Infrastructure	6.30	6.30

The Company, when applicable, uses the depreciation rates set by the regulatory agency, in light of the right to reimbursement at the end of the concession contract.

On January 1, 2012, depreciation rates were changed due to the review of useful lives made by the Regulatory Agency (ANEEL), according to Regulatory Resolution 474 of February 7, 2012. The effect on the statement of income was R$ 458.

The average rate for machinery and equipment is 2.92%.

16.5   Impairment of Assets

The Company’s practice is to evaluate and periodically monitor the impairment of its assets. Accordingly, and considering the ruling in Technical Pronouncement CPC 01/IAS 36 – Impairment of Assets, if there is clear evidence that the Company has assets that are registered for amounts that are not recoverable, or whenever events or changes in circumstances indicate that the book value may unrecoverable in the future, the Company must immediately account for such discrepancies by means of a provision for losses.

The time horizon for the analysis takes into consideration the maturity date of each concession.

The assumptions that sustain the conclusions of the impairment tests are presented in note 15.6 of the Annual financial statements at December 31, 2011.

16.6   Consórcio Energético Cruzeiro do Sul – Mauá HPP

Consórcio Energético Cruzeiro do Sul is an independent power producer, owned by Copel Geração e Transmissão (51%), and by Eletrosul Centrais Elétricas S.A. (49%). On October 10, 2006, at Auction of Power from New Projects 004/06, this company acquired the rights to the concession of the Mauá Hydroelectric Power Plant, which will feature 361 MW of installed capacity; the concession is valid for 35 years from the date of signature, which took place on July 3, 2007.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 350 MW and a secondary powerhouse rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná.

On November 17, 2008, the board of Banco Nacional de Desenvolvimento Econômico e Social – BNDES approved the financing for the Mauá Hydroelectric Power Plant. The financed amount corresponds to approximately 70% of Copel's total expenditures in connection with that facility.

The Mauá Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a price of
R$ 112.96/MWh, as of November 1, 2006, restated annually according to the variation of the IPCA inflation index (R$ 153.30 /MWh as of September 30, 2012). A total of 192 average MW were sold, for supply starting in January 2011 for 30 years. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization.

The project has an Environmental Impact Study and an Environmental Impact Report, which have been discussed at public hearings and meetings and approved by the licensing authority, resulting in the issue of Installation License nº 6,496/08. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008.

Due to a preliminary injunction in Civil Action nº 1999.7001.007514-6, which has delayed the beginning of construction work, thus delaying the beginning of commercial power generation by each generating unit, Copel will guarantee the power purchase agreements with its own power generation and with energy acquired through contracts in the Free Commercialization Environment – ACL.

On June 28, 2012, the gates of the river’s deviation structures were closed and the reservoir started to be filled. Operations will start in the second half of 2012.

Expenditures in this project have been recorded under property, plant, and equipment, proportionally to the Company’s stake. As of September 30, 2012, Copel Geração e Transmissão’s balance under property, plant and equipment related to this project was R$ 844,502.

Total expenses already owed to suppliers of equipment and services in connection with the Mauá Power Plant amounted to R$ 35,602 as of September 30, 2012 (R$ 31,011 as of December 31, 2011).

16.7   HPP Colíder

On July 30, 2010, at ANEEL Auction of Power from New Projects 003/10, Copel Geração e Transmissão won the rights to the concession of the Colíder Hydroelectric Power Plant, which will feature 300 MW of installed capacity; the concession is valid for 35 years from the date of signature of Concession Contract nº 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

Copel has applied for financing from the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social or BNDES) for the Colíder Hydroelectric Power Plant.

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$ 103.40/MWh, as of July 1, 2010, restated according to the variation of the IPCA inflation index (R$ 117.39/MWh as of September 30, 2012). A total of 125 average MW were sold, for supply starting in January 2015 for 30 years. The assured power of the project, established in its concession agreement, was 179.6 average MW, after full motorization.

The service order for the beginning of the construction of the Colíder Hydroelectric Power Plant was signed on March 1, 2011.

The expenditures in this venture are recorded in fixed assets account group. On September 30, 2012, the balance in fixed assets in progress on the project totaled R$ 903,038.

Total expenses already owed to suppliers of equipment and services in connection with the Colíder Power Plant amounted to R$ 589,869 as of September 30, 2012.

16.8   Cavernoso II SHP

On August 26, 2010 at ANEEL Auction nº 07/10, Copel Geração e Transmissão S.A. sold the power output of the Cavernoso II SHP, a project with 19 MW of installed capacity located on the Cavernoso River, between the towns of Virmond and Candói, in the State of Paraná. On account of this sale, it obtained authorization to build and run the project for 35 years as of February 28, 2011, the date of publication of Ordinance nº  133 of the Ministry of Mines and Energy.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main power plant rated 19 MW, which is enough to supply 50 thousand people.

The Cavernoso II SHP’s power output was sold at a final price of R$ 146.99/MWh, as of August 1, 2010, restated according to the variation of the IPCA inflation index (R$ 166.828/MWh as of September 30, 2012). A total of 7.73 average MW were sold, for supply starting in November 2012 for 30 years. The project’s assured power, set forth under Ordinance nº  133 of the Ministry of Mines and Energy, dated February 25, 2011, is 10.56 average MW average.

The service order that authorizes the commencement of the mobilization and subsequent initiation of the construction works was signed on April 18, 2011.

The expenses incurred on this venture are recorded under property, plant and equipment. As of September 30, 2012 the balance in property, plant and equipment in progress for the venture amounted to R$ 96,475.

Total expenses already owed to suppliers of equipment and services in connection with the Cavernoso SHP amounted to R$ 11,917 as of September 30, 2012.

17   Intangible Assets

	Concession and autorization rights		Concession contracts		Right to use software		Other	Consolidated
	cost	accumulated amortization (1)	cost	accumulated amortization (1)	cost	accumulated amortization (2)
								09.30.2012
In service
Assets with finite useful life
Copel Geração e Transmissão	-	-	-	-	15,158	(2,855)	43	12,346
Copel Distribuição (17.1)	-	-	3,695,887	(3,063,323)	-	-	-	632,564
Copel Distribuição-Special Liabilities (17.6)	-	-	(318,105)	200,795	-	-	-	(117,310)
Copel Telecomunicações	-	-	-	-	25,479	(5,211)	-	20,268
Compagas (17.2)	-	-	215,872	(83,533)	4,064	(2,801)	-	133,602
Elejor (17.3)	-	-	263,920	(58,535)	-	-	-	205,385
UEG Araucária	-	-	-	-	238	(134)	-	104
Transmissora Sul Brasileira	-	-	-	-	2	-	-	2
Concession Right - Elejor (17.3)	22,626	(4,902)	-	-	-	-	-	17,724
Concession Right - Cutia (17.4)	5,809	-	-	-	-	-	-	5,809
	28,435	(4,902)	3,857,574	(3,004,596)	44,941	(11,001)	43	910,494
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-	-	-	18	18
Compagas	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	39	39
	28,435	(4,902)	3,857,574	(3,004,596)	44,941	(11,001)	82	910,533
In progress
Copel Geração e Transmissão (17.5)	-	-	27,204	-	899	-	4,176	32,279
Copel Distribuição (17.1)	-	-	876,498	-	-	-	-	876,498
Copel Distribuição-Special Liabilities (17.6)	-		(64,656)		-		-	(64,656)
Copel Telecomunicações	-	-	-	-	1,546	-	7	1,553
Compagas	-	-	45,421	-	-	-	-	45,421
Elejor	-	-	-	-	-	-	2,790	2,790
Cutia	-	-	-	-	-	-	5,201	5,201
Transmissora Sul Brasileira	-	-	-	-	-	-	2	2
Caiuá	-	-	-	-	-	-	3	3
Integração Maranhense	-	-	-	-	-	-	1	1
	-	-	884,467	-	2,445	-	12,180	899,092
								1,809,625
(1) Amortization ov er the concession period (2) Annual amortization rate: 20%

		Concession		Concession	Right to use software
	and autorization rights			contracts
		accumulated		accumulated		accumulated
	cost	amortization (1)	cost	amortization (1)	cost	amortization (2)	Other	Consolidated
								12.31.2011
In service
Assets with finite useful life
Copel Geração e Transmissão	-	-	-	-	3,140	(2,281)	43	902
Copel Distribuição (17.1)	-	-	3,783,331	(2,895,710)	-	-	-	887,621
Copel Distribuição-Special Liabilities (17.6)	-	-	(367,099)	166,655	-	-	-	(200,444)
Copel Telecomunicações	-	-	-	-	5,936	(4,256)	-	1,680
Compagas (17.2)	-	-	199,932	(74,320)	4,053	(2,526)	-	127,139
Elejor (17.3)	-	-	263,920	(52,279)	-	-	-	211,641
UEG Araucária	-	-	-	-	230	(106)	-	124
Concession Right - Elejor (17.3)	22,626	(4,337)	-	-	-	-	-	18,289
Concession Right - Cutia (17.4)	5,809	-	-	-	-	-	-	5,809
	28,435	(4,337)	3,880,084	(2,855,654)	13,359	(9,169)	43	1,052,761
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-	-	-	18	18
Compagas	-	-	-	-	-	-	20	20
	-	-	-	-	-	-	38	38
	28,435	(4,337)	3,880,084	(2,855,654)	13,359	(9,169)	81	1,052,799
In progress
Copel Geração e Transmissão (17.5)	-	-	26,120	-	10,430	-	1,686	38,236
Copel Distribuição (17.1)	-	-	599,794	-	-	-	-	599,794
Copel Distribuição-Special Liabilities (17.6)	-	-	(40,457)	-	-	-	-	(40,457)
Copel Telecomunicações	-	-	-	-	15,100	-	5	15,105
Compagas	-	-	48,677	-	-	-	-	48,677
Elejor	-	-	-	-	-	-	2,790	2,790
Cutia	-	-	-	-	-	-	4,913	4,913
	-	-	634,134	-	25,530	-	9,394	669,058
								1,721,857
(1) Amortization ov er the concession period (2) Annual amortization rate: 20%

      Changes in Intangible Assets

	Concession contracts				Concession and autorization rights	Other		Consolidated
	In service	In progress	Special Liabilities			In service	In progress
			In service	progress
Balance as of January 1, 2012	1,224,874	674,591	(200,444)	(40,457)	24,098	4,271	34,924	1,721,857
Investment program	-	608,352	-	-	-	-	11,361	619,713
Customers' financial participation	-	-	-	(62,428)	-	-	-	(62,428)
Aneel concession - use of public assets	-	1,729	-	-	-	-	-	1,729
Transfers to receive related to concession
- remeasurement Resolution No. 474/2012	(136,658)	-	60,802	-	-	-	-	(75,856)
Transfe to tax liabilities	(8,073)	(301)	-	-	-	-	-	(8,374)
Transfer to receive accounts related
to concession (Note nº 8.2)	-	(240,425)	-	26,421	-	-	-	(214,004)
Transfers to intangible assets in service	92,331	(92,331)	(11,808)	11,808	-	31,596	(31,596)	-
Amortization of quotas - concession and autorization	(191,066)	-	32,462	-	(565)	(1,859)	-	(161,028)
Amortization of quotas - Pasep/Cofins credits	(9,004)	-	1,678	-	-	15	-	(7,311)
Monetary variations	-	(645)	-	-	-	-	-	(645)
Write off	(1,926)	(1,846)	-	-	-	-	(65)	(3,837)
Disposal	(191)	-	-	-	-	-	-	(191)
Balance as of September 30, 2012	970,287	949,124	(117,310)	(64,656)	23,533	34,023	14,624	1,809,625

			Concession contracts		Concession		Other
	In	In	Special Liabilities		and autorization	In	In
	service	progress	In service	progress	rights	service	progress	Consolidated
Balance as of January 1, 2011	1,353,133	639,950	(229,031)	(64,546)	19,043	2,323	28,082	1,748,954
Investment program	-	549,371	-	-	-	-	6,214	555,585
Customers' financial participation	-	-	-	(17,344)	-	-	-	(17,344)
Aneel concession - use of public assets	-	4,454	-	-	-	-	-	4,454
Transfer to receive accounts related
to concession	-	(308,198)	-	-	-	-	-	(308,198)
Transfers to intangible assets in service	108,158	(108,158)	(16,864)	16,864	-	3,438	(3,438)	-
Amortization of quotas - concession and autorization	(196,546)	-	37,611	-	(565)	(573)	-	(160,073)
Quotas de amortização-créditos Pasep/Cofins	(10,962)	-	2,282	-	-	(167)	-	(8,847)
Amortization of quotas - Pasep/Cofins credits	-	-	-	-	-	13	-	13
Variações monetárias	-	(1,733)	-	-	-	-	-	(1,733)
Write off	(14,701)	(4,491)	-	-	-	(1,585)	-	(20,777)
Balance as of September 30, 2011	1,239,082	771,195	(206,002)	(65,026)	18,478	3,449	30,858	1,792,034

17.1   Copel Distribuição

The intangible asset for the concession represents the right to exploit the construction services and the supply of energy services and will be recovered through consumption and consequent billing to customers.

ANEEL establishes the estimated economic useful life of each asset that makes up the energy distribution infrastructure, for purposes of tariff setting and also of assessment of the amount of compensation to be paid for revertible assets at the end of the concession's term. This estimate is reasonable and adequate for accounting and regulatory purposes and represents the best estimate of the assets’ economic useful lives accepted by the industry.

The amortization of intangible assets reflects the pattern of estimated accrual of the corresponding economic benefits by Copel Distribuição, with expectation of average amortization of 29% a year, limited to the term of the concession.

The residual amount of each asset remaining over the term of the concession is allocated as accounts receivables related to the concession (Note 8).

Due to the change of life established by the Regulatory Agency (ANEEL), by Ruling nº 474/2012 of February 07, 2012, there was reduction of Intangible Assets of R$ 75,856, the asset transferred to the concession.

17.2   Compagas

These intangible assets are related to the construction of infrastructure and the acquisition of the necessary assets for the operation of gas distribution services and to the right to collect from customers for gas supply. The construction of infrastructure and the acquisition of assets are deemed service rendering by the granting authority.

Amortization of intangible assets reflects the standard expectation for the future economic benefits of the asset to be consumed by Compagas, with expected average amortization of 7.1% p.a., limited to the concession period, for gas pipelines built until December 31, 2008 and 10% p.a. for other assets.

At the end of the concession, the assets related to gas distribution service shall revert to the granting authority, and Compagas shall be reimbursed for the investments made based on their amortized replacement value, assessed through an independent auditing company, based on the values to be determined then.

17.3   Elejor

Concession Contract

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets have been amortized over the term of the concession contract, and the corresponding liability has been amortized by payments (Note 24.2).

Concession Rights

The acquisition of the Elejor shares held by Triunfo Participações S.A., on December 18, 2003, resulted in total concession intangible asset of R$ 22,626, which presents balance of R$ 17,724 as of September 30, 2012, in the Parent Company. The straight line method of amortization of the concession intangible asset was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statements of income as of September 30, 2012 was R$ 565 (R$ 565 in 2011).

17.4   Cutia

The acquisition resulted concession rights amounting to R$ 5,809, which will be amortized over the concession period, from the start of commercial operation of the project, scheduled for January 01, 2015 for commitments resolutions by ANEEL. The concession period of wind farms is 30 years from the date of publication of authorizing resolutions in the Official Gazette, which occurred on January 05, 2012.

17.5   Copel Geração e Transmissão

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets have been amortized over the term of the concession contract.

On September 30, 2012, the Group had R$ 12,640 (R$ 12,341 as of December 31, 2011) recorded in connection with the Mauá Power Plant Concession Contract and R$ 14,564 (R$ 13,779 as of December 31, 2011) recorded in connection with the Colíder Power Plant.

17.6   Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, state, and municipal funds, and special credits assigned to the investments in facilities related to a concession.

The scheduled date for settlement of these liabilities was the concession expiration date. ANEEL, by means of Regulatory Resolution nº 234/2006, as amended by Resolution nº  338/2008, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic tariff review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to ANEEL Ruling nº 3,073/06 and Circular Letter nº 1,314/07. Amortization is calculated based on the same average rate of distribution activity.

17.7   Recoverable value of intangible asset (finite useful life)

Although there is no indication of recovery loss, the Company has assessed the recoverable value of its intangible assets based on the present value of the corresponding estimated future cash flows.

The values assigned to the assumptions represent Company management’s evaluation of the energy industry’s future trends and are based both on external sources of information and on historical data.

Cash flows have been estimated based on the Company’s operating results and projections until the end of the concession, under the following main assumptions:

•         Organic growth compatible with historical data and the Brazilian economy's growth prospects; and

•         The average discount rate obtained through a methodology commonly employed on the market, taking into account the weighted average cost of capital (WACC), as discussed in Note 16.5.

The recoverable value of these assets exceeds their book value, so there are no impairment losses to record.

18   Payroll, Social Charges and Labor Accruals

		Consolidated
	09.30.2012	12.31.2011
Social security liabilities
Taxes and social contribution	26,376	39,493
Social security charges on paid vacation and 13th salary	44,043	23,900
	70,419	63,393
Labor liabilities
Payroll, net	2,958	152
Vacation and 13th salary	126,063	76,142
Profit sharing	-	48,068
Profit sharing for the period	38,921	-
Voluntary redundancy	30,190	36,338
Assignements to third parties	7	2
	198,139	160,702
	268,558	224,095

19   Suppliers

		Consolidated
	09.30.2012	12.31.2011
Charges for use of grid system	81,877	79,795
Energy supplies	379,850	316,262
Materials and supplies	312,341	257,166
Natural gas for resale	52,255	40,698
Natural gas and supplies for the gas business - renegotiation Petrobras	129,695	161,994
	956,018	855,915
Current	883,927	747,453
Noncurrent	72,091	108,462

19.1   Main power purchase agreements

The table features the main power purchase agreements signed in the regulated power trading environment. These contracts are shown at original value and restated annually according to the IPCA inflation index.

	Supply	Energy purchased	Auction	Average purchase
	period	(anual average MW)	date	price (R$/MWh)
Auction of power from existing facilities
1st Auction - Product 2005	2005 to 2012	933.72	12.07.2004	57.51
1st Auction - Product 2006	2006 to 2013	452.34	12.07.2004	67.33
1st Auction - Product 2007	2007 to 2014	11.55	12.07.2004	75.46
2nd Auction - Product 2008	2008 to 2015	69.02	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	44.13	10.11.2005	94.91
5th Auction - Product 2007	2007 to 2014	157.17	12.14.2006	104.74
11th Auction Adjust. P-12M	Jan to Dec 2012	26.89	09.30.2011	73.63
		1,694.82
Auction of power from new facilities
1st Auction - Product 2008 Hydro	2008 to 2037	3.61	12.16.2005	106.95
1st Auction - Product 2008 Therm	2008 to 2022	25.56	12.16.2005	132.26
1st Auction - Product 2009 Hydro	2009 to 2038	3.26	12.16.2005	114.28
1st Auction - Product 2009 Therm	2009 to 2023	41.59	12.16.2005	129.26
1st Auction - Product 2010 Hydro	2010 to 2039	66.31	12.16.2005	114.57
1st Auction - Product 2010 Therm	2010 to 2024	64.30	12.16.2005	121.81
3rd Auction - Product 2011 Hydro	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction - Product 2011 Therm	2011 to 2025	54.22	10.10.2006	137.44
4th Auction - Product 2010 Therm	2010 to 2024	15.65	07.26.2007	134.64
5th Auction - Product 2012 Hydro	2012 to 2041	52.50	10.16.2007	129.14
5th Auction - Product 2012 Therm	2012 to 2026	74.77	10.16.2007	128.37
6th Auction - Product 2011 Therm	2011 to 2025	15.48	09.17.2008	128.42
7th Auction - Product 2013 Hydro	2013 to 2042	12.24	09.30.2008	98.98
7th Auction - Product 2013 Therm	2013 to 2027	303.99	09.30.2008	145.23
Santo Antonio	2012 to 2041	106.00	12.10.2007	78.87
Jirau	2013 to 2042	141.51	05.19.2008	71.37
		1,038.65

20   Loans and Financing

Consolidated				Current		Noncurrent
				liabilities		liabilities
			09.30.2012	12.31.2011	09.30.2012	12.31.2011
	Principal	Charges	Total
Foreign currency
STN (20.1)	2,720	1,297	4,017	4,484	57,035	53,943
Eletrobrás	6	-	6	6	8	12
	2,726	1,297	4,023	4,490	57,043	53,955
Local currency
Banco do Brasil (20.2)	115,313	33,638	148,951	39,879	1,364,372	1,464,325
Eletrobrás (20.3)	52,265	1,460	53,725	45,454	191,016	216,031
Finep (20.4)	1,953	34	1,987	1,962	16,303	3,904
BNDES (20.5)	9,916	2,595	12,511	12,336	203,093	159,901
Banco do Brasil
Transfer BNDES (20.6)	6,726	2,653	9,379	12,318	162,858	159,869
BNDES - Compagas	-	-	-	48	-	-
	186,173	40,380	226,553	111,997	1,937,642	2,004,030
	188,899	41,677	230,576	116,487	1,994,685	2,057,985

Parent company				Current		Noncurrent
				liabilities		liabilities
			09.30.2012	12.31.2011	09.30.2012	12.31.2011
	Principal	Charges	Total
Foreign currency
STN (20.1)	2,720	1,297	4,017	4,484	57,035	53,943
Local currency
Banco do Brasil (20.2)	-	7,558	7,558	39,668	914,719	911,829
	2,720	8,855	11,575	44,152	971,754	965,772

Breakdown of loans and financing by type of currency and index

Index and change in foreign currencies					Consolidated
	accumulated in the period (%)				Composition of loans
	09.30.2012	12.31.2011	09.30.2012%		12.31.2011%
Foreign currency
U.S. Dolar	8.26	12.56	61,066	2.74	58,445	2.69
			61,066	2.74	58,445	2.69
Local currency
TJLP	5.50	6.00	392,263	17.63	350,302	16.11
IGP-M	7.11	5.10	335	0.02	475	0.02
Ufir	0.00	0.00	117,582	5.28	115,074	5.29
Finel	1.38	1.01	127,159	5.71	146,411	6.73
UMBND	0.00	0.00	-	-	48	0.00
CDI	(32.28)	2.17	1,512,970	68.00	1,503,717	69.16
TR	0.29	1.21	3,544	0.16	-	-
Without indexer	-	-	10,342	0.46	-	-
			2,164,195	97.26	2,116,027	97.32
			2,225,261	100.00	2,174,472	100.00
		Current	188,899		116,487
		Noncurrent	230,576		2,057,985

Maturity of noncurrent installments

	Foreign	Local
	currency	currency		Consolidated
			09.30.2012	12.31.2011
2013	1,363	18,498	19,861	204,084
2014	1,364	744,330	745,694	729,022
2015	-	580,936	580,936	549,593
2016	-	254,986	254,986	243,894
2017	-	42,294	42,294	34,201
2018	-	41,384	41,384	33,292
2019	-	38,636	38,636	30,544
2020	-	35,261	35,261	27,949
2021	-	27,570	27,570	22,849
2022	-	27,565	27,565	22,844
After 2022	54,316	126,182	180,498	159,713
	57,043	1,937,642	1,994,685	2,057,985

Changes in loans and financing

	Foreign currency			Local currency
Consolidated	current	noncurrent	current	noncurrent	Total
Balance as of January 1, 2012	4,490	53,955	111,997	2,004,030	2,174,472
Funding	-	-	-	69,914	69,914
Charges	2,040	-	105,746	35,787	143,573
Monetary and exchange variations	153	4,358	209	1,343	6,063
Transfers	1,270	(1,270)	173,432	(173,432)	-
Amortization - principal	(1,563)	-	(25,575)	-	(27,138)
Amortization - interest and variation	(2,367)	-	(139,256)	-	(141,623)
Balance as of September 30, 2012	4,023	57,043	226,553	1,937,642	2,225,261

	Foreign currency			Local currency
Consolidated	current	noncurrent	current	noncurrent	Total
Balance as of January 1, 2011	14,516	51,412	68,579	1,229,570	1,364,077
Funding	-	-	-	799,197	799,197
Charges	1,875	-	95,204	35,568	132,647
Monetary and exchange variations	611	5,408	39	1,135	7,193
Transfers	2,236	(2,236)	49,130	(49,130)	-
Amortization - principal	(6,393)	-	(30,463)	-	(36,856)
Amortization - interest and variation	(6,300)	-	(102,013)	-	(108,313)
Balance as of September 30, 2011	6,545	54,584	80,476	2,016,340	2,157,945

20.1   Secretaria do Tesouro Nacional - STN

	Number of	Final		Anual rate a.a.
Type of bonus	installment	maturity	Amortization	(interest + commission)	Principal	Consolidated
						09.30.2012	12.31.2011
Debt Conversion Bond	17	04.12.2012	Semi Annual	Libor Semi Annual+0.8750%+0.20%	14,012	-	1,412
Capitalization Bond	21	04.10.2014	Semi Annual	8.0% + 0.20%	12,225	5,643	6,392
Par Bond	1	04.11.2024	Single installment	6.0% + 0.20%	17,315	22,507	29,935
Discount Bond	1	04.11.2024	Single installment	Libor Semi Annual+0.8125%+0.20%	12,082	32,902	20,688
						61,052	58,427
					Current	4,017	4,484
				Noncurrent		57,035	53,943

Issue Date: 05.20.1998

Collateral:
Company’s centralized revenues account. For the Discount and Par Bonds, there are collateral deposits of R$ 17,595 e R$ 25,111, as of Sepember 30, 2012 (R$ 15,477 e R$ 22,076 as of December 31, 2011), respectively (Note 5).

Note:
The restructuring of medium and long-term debt in connection w ith the financing received under Law nº 4,131/62.

20.2   Banco do Brasil S.A.

	Issue	Number of	Final	Anual rate a.a.
Contracts	Date	installment	maturity	(interest + commission)	Principal	Consolidated
						09.30.2012	12.31.2011
Law 8.727/93 (a)	03.30.1994	240	03.01.2014	TJLP e IGP-M + 5.098%	28,178	353	487
21/02155-4 (b)	09.10.2010	3	08.15.2015	98.5% of average rate of CDI	350,000	423,668	396,295
21/02248-8 (c)	06.22.2011	1	06.01.2015	99.5% of average rate of CDI	150,000	167,025	155,925
Credit Note 330600129 (d)	01.31.2007	1	01.31.2014	106.5% of average rate of CDI	29,000	29,380	30,454
Credit Note 330600132 (e)	02.28.2007	1	02.28.2014	106.2% of average rate of CDI	231,000	232,537	240,170
Credit Note 330600151 (f)	07.31.2007	1	07.31.2014	106.5% of average rate of CDI	18,000	18,236	18,902
Credit Note 330600156 (g)	08.28.2007	1	08.28.2014	106.5% of average rate of CDI	14,348	14,444	14,919
Credit Note 330600157 (h)	08.31.2007	1	08.31.2014	106.5% of average rate of CDI	37,252	37,465	38,697
Credit Note 330600609 (i)	08.19.2011	3	07.21.2016	109.41% of average rate of CDI	600,000	590,215	608,355
						1,513,323	1,504,204
					Current	148,951	39,879
					Noncurrent	1,364,372	1,464,325

Company:
Copel Distribuição: (a) (b) (c)
Parent Company: (d) (e) (f) (g) (h) (i)

Anual installment
Along w ith the interest in proportion to the installments, the first amount of R$ 116,666, maturing on 08.25.2013 and others of R$ 116,667, maturing on 07.11.2014 and 08.15.2015: (b)
The first amount of R$ 200,000, maturing on 07.21.2014 and other on 07.21.2015 and 21.07.2016: (i)

Destination:
Private Credit Assignment Agreement w ith the Federal Government: (a)
Working capital: (b) (c)
Only purpose of paying the debts: (d) (e) (f) (g) (h) (i)

Collateral:
Copel’s accounts receivable: (a)
Pledge until 360 days: (b) (c)

20.3   Eletrobras - Centrais Elétricas Brasileiras S.A.

	Issue	Number of	Final	Anual rate a.a.
Contracts	Date	installment	maturity	(interest + commission)	Principal	Consolidated
						09.30.2012	12.31.2011
1293/94 (a)	09.23.1994	180	06.30.2016	5.5% to 6.5% + 2.0%	307,713	127,159	146,411
980/95 (b)	12.22.1994	80	11.15.2018	8.0%	11	17	19
981/95 (c)	12.22.1994	80	08.15.2019	8.0%	1,169	458	506
982/95 (d)	12.22.1994	80	02.15.2020	8.0%	1,283	172	190
983/95 (e)	12.22.1994	80	11.15.2020	8.0%	11	211	230
984/95 (f)	12.22.1994	80	11.15.2020	8.0%	14	90	98
985/95 (g)	12.22.1994	80	08.15.2021	8.0%	61	55	59
002/04 (h)	06.07.2004	120	07.30.2021	8.0%	30,240	4,336	5,049
142/06 (i)	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	22,247	24,562
206/07 (j)	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	71,587	65,744
273/09 (k)	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	16,525	16,443
2540/06 (l)	05.12.2009	60	10.30.2016	5.0% + 1.5%	2,844	1,884	2,173
						244,741	261,484
					Current	53,725	45,454
					Noncurrent	191,016	216,030

Company:
Copel Geração e Transmissão: (a)
Copel Distribuição: (b) (c) (d) (e) (f) (g) (h) (i) (j) (k) (l)

Destination:
Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system: (a)
National Program for Watering - Proni: (b) (c) (d) (e) (f) (g)
Rural Electricity Program - Luz para Todos: (h) (i) (j) (k)
National Program for Efficient Public Lighting - ReLuz: cover 75% of the total cost of the Project for the City of Ponta Grossa: (l)

Liberated funds:
RGR R$ 11,532 e CDE R$ 8,649: (h)
RGR R$ 36,056 e CDE R$ 27,048: (i)
RGR R$ 87,052 e CDE R$ 14,510: (j)
RGR R$ 16,443 e CDE R$ 2,740: (k)
RGR R$ 2,219: (l)

Collateral:
The guarantee is represented by the income, supported by pow er of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

Note:
Final Grace Period: 30.12.2012 (k)

20.4   Financiadora de Estudos e Projetos - Finep

	Issue	Number of	Final	Anual rate a.a.
Contracts	Date	installment	maturity	(interest + commission)	Principal	Consolidated
						09.30.2012	12.31.2011
2070791-00 (a)	11.28.2007	49	12.15.2014	0.37% above TJLP	5,078	2,582	3,440
2070790-00 (b)	11.28.2007	49	12.15.2014	0.13% above TJLP	3,535	1,821	2,426
21120105-00 (c)	05.17.2012	81	10.15.2020	4.0%	35,095	10,341	-
21120105-00 (c)	05.17.2012	81	10.15.2020	3.5% + TR	17,103	3,546	-
						18,290	5,866
					Current	1,987	1,962
					Noncurrent	16,303	3,904

Company:
Copel Geração e Transmissão: (a) (b)
Copel Telecomunicações: (c)

Destination:
Research and Development Project GER 2007: (a)
Research and Development Project TRA 2007: (b)
Projeto BEL - ultra w ide band intranet service (Ultra Wide Band - UWB): (c)

Collateral:
Withhold the amounts from the checking account in w hich revenues are deposited : (a) (b) (c)

Notes:
(c) In replacement to the contract 2100567-00, signed on November 29, 2010. Credit of R$ 52,198 to be offered in six installments and divided into subcredit “A” in the amount of R$ 35,095 and subcredit “B” in the amount of R$ 17,103. In contrast, the financed commits to participate in the costs of preparation w ith the minimum value of R$ 8,324.
The maturity of the 1st installment is February 15,2012.

20.5   BNDES

	Issue	Number of	Maturity		Anual rate a.a.
Contracts	Date	installment	initial	final	(interest + commission)	Principal	Consolidated
							09.30.2012	12.31.2011
820989.1 (a)	03.17.2009	179	03.15.2013	01.15.2028	1.63% above TJLP	169,500	172,102	172,237
1120952.1-A (b)	12.16.2011	168	05.15.2012	04.15.2026	1.82% above TJLP	42,433	41,275	-
1120952.1-B (c)	12.16.2011	168	05.15.2012	04.15.2026	1.42% above TJLP	2,290	2,227	-
							215,604	172,237
						Current	12,511	12,336
						Noncurrent	203,093	159,901

Company:
Copel Geração e Transmissão: (a) (b) (c)

Financial charges:
It w ill be paid quarterly during the grace period and monthly after the first payment of the principal amount.

Destination:
Construction of the Mauá Hydroelectric Pow er Plant and its transmission system: (a)
Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste: (b)
Purchase of machinery and equipment: (c)

Collateral:
Copel Geração e Transmissão has undertaken to assign to the BNDES the rights it holds under Concession Arrangement 027/2009-ANEEL, and to submit as a guarantee to the BNDES the credit rights deriving from the provision of energy transmission services stipulated in the Concession Arrangement (Transmission Services Agreement 09/2010, entered into on 01.19.2009 by Copel Geração e Transmissão and the National Electric System Operator (Operador Nacional do Sistema Elétrico or ONS), the transmission concession operators and the users of the transmission system, including the entire revenue deriving from the transmission services provided: (b) and (c)

20.6   Banco do Brasil - Distribution of Funds from BNDES

	Issue	Number of	Maturity		Anual rate a.a.
Contracts	Date	installment	initial	final	(interest + commission)	Principal	Consolidated
							09.30.2012	12.31.2011
21/02000-0	04.16.2009	179	03.15.2013	01.15.2028	2.13% above TJLP	169,500	172,237	172,187
							172,237	172,187
						Current	9,379	12,318
						Noncurrent	162,858	159,869

Company:
Copel Geração e Transmissão

Financial charges:
It w ill be paid quarterly during the grace period and monthly after the first payment of the principal amount

Destination:
Construction of the Mauá Hydroelectric Pow er Plant and its transmission system, in consortium w ith Eletrosul

Collateral:
All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Pow er Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection w ith this project

20.7   Contracts with clauses for anticipated maturity

The Company and its subsidiaries have loan contracts which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital that represents a change in control, without prior notice; specifically for Copel Geração e Transmissão, no dividend distributions or payments for interest on own capital to be made, for which the amount, individually or together, exceeds the minimum compulsory amount, without prior and express authorization. Non compliance with these terms could result in the anticipated maturity of the debts.

At September 30, 2012 all of the terms were analyzed, and it was identified that all contractual covenants had been complied with.

21   Post-Employment Benefits

21.1   Benefit Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

The pension plans I and II are defined benefit plans for which the income is previously determined based on the salary level of each individual and the Pension Plan III is a defined contribution plan (CD).

The costs assumed by the sponsors for these plans are registered according to the actuarial evaluation prepared annually by independent actuaries in accordance with the rules established in CVM Decision 600/09, which approved and made Technical Pronouncement CPC 33/IAS 19 and IFRC 14, issued by the Accounting Pronouncements Committee – CPC compulsory for public stock corporations, and refer to employee benefits, and correlated to IAS 19. The economic and financial assumptions and for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

21.2   Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

21.3   Balance sheet and statement of income

Amounts recognized in the balance sheet, under Post-Employment Benefits, are summarized below:

			Consolidated
		09.30.2012	12.31.2011
Pension plan (21.1)		333	14,410
Healthcare plan (21.2)		491,993	454,465
		492,326	468,875
	Current	22,281	36,037
	Noncurrent	470,045	432,838

The amounts recognized in the statement of income are shown below:

		Consolidated
	09.30.2012	09.30.2011
Pension plan (CD)	42,160	35,963
Pension plan (CD) - management	394	414
Healthcare plan - post employment	53,667	41,304
Healthcare plan	34,111	24,951
Healthcare plan - management	42	29
	130,374	102,661
(-) Transfers to contruction in progress	(8,782)	(5,330)
	121,592	97,331

21.4     Changes in the Post-Employment Benefits balance

	Current	Noncurrent
Consolidated	liabilities	liabilities	Total
Balance as of January 1, 2012	36,037	432,838	468,875
Appropriation of actuarial calculation	-	53,667	53,667
Pension and healthcare contributions	76,707	-	76,707
Transfers	16,460	(16,460)	-
Amortizations	(106,923)	-	(106,923)
Balance as of September 30, 2012	22,281	470,045	492,326

	Current	Noncurrent
Consolidated	liabilities	liabilities	Total
Balance as of January 1, 2011	24,255	384,208	408,463
Appropriation of actuarial calculation	-	41,304	41,304
Pension and healthcare contributions	61,357	-	61,357
Transfers	12,021	(12,021)	-
Amortizations	(73,092)	-	(73,092)
Balance as of September 30, 2011	24,541	413,491	438,032

21.5   Actuarial valuation pursuant to CVM Ruling nº 600/2009

The Company, in compliance with CVM Decision 600/09, opted to prepare an annual actuarial report.

The information, prepared in accordance with the Actuarial Evaluation Report of December 31, 2011, is presented in note 21 to the Annual Financial Statements at December 31, 2011.

22   Regulatory Charges

		Consolidated
	09.30.2012	12.31.2011
Energy Development Account (CDE)	23,706	20,718
Global Reversal Reserve (RGR)	18,962	19,639
Fuel Consumption Account (CCC)	17,189	30,154
	59,857	70,511

23   Research and Development and Energy Efficiency

The concessionaries for public distribution, generation and transmission of electricity services are required to allocate 1% of their annual net operational income to research and development in the electrical sector and to energy efficiency programs, according to Law 9,991/00 and ANEEL Normative Resolutions 316/08 and 300/08.

23.1     Balances registered to invest in R&D (Research and Development) and EEP (Energy efficiency program)

	Applied and	Balance	Balance	Balance as of	Balance as of
	unfinished	to collect	to apply	09.30.2012	12.31.2011
Research and Development - R&D
FNDCT	-	3,215	-	3,215	3,018
MME	-	1,608	-	1,608	1,510
R&D	18,767	-	119,181	137,948	120,936
	18,767	4,823	119,181	142,771	125,464
Energy efficiency program - PEE	39,633	-	68,974	108,607	126,100
	58,400	4,823	188,155	251,378	251,564
			Current	112,313	156,915
			Noncurrent	139,065	94,649

23.2   Changes in balances for R&D and EEP

		FNDCT		MME		R&D		PEE

	current	noncurrent	current	noncurrent	current	noncurrent	current	noncurrent	Consolidated
Balance as of January 1, 2012	3,017	-	1,510	-	34,910	86,027	117,478	8,622	251,564
Additions	13,052	1,275	6,527	637	639	13,689	-	19,119	54,938
Performance agreement	-	-	-	-	-	-	-	12	12
Selic interest rate	-	-	-	-	91	7,000	-	4,596	11,687
Transfers	1,275	(1,275)	637	(637)	-	-	-	-	-
Payments	(14,129)	-	(7,066)	-	-	-	-	-	(21,195)
Concluded projects	-	-	-	-	(4,408)	-	(41,220)	-	(45,628)
Balance as of September 30, 2012	3,215	-	1,608	-	31,232	106,716	76,258	32,349	251,378

	FNDCT	MME	R&D		PEE

	current	current	current	noncurrent	current	noncurrent	Consolidated
Balance as of January 1, 2011	2,686	1,344	40,333	68,728	111,628	22,004	246,723
Additions	13,017	6,508	1,239	11,808	-	17,925	50,497
Selic interest rate	-	-	173	7,711	-	6,121	14,005
Transfers	-	-	(629)	629	-	-	-
Payments	(12,659)	(6,328)	-	-	-	-	(18,987)
Concluded projects	-	-	(13,138)	-	(14,055)	-	(27,193)
Balance as of September 30, 2011	3,044	1,524	27,978	88,876	97,573	46,050	265,045

24  Accounts Payable related to concession - Use of Public Property

These refer to concession charges for use of public property (UPP) incurred as of the start of operation of each project until the final date of the concession, with an opposite entry recorded under intangible assets.

Consolidated
	Current liabilities		Noncurrent liabilities
	09.30.2012	12.31.2011	09.30.2012	12.31.2011
Copel Geração e Transmissão
Mauá HPP (24.1.1)	728	615	11,912	11,726
Colider HPP (24.1.2)	-	-	14,564	13,779
Elejor
Fundão-Santa Clara Hydroelectric (24.2.1)	44,041	44,041	373,577	344,937
	44,769	44,656	400,053	370,442

For the period ended September 30, 2012, the amount of R$ 61,670 (R$ 61,696 for the same period in 2011) was registered as expenses to financial expenses and the amount of R$ 6,098 (R$ 6,064 for the same period in 2011) as amortization of intangible assets.

24.1   Copel Geração e Transmissão

24.1.1     Mauá Hydroelectric Power Plant (Note 16.6)

As compensation for the use of the public property under this concession contract, Copel shall pay to the Federal Government, from the facility’s start of commercial operation until the 35th year of the concession, or as long as it runs the corresponding hydropower project, monthly installments equivalent to 1/12 of the annual proposed payment of R$ 643 (51% of 1,262), pursuant to article 6 of Concession Contract nº 001/07 - MME – Mauá HPP.

These installments are restated annually or at the legally applicable intervals, according to the IPCA inflation index.

The calculation of present value was made taking into account an actual net discount rate of around 5.65% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

The present value of the accounts payable related to concession - use of public property as of September 30, 2012, is R$ 12,640 (R$ 12,341, as of December 31, 2011).

24.1.2     Colíder Hydroelectric Power Plant (Note 16.7)

As compensation for the use of the public property under this concession contract, Copel shall pay to the Federal Government, from the facility’s start of commercial operation until the 35th year of the concession, or as long as it runs the corresponding hydropower project, monthly installments equivalent to 1/12 of the annual proposed payment of R$ 1,256, pursuant to article 6 of Concession Contract nº 001/11 - MME – HPP Colíder.

These installments are restated annually or at the legally applicable intervals, according to the IPCA (Índice de Preços ao Consumidor Amplo or Wide Customer Price Index) inflation index.

The calculation of present value was made taking into account an actual net discount rate of around 7.74% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

The present value of the accounts payable related to concession - use of public property as of September 30, 2012 is R$ 14,564 (R$ 13,779, as of December 31, 2011).

24.2   Elejor

24.2.1     Fundão – Santa Clara Hydroelectric Energy Complex - HPPs Fundão and Santa Clara

As compensation for the use of the public property under this concession contract, Elejor shall pay to the Federal Government, from the 6th until the 35th year of the concession, or as long as it runs the corresponding hydropower projects, monthly installments equivalent to 1/12 of the annual proposed payment of R$ 19,000, pursuant to the Bidding Confirmation and to article 6 of Concession Contract nº 125/01 – ANEEL – Fundão – Santa Clara Hydroelectric Energy Complex - HPPs Fundão and Santa Clara.

These installments are restated annually or at the legally applicable intervals, according to the IGP-M inflation index, starting in May 2001.

The main amount on the date of signature of the concession contract was R$ 570,000. This amount, restated monthly according to the IGP-M inflation index minus the monthly payments already made, totaled R$ 1,146,229  as of September 30, 2012 (R$ 1,097,352 as of December 31, 2011).

The original amount on the date of signature of the contract was recorded at present value. On September 30, 2012, this amount was recorded under liabilities for R$ 417,618 (R$ 388,978 as of December 31, 2011), of which R$ 44,041 were under current liabilities and R$ 373,577 were under noncurrent liabilities.

The calculation of present value was made taking into account an actual net discount rate of around 11% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

This concession was granted on October 23, 2001, the respective contract was signed on October 25, 2001, and it expires on October 25, 2036.

25   Other Accounts Payable

			Consolidated
		09.30.2012	12.31.2011
Financial compensation for use of w ater resources		21,395	19,332
Reimbursements to customer contributions		20,562	7,837
Consortium partners		16,265	7,031
Customers		15,658	17,412
Public lighting fee collected		14,444	14,875
Pledges in guarantee		10,101	7,688
ANEEL inspection fee		1,843	1,694
Other liabilities		27,237	10,860
		127,505	86,729
	Current	127,490	86,676
	Non current	15	53

26   Provision for Contingencies

The Company is a party to several labor, tax and civil claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a provision for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.

Changes in the provision

Consolidated					Additions to
Balance as of				Construction	fixed assets		Balance as of
	January 1, 2012	Additions	(-) reversals	cost	in progress	Discharges	September 30, 2012
Tax
Cofins (26.1.1)	234,563	8,568	-	-	-	-	243,131
Others taxes	47,374	19,752	(9,180)	-	-	(44)	57,902
	281,937	28,320	(9,180)	-	-	(44)	301,033
Labor	128,505	34,191	(1,630)	-	-	(11,289)	149,777
Employee benefits	58,089	29,350	(149)	-	-	(11,266)	76,024
Civil
Suppliers (26.1.2)	88,003	2,179	(20,813)	-	-	-	69,369
Civil and administrative law	112,059	33,824	(9,333)	-	-	(6,057)	130,493
Easements	4,839	808	(176)	-	-	(15)	5,456
Condemnation and real estate (26.1.3)	273,647	28,502	(93)	961	3,274	-	306,291
Customers	5,493	4,423	(2,506)	-	-	-	7,410
	484,041	69,736	(32,921)	961	3,274	(6,072)	519,019
Environmental claims	104	82	-	-	-	-	186
Regulatory (26.1.4)	48,147	220	(160)	-	-	(38)	48,169
	1,000,823	161,899	(44,040)	961	3,274	(28,709)	1,094,208

Consolidated				Additions to
	Balance as of			fixed assets		Balance as of
January 1, 2011		Additions	(-) reversals	in progress	Discharges	September 30, 2011
Tax
Cofins (26.1.1)	234,563	-	-	-	-	234,563
Others taxes	86,916	22,404	(42,317)	-	(852)	66,151
	321,479	22,404	(42,317)	-	(852)	300,714
Labor	146,348	6,597	(4,163)	-	(11,670)	137,112
Employee benefits	53,245	10,812	(550)	-	(12,404)	51,103
Civil
Suppliers (26.1.2)	86,101	1,921	(176)	-	-	87,846
Civil and administrative law	73,237	29,734	(1,004)	-	(8,412)	93,555
Easements	9,065	1,319	(5,108)	-	(484)	4,792
Condemnation and real estate (26.1.3)	132,709	5,595		11,941	-	150,245
Customers	5,305	807	(638)	-	(18)	5,456
	306,417	39,376	(6,926)	11,941	(8,914)	341,894
Environmental claims	42	62	-	-	-	104
Regulatory (26.1.4)	38,847	12,156	(4,677)	-	-	46,326
	866,378	91,407	(58,633)	11,941	(33,840)	877,253

Parent company	Balance as of			Balance as of
	January 1, 2012	Additions	Reversals	September 30, 2012
Tax
Cofins (26.1.1)	234,563	-	-	234,563
Others taxes	40,042	9,144	(4,200)	44,986
	274,605	9,144	(4,200)	279,549
Civil	9,929	8,267	-	18,196
Regulatory (26.1.4)	10,821	-	-	10,821
	295,355	17,411	(4,200)	308,566

Parent company	Balance as of				Balance as of
	January 1, 2011	Additions	Reversals	Discharge	September 30, 2011
Tax
Cofins (26.1.1)	234,563	-	-	-	234,563
Others taxes	45,718	2,110	(10,943)	(517)	36,368
	280,281	2,110	(10,943)	(517)	270,931
Civil	7,883	2,498	-	-	10,381
Regulatory (26.1.4)	10,296	-	-	-	10,296
	298,460	4,608	(10,943)	(517)	291,608

26.1   Lawsuits with Likelihood of Losses deemed as probable

Details of the nature of the claims defended by the Company as of September 30, 2012 are consistent with those reported in Note 26 of the Annual Financial Statements as of December 31, 2011.

26.1.1     Contribution for the Financing of Social Security - COFINS

Lawsuit nº 10980.004398/2010-09 – Curitiba Federal Revenue Service Office

In the second half of 2010, the 4th District Federal Court’s ruling favorable to the Federal Government in lawsuit nº 2000.04.01.100266-9 became final, overturne the ruling in lawsuit nº 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

As a result of this ruling, on December 7, 2010 the Federal Revenue Service Office in Curitiba issued Notice nº 9/2010 to Copel, requesting payment of COFINS tax from August 1995 to December 1996.

This charge results from the Federal Revenue Service’s understanding that Copel had declared in its corporate tax liability statement to be liable for R$ 40,678 in COFINS taxes due over the disputed period and that the Service's statute of limitations for collection of this debt had been suspensed since the ruling in lawsuit nº 95.0011037-7, which recognized the Company's immunity from the levy of COFINS, became final – this ruling was, however, overturned by the 4th District Federal Court in lawsuit nº 2000.04.01.100266-9.

This understanding by the Federal Revenue Service and the complexity and peculiarity of the facts and of the legal matter involved have led the Chief Legal Office’s to consider the principal amount of R$ 40,678 a probable loss.

On the other hand, the Company argues in its defense that the declarations contained in its tax liability statements were not acknowledgements of debt, because the liabilities at hand were already under legal dispute (lawsuit nº 95.0011037-7), and that the Federal Revenue Service’s right to collect had already lapsed.

In order to suspend the liability for this tax credit an injunction was filed, number 5005264-27.2011.404.7000, with the lower federal courts in Curitiba, for which a sentence was given against Copel, and which recognized the right of the Superintendency of the Federal Revenue Services to examine the rejection by the Company of Tax Summons number 09/2010, without the need to be subject to the regular proceedings for the administrative rejections of the tax entries, which have a suspension effect and which are governed by the Double degree of administrative jurisdiction. The Company strategically opted not to appeal the decision so that it could file a motion to stay execution at court, where the discovery phase is more detailed and all necessary types of evidence can be produced.

Since Summons number 09/2010 was judged as valid by the Supreme Court, with respect to the principal sum for the COFINS debt, of R$ 40,678, for the period August 1995 to December 1996, the debt has been registered as enforceable debt under number 90 6 11 018367-09.

The federal government brought tax collection proceedings for the debt included in notification 09/2010, case records number 5015930-53.2010.404.7000 at the second federal court, in the amount of R$ 48,814. Copel then posted a judicial bond for the tax debt being collected and filed a motion to stay execution (case records number 5022933-59.2012.404.7000), which caused proceedings to be suspended until the motion is decided.

The interest and fines being charged on this tax debt are the object of administrative process number 11453.720001/2011-23, which amounted to R$ 131,611 as of September 30, 2012. This amount was classified by the company’s senior management as a loss deemed as possible, since there are independent judicial defenses for the principal amount and for the charges amount, and that there are strong arguments for the defense of the values related to interest and penalties.

A recent decision was rendered under this administrative proceeding (11453-720.001/2011-23), whereby the Second Panel of the First Chamber of the Third Section of the Administrative Board of Tax Appeals – CARF granted by majority voting the administrative appeal filed by Copel. As a result, the assessment of interest and fine applicable to the COFINS debt owed for the period from 1995/1996 which is being discussed under proceeding number 10980.004398/2010-09, was considered groundless. The National Treasury is entitled to file a special appeal at the Higher Chamber of Tax Appeals.

Lawsuit nº 10980.720458/2011-15 – Curitiba Federal Revenue Service Office.

In the second half of 2010, the 4th District Federal Court’s ruling favorable to the Federal Government in lawsuit nº 2000.04.01.100266-9 became final, overturning the ruling in lawsuit nº 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

As a result of this sentence, the Federal Revenue Services filed the assessment, through which it intends to demand payment of COFINS for the period from October 1998 to June 2001, as a result of rescission claim 2000.04.01.100266-9 being accepted as legally valid.

The Federal Revenue Services understands that the sentence for the Rescission Claim had suspended the liability period for constituting the aforementioned tax credit.

This understanding of the Federal Revenue Services, together with the complexity and peculiarity of both the facts and the legal question involved in the process, explains the Legal Director’s decision to consider the principal amount of R$ 194,317 as representing a probable loss.

Nevertheless, the Company has argued in its defense, that the Federal Government no longer has the right to constitute this tax credit, given the lack of timely constitution of the tax credit, to prevent the liability period from lapsing.

The interest and penalties related to the abovementioned tax debt amount to R$ 504.113 as of September 30, 2012, and it was classified as a loss deemed as possible by the company’s senior management, and based on the opinion of their legal advisors, since there are independent defense lines for the principal amount and for the charges amount, and that there are strong arguments for the defense related to the values of interest and penalties.

A recent decision was rendered whereby the Second Panel of the Third Section of the Administrative Board of Tax Appeals – CARF granted by majority voting the administrative appeal filed by Copel to recognize that the statute of limitations to assess COFINS run out. The enforcement of this judgment is waiting for a decision on the motion for clarification filed by the National Treasury. The National Treasury can also file a special appeal at the Higher Chamber of Tax Appeals.

26.1.2     Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of the arbitration proceedings with the Chamber of Arbitrage of the Fundação Getúlio Vargas, through which they plead the payment of the overdue installment values, as well as the cancellation fines, related to the electric energy purchase and sale agreements signed with Copel Distribuição. The arbitrage proceedings were judged to be valid and, consequently, Copel Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order at the Superior Court of Justice making the arbitration ruling void.

Given that both companies have identified the pledged amounts (R$ 35,913 on June 17, 2010,
R$ 22,823 on October 1, 2009 and R$ 11,833 on February 03, 2010), the legal directors have continued to classify the action as representing a probable loss, highlighting that the same bank bond letters were presented as guarantee for the amounts identified. In addition to the legal discussion, at the end of 2011 the remaining balance of R$ 27,438 was executed and as a result a bank account was blocked. This execution was challenged by Copel Distribuição, which is the reason why management decided to record a financial provision for the legal claims, for the original value of the debts corrected to September 30, 2012, which amounts to R$ 89,025. Of this amount, R$ 19,656 has been recorded to suppliers.

Copel does not accept there is an outstanding balance. However, the judge of the 3rd Public Finance Court ruled the amount of R$ 22,162 is outstanding, and released the amounts of
R$ 12,790 and R$ 9,371 to the enforcement creditors on December 04,2012, via a bank guarantee. The matter is still under consideration and has been subject to an appeal.

26.1.3     Ivaí Engenharia de Obras S.A.

In a lawsuit filed before the 1st Fiscal Court of Curitiba, Ivaí Engenharia de Obras S.A. won the right to receive credits from Copel Geração e Transmissão in connection with the execution of contract D-01, which comprised the Jordão River diversion works. These credits were compensation for a supposed economic and financial imbalance in the contract. Based on this ruling, Ivaí filed a separate collection lawsuit before the 4th Fiscal Court of Curitiba and obtained a ruling ordering Copel to pay the amount of R$ 180,917, as of October 31, 2005, plus restatement by the average between the INPC and IGP-DI inflation indicators, delinquent interest of 1% a month, and 3.2% as legal fees.

Copel then obtained a preliminary injunction, issued by Minister Castro Meira of the Superior Court of Justice (Tribunal Superior de Justiça or STJ) under nº 15,372-PR, suspending the collection suit and the provisional enforcement requested by Ivaí.

The appeal claim, currently in progress in the Superior Court of Justice (Superior Tribunal de Justiça or STJ), covers the absence of economic and financial imbalance in the contract, as well as the nullity of the calculation performed by the judicial expert, who used wrong parameters to obtain the value of condemnation, causing interest rates to be applied in duplicity (Selic rate + interest rate). Although the Justice Court has dismissed the duplicity in the incidence of interest from the elaboration of the expert report, it did not examine the appeal reasoning that showed that the calculation contained within the expert report was wrong.

The company is currently waiting for the outcome of the Special Appeal it filed in the collection suit, under nº 1,096,906, whose rapporteur is Minister Castro Meira, with the resume of voting by Ministers Mauro Campbell Marques and Humberto Martins, after the unfavorable vote by the Minister who is rapporteur of the Special Appeal, published in 2011 and which awaits return of the claim to the Plenary after Minister Herman Benjamin requested to view the process.

In view of the unfavorable vote and of the analysis of previous decisions ruled by the other Ministers that participated in the trial, the Company’s senior management, through a conservative approach, proceeded to a detailed review of the process course over the last months of 2011 and decided to remeasure the value to be provisioned, from R$ 125,000, which represented the original value of the debt in question, adjusted with legal interest and restated by inflation indexes allowed by the Company, to R$ 271,564, once considered the form of adjustment of the debt, which is still under discussion, only dismissing the incidence of interest in the expert’s calculation, and maintaining the charge of Selic rate, and, from that point, restating the value to present day based on the parameters fixed on the judgment by the Justice Court of the State of Paraná – TJPR (interest + monetary restatement). Thus, the value provisioned reflects the expectation of the Company in the event of an unfavorable closure to this claim.

The accumulation of interest, in this case, Selic interest rate plus interest on arrears, is a situation rejected by the Judiciary Power, and it was already denied by the Supreme Justice Court (STJ) in numerous precedents. For this reason, it is also a conservative approach to consider as a possible risk the loss of the difference in the value deemed as probable and the eventual total value of the condemnation, which is R$ 230,668, as of September 30, 2012.

In addition, an unfavorable decision was rendered on the special appeal number 1.121.458 filed according to specific court regulations, which in turn was filed in connection with the writ of certioriari filed for at the Superior Court of Justice and whose reporting judge was Justice Arnaldo Esteves Lima and aiming at a review of the action filed to revise a civil action decision. Copel seeks the reversal of the deficiency assessment claiming that the Treasury has no right to claim the difference because accords were reached at the administrative level. In August 2012 the Company filed a motion for clarification of the judgment passed on the appeal.

26.1.4     Regulatory Claims

The Company is disputing, both administratively and judicially, notifications issued by the regulatory agency in connection with supposed regulatory violations, including the charge of R$ 35,535 in lawsuits involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which ANEEL ruling nº 288/2002 is being disputed. The probable success in these lawsuits will result in changes in CCEE (Spot Market) accounting, which would require the recording of a reserve for these amounts, since Copel would be required to pay off the amounts due.

26.2   Lawsuits with losses deemed as possible

Consolidated
	09.30.2012	12.31.2011
Tax (26.2.1)	1,182,561	1,246,954
Civil (26.2.2)	769,372	542,386
Labor	238,723	176,448
Employee benefits	39,917	37,788
Regulatory	18,640	12,907
	2,249,213	2,016,483

Breakdown of the main lawsuits with losses deemed as possible:

26.2.1     Tax claims

•         Lawsuit nº 11453.720001/2011-23 and nº 10980720458/2011-15, arose from the result of COFINS, Rescission Claim nº 2000.04.01.100266.9 in the value of R$ 659,146. This value is related to interest and penalties whose main debt is provisioned in the financial statements due to its classification as a probable loss, however, in view of the strong arguments for the defense over the payment of these charges, it is classified as possible. Additional information on this process is described on item 26.1.1 in this same report;

•         Fiscal requirements according to Fiscal Notification of Debt Record – NFLD nº 35.273.870-7, with approximate value of R$ 181,014, authored by the National Institute of Social Security – INSS, against Copel, and related to the fiscal execution of social contribution;

•         Fiscal requirements according to NFLD nº 35.273.876-6, with approximate value of R$ 63,667 on September 30, 2012, authored by the INSS, agains Copel, and related to the fiscal execution of social contribution levied upon labor transfer.

26.2.2     Civil claims

•         Civil claim related to the indemnification lawsuit nº 166-53.2011.8.16.0122, authored by Mineradora Tibagiana Ltda, and whose defendant is the Consórcio Energético Cruzeiro do Sul – CECS. Copel Geração e Transmissão bears 51% of the total risk of the lawsuit, which equals to R$ 214,988, restated as of September 30, 2012. The author claims being the owner of a mining decree issued by the National Department of Mineral Production – DNPM, and defends that with the mining decree, it is the legitimate holder of ownership and control of the area around Tibagi River. The indemnification claimed refers to alleged losses in the company’s mining operations due to the construction work of the Mauá Power Plant. The case records have been with the judge since July 24, 2012.

•         Ivaí Engenharia de Obras S.A – Lawsuit which consists on the claim for compensation for an alleged imbalance in the financial economical equation in the contract signed with Copel. The company’s senior management classified as a risk of possible loss for this lawsuit the value of R$ 230,668. Additional information of this process is described in Note nº 26.1.3, in this same report.

•         Vitor Cezar Jorge Medeiros filed a suit contesting the franchise agreement with Copel and applying for recognition of the subconcession, including transfer of the services and full pass-through of rates, amongst other amounts. In case records 5017789-75.2010.404.7000, the judge of the 4th Federal Court of Curitiba partially accepted the application and ruled the franchise agreement was invalid, transferring Copel's public service concession to the plaintiff between July 2001 and September 2005 in the municipalities and locations of Faxinal, Mauá da Serra, Rosário do Ivaí, Rio Branco do Ivaí, Grandes Rios, Cruzmaltina, Nova Amoreira and São José (Municipality of Marilândia do Sul), with Copel subsequently being ordered to pay the rates during the period, including interest and monetary restatement, in addition to returning the amounts improperly charged as a franchise fee, and the amounts deposited in the advertising fund, including interest and monetary restatement. Copel appealed the sentence at the Federal Regional Court of the Fourth Region  – TRF4, whose ruling was fully favorable to the Company.

27   Shareholders’ Equity

27.1   Equity attributable to Parent Company

27.1.1     Stock Capital

As of September 30, 2012 (and December 31, 2011), Copel’s paid-in share capital was R$ 6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

							In shares
Shareholders	Common		Classe A Preferred		Classe B Preferred		Total
		%		%		%		%
State fo Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&FBOVESPA (1)	19,509,165	13.45	129,467	33.91	60,361,791	47.07	80,000,423	29.23
NYSE (2)	112,049	0.08	-	-	40,460,206	31.55	40,572,255	14.83
Latibex (3)	-	-	-	-	84,402	0.07	84,402	0.03
Municipalities	178,393	0.12	9,326	2.44	3,471	0.00	191,190	0.07
Other shareholders	373,326	0.25	243,017	63.65	36,970	0.03	653,313	0.24
	145,031,080	99.99	381,810	100.00	128,242,485	100.00	273,655,375	100.00

(1) São Paulo Stock, Commodities, and Futures Exchange
(2) New York Stock Exchange
(3) Latin American Exchange in Euros, related to the M adrid Exchange

The market value of Company stock as of September 30, 2012, is shown below:

	Number of shares in units	Market Value
Common shares	145,031,080	4,030,385
Class "A" preferred shares	381,810	14,944
Class "B" preferred shares	128,242,485	4,254,642
	273,655,375	8,299,971

Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares have priority in the reimbursement of capital and distribution of dividends of 10% p.a. (non cumulative), calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

27.1.2     Equity Valuation Adjustments

The Company recognized the fair value adjustment of its property, plant and equipment of the date of the first-time adoption of the IFRSs. A counterpart entry to this adjustment, net of deferred income tax and social contribution, was recorded in the equity valuation adjustments account, under equity. The realization is accounted for in the retained earnings account, as depreciation and write-off of the property, plant, and equipment fair value adjustment are recorded to income.

The change in this account includes the adjustments resulting from changes in fair value of the financial assets classified as available for sale, which consist of other comprehensive income of the Company.

	Parent
	Company	Consolidated
Balance as of January 1, 2012	1,457,081	1,457,081
Adjustment rel. to financial assets classified as available for sale:
Financial Investments - Copel Geração e Transmissão (*)	1,273	1,928
Taxes on gains on financial assets	-	(655)
Financial Investments - Copel Distribuição (*)	(6)	(10)
Taxes on gains on financial assets	-	4
Accounts receivable related to the concession - Copel Distribuição (*)	(8,657)	(13,116)
Taxes on gains on financial assets	-	4,459
Financial Investments Held for Sale - Copel	148	148
Taxes on gains on financial assets	(51)	(51)
Realization of equity evaluation adjustments:
Cost assigned - Copel Geração e Transmissão (*)	(76,614)	(116,081)
Taxes on making adjustments	-	39,467
Cost assigned - Dominó Holdings (*)	(467)	(707)
Taxes on making adjustments	-	240
Balance as of September 30, 2012	1,372,707	1,372,707
(*) Equility in the parent company, net of taxes

	Parent
	Company	Consolidated
Balance as of January 1, 2011	1,559,516	1,559,516
Adjustment rel. to financial assets classified as available for sale:
Accounts receivable related to the concession - Copel Distribuição (*)	(1,598)	(2,421)
Taxes on gains on financial assets	-	823
Realization of equity evaluation adjustments:
Cost assigned - Copel Geração e Transmissão (*)	(61,601)	(93,335)
Taxes on making adjustments	-	31,734
Cost assigned - Dominó Holdings (*)	(1,052)	(1,594)
Taxes on making adjustments	-	542
Balance as of September 30, 2011	1,495,265	1,495,265
(*) Equility in the parent company, net of taxes

27.1.3     Basic and diluted profit per share

	Parent Company
	09.30.2012	09.30.2011
Basic and diluted numerator
Basic and diluted net income per share category, attributable to parent company
Class "A" preferred shares	1,188	1,453
Class "B" preferred shares	397,006	480,427
Common shares	408,169	493,951
	806,363	975,831
Basic and diluted denominator
Weighted average number of shares (in thousands)
Class "A" preferred shares	383,736	388,140
Class "B" preferred shares	128,240,559	128,236,155
Common shares	145,031,080	145,031,080
	273,655,375	273,655,375
Basic and diluted earning per share attributable to
Parent Company
Class "A" preferred shares	3.0959	3.7435
Class "B" preferred shares	3.0958	3.7464
Common shares	2.8144	3.4058

The weighted average amount of common shares used in the calculation of the basic earnings per share is reconciliated with the weighted average amount of common shares used in the calculation of diluted earnings per share, since there are no financial instruments with diluting potential.

27.2   Equity attributable to non-controlling interest

Consolidated
	Compagas	Elejor	UEG Araucária	Total
Balance as of January 1, 2012	101,175	14,215	127,444	242,834
Interim dividends	-	(1,192)	-	(1,192)
Results for the period	7,365	6,780	3,501	17,646
Balance as of September 30, 2012	108,540	19,803	130,945	259,288

Consolidated
	Compagas	Elejor	UEG Araucária	Total
Balance as of January 1, 2011	95,393	41,464	128,846	265,703
Reimbursement of advance for future capital increase - AFAC	-	(30,814)	-	(30,814)
Proposed dividends	(6,334)	-	-	(6,334)
Results for the period	12,634	90	(465)	12,259
Balance as of September 30, 2011	101,693	10,740	128,381	240,814

28   Operating Revenues

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	& Cofins taxes	ICMS (VAT)	charges (28.5)	(ISSQN )	revenues
						09.30.2012
Electricity sales to final customers (28.1)	3,029,438	(280,489)	(850,673)	(74,338)	-	1,823,938
Electricity sales to distributors (28.2)	1,410,405	(132,089)	(195)	(47,612)	-	1,230,509
Charges for the use of the main transmission grid (28.3)	3,962,457	(356,251)	(920,898)	(483,198)	-	2,202,110
Construction revenues	383,268	-	-	-	-	383,268
Revenues from telecommunications	120,469	(6,320)	(21,351)	-	(281)	92,517
Distribution of piped gas	304,480	(27,993)	(36,865)	-	-	239,622
Other operating revenues (28.4)	154,664	(16,542)	(3)	-	(967)	137,152
	9,365,181	(819,684)	(1,829,985)	(605,148)	(1,248)	6,109,116

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	& Cofins taxes	ICMS (VAT)	charges (28.5)	(ISSQN )	revenues
						09.30.2011
Electricity sales to final customers (28.1)	2,748,977	(256,507)	(733,388)	(22,219)	-	1,736,863
Electricity sales to distributors (28.2)	1,216,704	(114,579)	(296)	(45,126)	-	1,056,703
Charges for the use of the main transmission grid (28.3)	3,865,352	(350,463)	(955,923)	(515,482)	-	2,043,484
Construction revenues	476,592	-	-	-	-	476,592
Revenues from telecommunications	112,835	(6,892)	(18,347)	-	(459)	87,137
Distribution of piped gas	254,791	(23,200)	(31,964)	-	(8)	199,619
Other operating revenues (28.4)	99,425	(9,553)	(1)	(6,886)	(769)	82,216
	8,774,676	(761,194)	(1,739,919)	(589,713)	(1,236)	5,682,614

28.1   Electric power sales to final customers by category

Electric power supply
Consolidated		Gross income		Net income
	09.30.2012	09.30.2011	09.30.2012	09.30.2011
Residential	955,767	917,277	575,440	579,555
Industrial	1,052,329	921,684	633,577	582,340
Commercial, services and other activities	676,899	601,807	407,542	380,235
Rural	127,840	116,786	76,969	73,788
Public agencies	81,451	77,112	49,039	48,721
Public lighting	68,158	56,440	41,036	35,660
Public services	66,994	57,871	40,335	36,564
	3,029,438	2,748,977	1,823,938	1,736,863

28.2   Power sales to distributors

Consolidated		Gross income
	09.30.2012	09.30.2011
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	975,438	936,284
Bilateral contracts	203,798	176,021
Electric Energy Trading Chamber - CCEE	231,169	104,399
	1,410,405	1,216,704

28.3   Use of the power grid by customer category

Availability of grid
Consolidated		Gross income		Net income
	09.30.2012	09.30.2011	09.30.2012	09.30.2011
Residential	1,245,004	1,194,599	691,903	631,545
Industrial	963,459	1,066,256	535,435	563,694
Commercial, services and other activities	840,594	818,130	467,155	432,518
Rural	174,001	158,037	96,700	83,549
Public agencies	106,867	104,641	59,391	55,320
Public lighting	82,126	81,216	45,641	42,936
Public services	80,724	78,546	44,862	41,525
Free consumers	153,748	152,644	85,444	80,698
Basic Netw ork, BN connections, and connection grid	1,876	1,956	1,043	1,034
Operation and maintenance (O&M) revenues	38,298	33,113	21,284	17,506
Effective interest revenues	275,760	176,214	153,252	93,159
	3,962,457	3,865,352	2,202,110	2,043,484

28.4   Other operating revenues

Consolidated		Gross income
	09.30.2012	09.30.2011
Leases and rents (Note 32.2)	111,009	66,475
Revenues from services	35,702	28,103
Charged service	5,993	3,641
Other revenues	1,960	1,206
	154,664	99,425

28.5   Regulatory Charges

		Consolidated
	09.30.2012	09.30.2011
Fuel Consumptuon Account (CCC)	238,133	257,111
Energy Development Account (CDE)	211,585	187,078
Global Reversal Reserve (RGR)	89,021	84,275
Research and Development and Energy Efficiency Programs - R&D and EEP (Note 23.2)	54,938	50,497
Other charges	11,471	10,752
	605,148	589,713

29   Operating Costs and Expenses

Consolidated operating costs and expenses are as follows:

	Costs of		General and	Other
Nature of costs and expenses	goods and/o	Sales	administrative	rev. (exp.),	Total
	services	expenses	expenses	net	consolidated
					09.30.2012
Electricity purchased for resale (29.1)	(1,970,725)	-	-	-	(1,970,725)
Use of main distribution and transmission grid (29.2)	(559,174)	-	-	-	(559,174)
Personnel and management (29.3)	(606,951)	(6,515)	(174,694)	-	(788,160)
Pension and healthcare plans (Note 21)	(94,193)	(672)	(26,727)	-	(121,592)
Materials and supplies (29.4)	(44,794)	(308)	(7,394)	-	(52,496)
Materials and supplies for pow er	(18,563)	-	-	-	(18,563)
Natural gas and supplies for the gas business	(183,088)	-	-	-	(183,088)
Third-party services (29.5)	(222,909)	(28,258)	(52,411)	-	(303,578)
Depreciation and amortization	(384,079)	(31)	(26,513)	(1,113)	(411,736)
Accruals and provisions (29.6)	-	182	-	(113,976)	(113,794)
Construction cost (29.7)	(379,214)	-	-	-	(379,214)
Other costs and expenses (29.8)	(4,248)	4,136	(63,283)	(114,103)	(177,498)
	(4,467,938)	(31,466)	(351,022)	(229,192)	(5,079,618)

	Costs of		General and	Other
Nature of costs and expenses	goods and/o	Sales	administrative	rev. (exp.),	Total
	services	expenses	expenses	net	consolidated
					09.30.2011
Electricity purchased for resale (29.1)	(1,611,531)	-	-	-	(1,611,531)
Use of main distribution and transmission grid (29.2)	(473,562)	-	-	-	(473,562)
Personnel and management (29.3)	(520,731)	(5,453)	(151,242)	-	(677,426)
Pension and healthcare plans (Note 21)	(75,727)	(540)	(21,064)	-	(97,331)
Materials and supplies (29.4)	(51,467)	(519)	(6,674)	-	(58,660)
Materials and supplies for pow er	(20,149)	-	-	-	(20,149)
Natural gas and supplies for the gas business	(132,925)	-	-	-	(132,925)
Third-party services (29.5)	(188,869)	(22,789)	(63,805)	-	(275,463)
Depreciation and amortization	(383,920)	(30)	(22,917)	(1,113)	(407,980)
Accruals and provisions (29.6)	-	(32,513)	-	(48,907)	(81,420)
Construction cost (29.7)	(475,228)	-	-	-	(475,228)
Other costs and expenses (29.8)	(692)	2,986	(57,068)	(169,127)	(223,901)
	(3,934,801)	(58,858)	(322,770)	(219,147)	(4,535,576)

The table below features the balances of costs and expenses of the Parent Company, breaking down by expense category:

	General and	Other
Nature of costs and expenses	administrative	rev. (exp.),	Total
	expenses	net	parent company
			09.30.2012
Personnel and management (29.3)	(6,859)	-	(6,859)
Pension and healthcare plans	(403)	-	(403)
Materials and supplies	(32)	-	(32)
Third-party services	(2,417)	-	(2,417)
Depreciation and amortization	-	(566)	(566)
Accruals and provisions (29.6)	-	(13,211)	(13,211)
Other operating expenses	(7,608)	467	(7,141)
	(17,319)	(13,310)	(30,629)

	General and	Other
Nature of costs and expenses	administrative	rev. (exp.),	Total
	expenses	net	parent company
			09.30.2011
Personnel and management (29.3)	(5,710)	-	(5,710)
Pension and healthcare plans	(443)	-	(443)
Materials and supplies	(37)	-	(37)
Third-party services	(3,225)	-	(3,225)
Depreciation and amortization	-	(566)	(566)
Accruals and provisions (29.6)	-	6,335	6,335
Other operating expenses	(8,541)	148	(8,393)
	(17,956)	5,917	(12,039)

29.1   Electricity purchased for resale

		Consolidated
	09.30.2012	09.30.2011
Itaipu Binational	364,616	338,208
Contracts for the Sale of Energy in the Regulated Environment - CCEAR	1,385,552	1,171,717
Electric Energy Trading Chamber - CCEE	166,164	25,355
Bilateral contracts	150,092	142,121
Program for incentive to alternative energy sources - Proinfa	107,512	84,789
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(203,211)	(150,659)
	1,970,725	1,611,531

Charges for use of transmission grid

		Consolidated
	09.30.2012	09.30.2011
System usage charges – basic netw ork and connection	109,849	162,328
System usage charges – distribution	405,854	303,529
Itaipu transportation charges	33,491	31,183
System Service Charges - ESS	26,868	9,894
Charge reserve energy - EER	40,226	10,486
(-) PIS/Pasep/Cofins taxes on charges for use of pow er grid	(57,114)	(43,858)
	559,174	473,562

29.2   Personnel and Management Expenses

	Parent Company		Consolidated
	09.30.2012	09.30.2011	09.30.2012	09.30.2011
Personnel
Wages and salaries	-	-	542,761	439,878
Social charges on payroll	-	-	202,644	154,760
	-	-	745,405	594,638
Provisions for profit sharing	-	-	40,228	69,912
Meal assistance and education allow ance	-	-	60,515	50,268
Compensation - Voluntary termination Program/retirement	-	-	20,526	50,748
	-	-	866,674	765,566
(-) Transfers to construction in progress (a)	-	-	(89,040)	(96,233)
	-	-	777,634	669,333
Management
Wages and salaries	4,102	4,509	6,852	6,569
Social charges on payroll	1,404	1,201	2,063	1,524
Other expenses	1,353	-	1,611	-
	6,859	5,710	10,526	8,093
	6,859	5,710	788,160	677,426

a)     Amount related to the allocation of construction in progress direct labor, not taking into account administrative expenses.

29.3   Materials

		Consolidated
	09.30.2012	09.30.2011
Fuel and vehicle parts	20,758	19,057
Materials for the electric system	11,438	17,925
IT equipment	2,166	1,080
Other materials	18,134	20,598
	52,496	58,660

29.4   Services from third-parties

		Consolidated
	09.30.2012	09.30.2011
Maintenance of electrical system	81,580	65,757
Maintenance of facilities	55,028	48,612
Meter reading and bill delivery	26,545	18,534
Authorized and registered agents	23,795	19,034
Communication, processing and transmission of data	33,152	39,525
Consulting and audit	19,339	21,688
Other services	64,139	62,313
	303,578	275,463

29.5   Accruals and provisions

	Parent Company		Consolidated
	09.30.2012	09.30.2011	09.30.2012	09.30.2011
Provisions (reversals) for doubtful accounts
Trade account receivable	-	-	(668)	32,415
Other receivables	-	-	485	98
	-	-	(183)	32,513

Provisions (reversals) for losses on taxes recoverable	-	-	(3,882)	16,133

Reserve (reversals) for risks (Note 26)
Cofins	-	-	8,568	-
Tax	4,944	(8,833)	10,572	(19,913)
Labor	-	-	32,561	2,434
Employee benefits	-	-	29,201	10,262
Suppliers	-	-	(18,634)	1,745
Civil and administrative claims	8,267	2,498	24,491	28,730
Easement of necessity	-	-	632	(3,789)
Expropriation and equity	-	-	28,409	5,595
Customers	-	-	1,917	169
Environmental	-	-	82	62
Regulatory	-	-	60	7,479
	13,211	(6,335)	117,859	32,774
	13,211	(6,335)	113,794	81,420

29.6   Cost of construction

The table below shows the balances of the cost of construction allocated to the respective types of expenditure:

		Consolidated
	09.30.2012	09.30.2011
Materials and supplies	174,020	276,258
Third-party services	121,553	137,232
Personnel and management	54,032	48,059
Other	29,609	13,679
	379,214	475,228

29.7   Other operating costs and expenses

		Consolidated
	09.30.2012	09.30.2011
Financial compensation for use of w ater resources	77,329	94,254
Indemnities	23,566	31,101
Taxes	22,649	14,669
Leases and rents (Note 32.1)	20,495	13,236
ANEEL inspection fee	16,281	14,614
Provision (reversals) for losses - receivables related to concession	8,145	5,464
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	7,528	2,510
Advertising	5,812	3,173
Losses in the decommissioning and disposal of assets	1,988	48,092
Recovery of costs and expenses	(34,951)	(30,944)
Other costs and expenses, net	28,656	27,732
	177,498	223,901

30   Financial Income (Expenses)

	Parent Company			Consolidated
	09.30.2012	09.30.2011	09.30.2012	09.30.2011
Financial income
Monetary variation of CRC transfer (Note 7)	-	-	159,671	119,193
Monetary variation of receivables related to concession	-	-	157,346	79,951
Penalties on overdue bills	-	-	97,041	50,305
Return on financial investments held for trading	1,444	3,063	69,468	167,790
Return on financial investments held for sale	10	13	10,545	11,418
Return on financial investments held until maturity	-	-	777	2,636
Interest and commissions on loan agreements	76,990	81,026	-	-
Other financial income	7,904	8,762	29,127	28,909
	86,348	92,864	523,975	460,202
(-) Financial expenses
Fair value update of accounts receivable related to concession (Note 8.2)	-	-	245,991	-
Debt charges	66,784	94,706	95,716	115,184
Monetary variation of payables related to concession - use of public property	-	-	61,670	61,696
Interest on R&D and EEP	-	-	11,687	14,005
Monetary and exchange variations	9	1	11,418	19,104
Other financial expenses	2,225	59,516	11,456	84,370
	69,018	154,223	437,938	294,359
	17,330	(61,359)	86,037	165,843

The costs of loans and financing capitalized during the year of 2012 amounted to R$ 53,503, at an average rate of 8.14% p.a.

31   Operating Segments

31.1   Products and services which generate revenues for the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the quarter ended September 30, 2012 all sales were made within Brazilian territory.

We have not identified any customer who individually accounts for more than 10% of total net revenues during the nine-month period ended September 30, 2012.

The Group’s reporting segments are:

Power generation and transmission (GeT) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor, UEG Araucária, Centrais Eólicas do Paraná, Costa Oeste, Marumbi, Sul Brasileira, Cutia, Integração Maranhense, Matrinchã and Guaraciaba;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

Telecommunications (TEL) - this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

Gas - this segment comprises the public service of piped natural gas distribution. It operates through Compagas; and

Holding Company (HOL) - this segment comprises participation in other companies. It operates through Copel and Dominó Holdings.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operational segments are the same as those described in Note 2 and record transactions between segments as transactions with third-parties, i.e., at current market prices.

31.2   Assets per reporting segment

ASSETS 09.30.2012	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
ASSETS	10,637,621	7,869,530	399,418	291,505	14,316,963	(13,606,212)	19,908,825
CURRENT ASSETS	1,290,194	1,990,730	63,810	92,736	1,057,866	(957,091)	3,538,245
Cash and cash equivalents	265,090	388,166	27,071	41,625	27,568	-	749,520
Financial investments - securities and bonds	433,754	22,857	-	-	174	-	456,785
Collaterals and escrow accounts	1,805	9,393	-	1,094	-	-	12,292
Trade accounts receivable	308,235	1,143,876	17,674	40,067	-	(52,638)	1,457,214
Dividends to receive	-	-	-	-	912,385	(904,043)	8,342
CRC tranferred to State Government of Paraná	-	73,018	-	-	-	-	73,018
Receivable related to concession	114,631	-	-	-	-	-	114,631
Other receivables	128,429	102,713	1,945	555	343	(410)	233,575
Inventories	27,749	80,299	9,985	919	-	-	118,952
Income tax and social contribution	3,829	90,219	4,230	-	117,385	-	215,663
Other current recoverable taxes	3,026	66,172	2,441	8,388	11	-	80,038
Prepaid expenses	3,646	14,017	464	88	-	-	18,215
NONCURRENT ASSETS	9,347,427	5,878,800	335,608	198,769	13,259,097	(12,649,121)	16,370,580
Long term assets	1,347,861	4,547,692	19,263	19,725	1,558,969	(1,144,169)	6,349,341
Financial investments - securities and bonds	69,264	30,687	-	-	-	-	99,951
Collaterals and escrow accounts	30,105	42,706	-	-	-	-	72,811
Trade accounts receivable	-	31,650	89	6,584	-	(6,584)	31,739
CRC tranferred to State Government of Paraná	-	1,319,965	-	-	-	-	1,319,965
Judicial deposits	22,763	261,820	1,039	302	271,935	-	557,859
Receivable related to concession	1,165,803	2,405,618	-	-	-	-	3,571,421
Advances to suppliers	-	-	-	12,647	-	-	12,647
Other noncurrent receivables	6,313	2,852	-	-	-	-	9,165
Income tax and social contribution	20,209	-	-	-	-	-	20,209
Other noncurrent recoverable taxes	4,848	62,545	8,022	-	-	-	75,415
Deferred Income tax and social contribution	28,556	389,849	10,113	-	138,904	-	567,422
Prepaid expenses	-	-	-	192	-	10,545	10,737
Receivable from other related parties	-	-	-	-	1,148,130	(1,148,130)	-
Investments	414,566	4,012	-	-	11,700,124	(11,528,485)	590,217
Property, plant and equipment, net	7,326,869	-	294,524	-	4	-	7,621,397
Intangible assets	258,131	1,327,096	21,821	179,044	-	23,533	1,809,625

31.3   Liabilities per reporting segment

LIABILITIES 09.30.2012	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
TOTAL LIABILITIES	10,637,621	7,869,530	399,418	291,505	14,316,963	(13,606,212)	19,908,825
CURRENT LIABILITIES	1,179,350	1,852,323	35,146	63,497	112,660	(961,087)	2,281,889
Payroll and labor provisions	68,400	177,795	17,161	4,950	252	-	268,558
Suppliers	273,673	595,114	12,946	53,469	1,642	(52,917)	883,927
Income tax and social contribution	194,420	875	954	3,140	-	-	199,389
Other taxes	22,999	217,544	3,019	1,788	206	(110)	245,446
Loans and financing	60,328	162,666	24	-	11,575	(4,017)	230,576
Dividends payable	435,840	457,063	-	-	98,423	(904,043)	87,283
Post employment benefits	5,935	15,570	776	-	-	-	22,281
Customer charges payable	7,756	52,101	-	-	-	-	59,857
Research and development and energy efficiency	15,487	96,826	-	-	-	-	112,313
Payable related to concession - use of public property	44,769	-	-	-	-	-	44,769
Other accounts payable	49,743	76,769	266	150	562	-	127,490
NON CURRENT LIABILITIES	2,415,637	2,236,603	34,014	6,498	1,280,320	(1,146,313)	4,826,759
Associated and subsidiary companies	249,018	833,676	-	-	-	(1,082,694)	-
Suppliers	78,675	-	-	-	-	(6,584)	72,091
Deferred Income tax and social contribution	652,969	-	-	3,628	-	-	656,597
Loans and financing	459,076	607,028	13,862	-	971,754	(57,035)	1,994,685
Post employment benefits	128,063	320,809	19,507	1,666	-	-	470,045
Research and development and energy efficiency	43,415	95,650	-	-	-	-	139,065
Payable related to concession - use of public property	400,053	-	-	-	-	-	400,053
Other accounts payable	15	-	-	-	-	-	15
Provisions for legal claims	404,353	379,440	645	1,204	308,566	-	1,094,208
EQUITY	7,042,634	3,780,604	330,258	221,510	12,923,983	(11,498,812)	12,800,177
Capital	4,269,343	2,624,841	240,398	135,943	7,023,368	(7,383,893)	6,910,000
Equity valuation adjustments	1,365,404	(6)	-	-	1,376,190	(1,368,881)	1,372,707
Legal reserve	212,887	135,294	5,306	16,258	552,734	(386,292)	536,187
Profit retention reserve	600,434	883,575	62,685	46,458	2,838,551	(1,813,060)	2,618,643
Unrealized income reserve	-	-	-	7,821	212,087	-	219,908
Accumulated income (losses)	594,566	136,900	21,869	15,030	921,053	(805,974)	883,444
Attributable to non controlling interest						259,288	259,288

31.4   Statement of income per reporting segment

STATEMENT OF INCOME 09.30.2012	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
Gross profit	1,907,046	4,164,053	126,818	259,526	-	(348,327)	6,109,116
Operational expenses	(983,740)	(4,075,767)	(97,140)	(239,720)	(31,624)	348,373	(5,079,618)
Electricity purchased for resale	(77,685)	(2,118,201)	-	-	-	225,161	(1,970,725)
Charges for the use of the pow ergrid	(175,234)	(464,917)	-	-	-	80,977	(559,174)
Personnel and management	(195,857)	(524,423)	(45,915)	(15,079)	(6,886)	-	(788,160)
Pension and healthcare plans	(30,479)	(83,244)	(6,032)	(1,434)	(403)	-	(121,592)
Materials and supplies	(13,539)	(36,697)	(1,322)	(906)	(32)	-	(52,496)
Raw materials and supplies for generation	(18,563)	-	-	-	-	-	(18,563)
Natural gas and supplies for gas business	-	-	-	(183,088)	-	-	(183,088)
Third party services	(79,587)	(239,872)	(12,283)	(10,339)	(2,798)	41,301	(303,578)
Depreciation and amortization	(237,701)	(142,346)	(20,299)	(10,277)	(1,113)	-	(411,736)
Provisions and reversals	(8,649)	(87,504)	(3,544)	(886)	(13,211)	-	(113,794)
Construction cost	(41,009)	(323,407)	-	(14,798)	-	-	(379,214)
Other operating costs and expenses	(105,437)	(55,156)	(7,745)	(2,913)	(7,181)	934	(177,498)
EQUITY IN RESULTS SUBSIDIARIES	10,236	-	-	-	836,647	(794,354)	52,529
PROFIT BEFORE FINANCIAL RESULTS AND TAKES	933,542	88,286	29,678	19,806	805,023	(794,308)	1,082,027
Financial income (expenses)	(52,785)	115,826	2,642	3,899	16,501	(46)	86,037
OPERATING INCOME (LOSSES)	880,757	204,112	32,320	23,705	821,524	(794,354)	1,168,064
Income tax and social contribution	(291,541)	(119,895)	(12,253)	(10,164)	-	-	(433,853)
Deferred income tax and social contribution	3,249	52,683	1,802	1,489	30,575	-	89,798
NET INCOME (LOSSES) FOR THE YEAR	592,465	136,900	21,869	15,030	852,099	(794,354)	824,009

32   Operating Lease Agreements

32.1   The Group as a lessee

		Consolidated
Lease and rental costs and expenses	09.30.2012	09.30.2011
Real estate	16,380	12,128
Photocopiers	926	1,105
Others	4,299	983
(-) Pis and Cofins tax credits	(1,110)	(980)
	20,495	13,236

Copel’s estimate for expenses for the next fiscal years is basically the same as 2011, plus contractual monetary restatement rates, and there are no risks in connection with contract rescission.

Out of the total R$ 16,380 spent in rental properties, R$ 7,568 refer to the rental of the km 3 Center facilities, signed by Copel and the Fundação Copel, and which is the most significant rental agreement held by the Company. In future periods, this amount will be restated according to a real estate appraisal of the property.

The Company has not identified any operating lease commitments which are non cancelable.

32.2   The Group as a lessor

		Consolidated
Lease and rental income	09.30.2012	09.30.2011
Equipment and facilities	49,266	40,636
Araucária Thermal Pow er Plant	60,541	24,614
Real estate	571	630
Facilities sharing	631	595
	111,009	66,475

Operating leases refer to revenues from rental of Copel property; lessees do not hold an option to purchase these assets upon expiration of the lease.

The Company has not identified any operating lease receivables which are non cancelable.

The leases of equipment and structures refer to operating leases of predetermined attachment points in utility poles for the installation of cabling, accessories, and telecommunications equipment, with monthly payment, pursuant to article 73 of Law nº 9,472/1997 (General Telecommunications Law), to ANEEL/ ANATEL/ ANP Joint Resolution nº 001/1999, and to ANEEL Resolution nº 581/2002. They are also aimed at lowering costs of implementation of infrastructure to the power and telecommunications sector operators, optimizing the use of poles, and obtaining margins which contribute to more competitive tariffs (lower electric energy tariffs).

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, a minority shareholder, leasing the Araucária Thermal Power Plant for a period of one year, ended on December 31, 2007 and extended a few times until December 31, 2012, subject to early termination should UEG Araucária successfully participate at ANEEL - sponsored power auctions. The lease provides for the use of the Araucária Power Plant for power generation by Petrobras, at its own expense; UEG Araucária is entitled to lease payments comprising a fixed and a variable portion, pursuant to the lease agreement.

33   Financial Instruments

33.1   Fair value and rating level for assessment of fair value of financial instruments

Consolidated
	Level		Book value
		09.30.2012	12.31.2011
Financial assets
Cash and cash equivalent (Note 3)	-	749,520	1,049,125
Securities and bonds (Note 4.1)	1	335,306	438,310
Securities and bonds (Note 4.1)	2	221,430	206,298
Collaterals and escrow accounts (Note 5)	-	85,103	40,221
Trade accounts receivable (Note 6)	-	1,488,953	1,400,818
CRC transferred to state of Paraná (Note 7)	-	1,392,983	1,346,460
Receivable related to concession (Note 8)	3	3,686,052	3,317,100
Other investments (Note 15)	1	17,863	17,714

Financial liabilities
Loans and financing (Note 20)	-	2,225,261	2,174,472
Payable related to concession - use of public property (Note 24)	-	444,822	415,098
Eletrobras - Itaipu	-	106,724	76,533
Petrobras - Compagas	-	52,255	40,698
Other suppliers	-	797,039	738,684
Derivatives	1	63	39

Level 1: obtained from prices quoted (not adjusted) on active markets for identical assets or liabilities
Level 2: obtained from other variables other than prices quoted included in level 1, w hich can be observed for assets or liabilities
Level 3: obtained through evaluation techniques that include variables for the asset or liability, but are not based on observable market data

Fair value are calculated considering the market value to all financial instruments with an active market. For other instruments whose market values are not available, their fair values calculated according to the present value of their future cash flows expected.

33.1.1     Non-derivative financial assets

Cash and cash equivalents, trade accounts receivable and receivables from government agencies have fair values that are approximate to their book values, due to their nature and realization schedules.

The CRC transferred to the State of Paraná has fair value of R$ 1,634,687 as of September 30, 2012. Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B), which yields approximately 3.69% p.a. plus the IGP-DI inflation index.

Bonds and Securities have fair values of R$ 556,736 as of September 30, 2012. The fair values have been calculated according to information made available by the financial agents for each security and to the market values of the bonds issued by the Brazilian government.

Collaterals and escrow accounts have fair values of R$ 81,974 as of September 30, 2012. The fair value of collaterals and escrow bound to STN (Note 5.1) on the amount of R$ 39,577 have been calculated based on the cost of the last issue by the Company, 109.41% of the CDI variation.

Accounts receivable related to concession have their detailed composition in Note 8, as follows:

•         A table reconciling initial and final balances, with a separate breakdown of additions, disposals, transfers, losses, monetary variation, and fair value adjustments;

•         Criteria for identification and measurement; and

•         Assumptions adopted by Company management to restate the recoverable amount.

The other investments have a fair value of R$ 17,862. The fair value of the investment in Investco S.A., of R$ 9,111, was calculated by applying the ownership percentage to its equity. The fair value of the investments in Finam (Amazon Investment Fund) and Finor (Northeast investment Fund), of R$ 1,901 was adjusted according to the average price quoted at the trading sessions of the São Paulo Stock Exchange (BM&FBOVESPA) in December 2011 and 2010. Investments in public companies had their fair value of R$ 6,850 measured according to the value of those shares on June 29, 2012. The other investments were kept at historical cost, due to the impossibility of fair values being reliably measured.

33.1.2     Non-derivative financial liabilities

The Company's loans and financing have fair value of R$ 2,195,516 as of September 30, 2012. The fair value was calculated based on the cost of the last issue by the Company, 109.41% of the CDI variation.

Accounts payable related to concession - use of public asset have fair value of R$ 555,868 as of September 30, 2012, calculated based on the rate of return for the last project auctioned by ANEEL and won by the Company.

Liabilities to Eletrobras – Itaipu, Petrobras, and other suppliers have fair values that are approximate to their book values, due to their nature and maturity.

33.1.3     Derivative Financial Assets and Liabilities

The other obligations - DI Adjustment Future - Liability derivatives have a fair value of R$ 63 at September 30, 2012 (R$ 39 as of December 31, 2011) and are classified under financial instruments held for trading.

33.2   Financial instruments by category

Consolidated
		Book value
	09.30.2012	12.31.2011
Financial assets
Held for trading
Cash equivalents - open market investments	687,723	1,014,044
Bonds and securities	156,122	60,022
Loans and receivables
Cash and cash equivalent	61,797	35,081
Trade accounts receivable	1,488,953	1,400,818
CRC transferred to state of Paraná	1,392,983	1,346,460
Receivables related to concession	1,280,434	1,091,897
Collaterals and escrow accounts	85,103	40,221
Available for sale
Receivables related to concession	2,405,618	2,225,203
Securities	388,648	567,429
Other investments	17,863	17,714
Held to maturity
Securities	11,966	17,157

Financial liabilities
Fair value through profit or loss
Held for trading
Other liabilities - derivatives	63	39
Other financial liabilities
Loans and financing	2,225,261	2,174,472
Payable related to concession - use of public property	444,822	415,098
Eletrobras - Itaipu	106,724	76,533
Petrobras - Compagas	52,255	40,698
Other suppliers	797,039	738,684

33.3   Summary of bonds and securities held to maturity

Consolidated								Net
						Fair value		book value
Description	Rate p.a.	Issue date	Maturity	Type	09.30.2012	12.31.2011	09.30.2012	12.31.2011
LFT	SELIC	07.14.2009	03.07.2012	Amortized cost	-	5,919	-	5,920
LF Caixa	CDI	11.03.2011	11.07.2013	Amortized cost	5,442	5,089	5,442	5,089
LF Caixa	CDI	11.07.2011	11.08.2013	Amortized cost	6,524	6,101	6,524	6,100

33.4   Risk Factors

The Company holds mechanisms aiming to manage risk in the corporate areas and the company subsidiaries. The risks are classified as critical, high, moderate, low or minimum according to their final exposure, which considers the following impacts: financial, operational and image; and also the frequency and occurrence of the risk.

Main risk factors inherent to the Company’s activites are identified and measured to their potential negative impacts, in range of the strategic, process and projects goals.

33.4.1     Credit risk

Credit risk is defined as the possibility of the occurrence of losses related to non-compliance by a client or counterpart to a financial instrument with their respective obligations under the terms agreed on. Risk basically arises from trade accounts receivable and financial instruments as shown below:

Consolidated		Book
		value
	09.30.2012	12.31.2011
Financial Assets
Cash and equivalents - (a)	749,520	1,049,125
Bonds and securities (a)	556,736	644,608
Collaterals and escrow accounts (a)	85,103	40,221
Customers (b)	1,488,953	1,400,818
CRC transferred to the State of Paraná (c)	1,392,983	1,346,460
Receivables related to concession (d)	3,686,052	3,317,100
Total	7,959,347	7,798,332

a) Cash and cash equivalents and short-term investments

Company management manages the credit risk of its assets recorded as cash, cash equivalents and short-term investments in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the company may invest funds in prime private banks.

b) Trade accounts receivable

The risk arises from the possibility of the Company incurring losses resulting from problems in receiving amounts invoiced to its clients, consumers, concession operators and licensees. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting consumer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by guarantees whenever possible.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c) CRC pass-through to the Paraná State government

Company management believes the CRC poses a minimal credit risk, as the amortizations are guaranteed by dividends, and the State Government is paying the renegotiated amounts in accordance with the fourth amendment.

d) Accounts receivable linked to the concession

Consists of indemnification stipulated in the public energy transmission and distribution concession agreements and accounts receivable under the transmission concession agreements to be realized as annual permitted revenue - RAP.

Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, (ANEEL) for the investments made in assets that have not been recovered through rates by the end of the concession and specifically regarding energy transmission, as RAP is guaranteed revenue, and therefore not subject to the risk of demand.

33.4.2     Foreign currency risk (US Dolar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate rewiew.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results, Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

The Company’s exposure to foreign currency (US dollar) risk is shown below:

	Asset	Liability	Net exposure
			09.30.2012
Collaterals and escrow accounts (STN)	42,706	-	42,706
Loans and financing	-	(61,066)	(61,066)
Suppliers
Eletrobrás (Itaipu)	-	(106,724)	(106,724)
Petrobras (acquisiton of gas by Compagas)	-	(52,255)	(52,255)
	42,706	(220,045)	(177,339)

Sensitivity analisys

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of September 30, 2012 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$ 2.00) estimated as market average projections for 2012 according to the Focus Report issued by the Brazilian Central Bank as of October 11, 2012. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

.		Baseline 09.30.2012	Projected scenarios - Dec.2012
Foreign currency risks	Risk		Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts	USD appreciation	42,706	42,062	52,578	63,094
.		42,706	42,062	52,578	63,094
Financial liabilities
Loans and financing
STN	USD appreciation	61,052	60,132	75,165	90,198
Eletrobrás	USD appreciation	14	14	17	21
		61,066	60,146	75,182	90,219
Suppliers
Eletrobrás (Itaipu)	USD appreciation	106,724	105,116	131,395	157,674
Petrobras (acquisiton of gas by Compagas)	USD appreciation	52,255	51,468	64,334	77,201
		158,979	156,584	195,729	234,875

Net exposure		(177,339)	(174,668)	(218,333)	(262,000)
Expected effect in the result			2,671	(40,994)	(84,661)

In addition to the sensitivity analysis required by CVM Resolution nº 475/08, the Company evaluates its financial instruments considering the possible effects on profit or loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of September 30, 2012, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

33.4.3     Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (33.4.9), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

The Company’s exposure to interest rate and monetary variation risks is shown below:

	Asset	Liability	Net exposure
			09.30.2012
Financial investments - cash equivalents	687,723	-	687,723
Bonds and securities	556,736	-	556,736
Collaterals and escrow accounts	42,397	-	42,397
CRC transferred to the State of Paraná	1,392,983	-	1,392,983
Receivables related to concession	3,686,052	-	3,686,052
Loans and financing	-	(2,164,195)	(2,164,195)
	6,365,891	(2,164,195)	4,201,696

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of September 30, 2012 and the likely scenario takes into account the indicators (CDI/Selic of 7.25%, IGP-DI of 8.81%, IGP-M of 8.49% e TJLP of 5.50%) estimated as market average projections for 2012 according to the Focus Report issued by the Brazilian Central Bank as of October 11, 2012. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

Operation	Risk	Baseline 09.30.2012	Projected scenarios - Dec.2012
			Probable	Adverse	Remote
.
Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	687,723	699,960	696,955	693,930
Bonds and securities	Low CDI/SELIC	556,736	566,643	564,211	561,762
Collaterals and escrow accounts	Low CDI/SELIC	42,397	43,151	42,966	42,780
CRC transferred to the State of Paraná	Low IGP-DI	1,392,983	1,410,371	1,381,823	1,353,274
Receivables related to concession	Low IGP-M	3,686,052	3,734,084	3,661,030	3,587,977
		6,365,891	6,454,209	6,346,985	6,239,722
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	1,513,323	1,540,036	1,546,502	1,552,888
Eletrobrás - Finel	High IGP-M	127,159	127,509	128,041	128,573
Eletrobrás - RGR	No Risk (1)	117,582	117,582	117,582	117,582
Finep	High TJLP	18,290	18,536	18,597	18,656
BNDES - Copel Geração e Transmissão	High TJLP	215,604	218,509	219,218	219,920
Banco do Brasil – Transfer BNDES funds	High TJLP	172,237	174,558	175,124	175,684
.		2,164,195	2,196,730	2,205,064	2,213,303
Net exposure		4,201,696	4,257,479	4,141,921	4,026,419
Expected effect in the result			55,783	(59,775)	(175,277)
(1) Loan indexed to UFIR

In addition to the sensitivity analysis required by CVM Resolution nº 475/08, the Company evaluates its financial instruments considering the possible effects on profit or loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of September 30, 2012, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

33.4.4     Accelerated maturity risk

This risk results from the potential noncompliance with contract covenants, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

As of September 30, 2012 all of the conditions were analyzed and it was identified that all of the levels provided in the contracts had been complied with.

33.4.5     Environmental Risks

The activities of the energy sector could have significant negative impacts and damage on the environment. The applicable legislation imposes on those who directly or indirectly cause environmental harm the duty to repair or compensate for the damages to the environment and to affected third-parties, regardless of culpability (strict liability). The costs of environmental recovery of compensation may force the Company to delay or redirect investments in other areas and may have an adverse effect on the Company. The Company ensures the balance between environmental conservation and the operation of its business by establishing guidelines and practices to be observed in all operations, in order to reduce environmental impact, focusing on the sustainable development of its business.

33.4.6     Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the Annual Plan for Electricity Operation - PEN 2012, published annually on the website: www.ons.org.br, the conditions for attending the electricity load are considered satisfactory for the time horizon 2013/2016, and also considering that there is excess electricity guaranteed with SIN during this period, the sensitivity analysis in relation to market growth under the structural aspect, can be concluded that the planned expansion until 2016, retaining the timetables programmed in PEN 2012, average annual growth in the electricity load of up to 6.1 % p.a., approximately 77 GWmed in 2016 can be tolerated, compared to the 4.6% p.a. from the Reference Scenario, approximately 72 GWmed in the same year. This means that even with anticipation of a little more than one year in the increase in the electricity load, as from 2014, it will still be possible to maintain the conditions to attend the market within the guarantee criteria postulated by CNPE (risk of deficit not higher than 5%).

33.4.7     Risk of non-renewal of concessions

Copel holds concessions for power generation, transmission, and distribution services, with the expectation that they will be postponed by the Ministry of Mines and Energy (MME) with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("onerous concession"), current profitability and activity levels may be affected.

Maturty date of concessions/authorizations
Concessions - Copel Geração e Transmissão
Hydroelectric Power Plants
Generation Concession - 045/1999
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	05.23.2023
Gov. Ney Aminthas de Barros Braga (Segredo)	11.15.2029
Gov. José Richa (Caxias)	05.04.2030
Gov. Pedro Viriato Parigot de Souza (d) (e)	07.07.2015
Guaricana	08.16.2026
Chaminé	08.16.2026
Apucaraninha	10.12.2025
Mourão (d) (e)	07.07.2015
Derivação do Rio Jordão	11.15.2029
Marumbi	- (a)
São Jorge	12.03.2024
Chopim I (d) (e)	07.07.2015
Rio dos Patos (b) (e)	02.14.2014
Cavernoso	01.07.2031
Melissa	- (c)
Salto do Vau	- (c)
Pitangui	- (c)
Generation Concession - 001/2007
Mauá - 51% da Copel	07.02.2042
Generation Concession - 001/2011
Colíder (h)	01.16.2046
Authorization
Cavernoso II(h)	02.27.2046
Therm al Pow er Plant
Generation Concession - 045/1999
Figueira	03.26.2019
Authorization
UEG Araucaria	12.22.2029
Palmas	09.28.2029
Transmission Lines and Substations
Contract 060/01 - Transmission facilities (d) (e)	07.07.2015
Contract 075/01 - Transmission line Bateias - Jaguariaíva	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté (h)	10.05.2040
Contract 015/10 - Sub-station Cerquilho III (h)	10.05.2040
Contract 001/12 - Transmission line Cascavel Oeste - Umuarama - 51% Copel GeT (h)	01.11.2042
Contract 004/12 - Transmission line Nova Santa Rita - Camaquã 3 - 20% Copel GeT (h)	05.09.2042
Contract 007/12 - Transmission line Umuarama - Guaira - 49% Copel GeT (h)	05.09.2042
Contract 008/12 - Transmission line Curitiba - Curitiba Leste - 80% Copel GeT (h)	05.09.2042
Contract 011/12 - Transmission line Açailândia - Miranda II - 49% Copel GeT (h)	05.09.2042
Contract 012/12 - Transmission line Paranaíta - Ribeirãozinho - 49% Copel GeT (h)	05.09.2042
Contract 013/12 - Transmission line Ribeirãozinho - Marimbondo II - 49% Copel GeT (h)	05.09.2042
Contract 022/12 - Transmission line - Foz do Chopim - Salto Osorio C2 (h)	08.26.2042
Concession - Copel Distribuição
Contract 046/99 - Distribution Facilities (f) (g)	07.07.2015
Concession - Elejor
Contract 125/2001 - HPP Fundão e Santa Clara	10.24.2036
Authorization - Elejor
PCH Fundão I e PCH Santa Clara I	12.18.2032
Concession - Dona Francisca Energética
Contract 188/1998 - HPP Dona Francisca	08.27.2033
Concession - Com pagas	07.06.2024

(a) In progress for homologation from ANEEL
(b) Sent on January 27, 2011 requesting extension of concession (art.19 of law 9,074/95)
(c) at plants with capacity of less than 1 MW, only register with ANEEL
(d) Sent on May 14, 2012 requesting extension of concession
(e) Sent on October 09, 2012 ratification of the requesting extension of concession (PM 579/2012)
(f) Sent on May 31, 2012 requesting extension of concession
(g) Sent on October 11, 2012 ratification of the requesting extension of concession (PM 579/2012)
(h) Enterprise under construction

As far as potential reimbursements at the end of the concession, there is uncertainty regarding how to measure the amounts to be paid for reversal of concession assets to the granting authority.

33.4.8     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

33.4.9     Derivative financial instruments

Copel Geração e Transmissão

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

		Consolidated
Derivative Financial Instruments	09.30.2012	12.31.2011
Future DI Daily Adjustments - assets	-	1
Future DI Daily Adjustments - liabilities	(63)	(39)
Current portion	(63)	(38)

In order to protect against the effects of volatility on active exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

For the nine-month period ended September 30, 2012, the result of operations with derivative financial instruments on the futures market was a loss of R$ 3,838 (loss of R$ 2,726 on 2011).

Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (national) values of these outstanding contracts as on September 30, 2012 corresponded to R$ 95,063 (R$ 88,135 as of December 31, 2011).

On September 30, 2012, a share of the Company’s federal bonds in the amount of R$ 6,326
(R$ 5,930 as of December 31, 2011), was deposited as collateral for transactions at BM&FBOVESPA S.A.

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution nº 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The base scenario took into account the existing balances as of September 30, 2012 and the probable scenario for balances with changes in the BM&FBOVESPA preferential rate for LTN (National Treasury Bills) maturing on January 01, 2013.

Risk of derivative	Risk	Baseline 09.30.2012	Forecast scenarios - December 2012
			Probable	Adverse	Remote

Financial assets (liabilities)
Derivatives - liabilities	Decrease in DI rate	(63)	(165)	(579)	(999)
		(63)	(165)	(579)	(999)

Expected effect in the result			(102)	(516)	(936)

UEG Araucária
Risk of derivative	Risk	Baseline 09.30.2012	Forecast scenarios - December 2012
			Probable	Adverse	Remote

Interbank deposit futures market -daily
adjustments – liabilities
DI Future BMF	Decrease in DI rate	(5)	(6)	(6)	(8)
Expected effect in the result			(1)	(1)	(3)

purchase of stock purchase options – call option
Premium amount (expense)	A drop in stock prices	(10)	(10)	(10)	(10)
Expected effect in the result			(10)	(10)	(10)

Sales of stock purchase options – put option
Premium amount (revenue)	An increase in stock prices	191
Assets	An increase in stock prices	3,234	3,234	4,042	4,851
Expected effect in the result			191	(617)	(1,426)

The sensitivity analysis was conducted based on the expected yield and losses, considering the risk of a possible contribution in the event of share devaluation, including a scenario considered probable by Company Management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables.

The purpose of the risk management policy adopted for derivative financial instruments of UEG Araucária is to contribute towards striking a proper balance between the company’s growth and return goals and its risk exposure level.

Accordingly, derivative transactions are usually medium-term. The purpose of the main derivative transactions conducted by UEG Araucária is to ensure the expected results from stock deals at BOVESPA, futures markets and to hedge against the risks of fluctuations in the indexes and rates applied to these transactions.

These assets are measured at fair value and variations are recorded against the year’s income.

33.5   Indebtedness index

Debt	Parent Company		Consolidated
	09.30.2012	12.31.2011	09.30.2012	12.31.2011
Debt - loans and financing	983,329	1,009,924	2,225,261	2,174,472
Cash and cash equivalents and financial investments	23,786	27,922	1,215,097	1,633,812
Net indebtedness	959,543	982,002	1,010,164	540,660
Shareholder's	12,540,889	11,826,694	12,800,177	12,069,528
Net indebtedness ratio	7.65%	8.30%	7.89%	4.48%

33.6   Financing lines

Copel does not employ financing lines such as: non-guaranteed overdraft accounts; non-guaranteed bills of exchange; guaranteed overdraft accounts; and guaranteed bank credit lines.

33.7   Liquidity and interest table

The tables below denote the expected settlement amounts for each time range. The projections were made based on financial indicators underlying the respective financial instruments, as forecast by the central bank's Focus Report, which provides market analysts' average expectations for such indicators in the current year and next year. The indicators for 2014 were used from 2013 to the end of the projection period, except for the dollar, which is determined by US inflation.

Assets						Consolidated
	Interest (1)	Less than 1 month	1 to 3 month	3 month to 1 year	1 to 5 years	More than 5 years	Total
09.30.2012
Cash and cash equivalent	-	749,520	-	-	-	-	749,520
Customers	0.82%	37,798	11,589	27,302	34,508	280	111,477
CRC transferred to the State of Paraná	6.65% p.a. + IGP-DI	12,572	25,144	122,223	712,380	1,858,473	2,730,792
Bonds and securities +
exclusive funds	99.9% of CDI	262,737	95,800	18,548	159,032	68,478	604,595
Collaterals and escrow accounts	TR e Dolar(3)	-	-	-	-	109,769	109,769
Receivables related to concession	WACC+Rate of return(2)	35,717	71,823	331,994	5,456,941	2,137,480	8,033,955
		1,098,344	204,356	500,067	6,362,861	4,174,480	12,340,108
12.31.2011
Cash and cash equivalent	-	1,049,125	-	-	-	-	1,049,125
Derivatives	Future DI	1	-	-	-	-	1
Customers	0.75%	33,536	9,400	28,577	40,847	417	112,777
CRC transferred to the State of Paraná	6.65% p.a. + IGP-DI	12,572	25,144	113,148	685,922	1,965,058	2,801,844
Bonds and securities + exclusive funds	99.9% of CDI	2,645	11,580	106,718	110,318	-	231,261
Collaterals and escrow accounts	TR e Dolar(3)	-	-	-	-	100,387	100,387
Receivables related to concession	WACC+Rate of return(2)	35,689	72,430	305,980	5,383,147	1,948,720	7,745,966
		1,133,568	118,554	554,423	6,220,234	4,014,582	12,041,361
(1) Effective interest rate - w eighted average (2) WACC regulatory + rate of return from enterprise (3) National currency TR; Foreign currency: see Note 20

Liabilities						Consolidated
	Interest (1)	Less than 1 month	1 to 3 month	3 month to 1 year	1 to 5 years	More than 5 years	Total
09.30.2012
Loans and financing	Note 20	21,681	16,751	317,913	2,003,916	530,030	2,890,291
Derivatives	Future DI	63	-	-	-	-	63
Payables related to concession - use of public asset	Rate of return + IGP-M and IPCA	3,966	8,078	36,350	222,015	2,029,699	2,300,108
Eletrobrás - Itaipu	Dolar	-	90,542	408,990	2,766,338	5,869,575	9,135,445
Petrobras - Compagas	100% of CDI	4,613	9,327	43,500	112,370	-	169,810
Other suppliers	-	661,150	124,709	2,615	36,073	-	824,547
Post employment benefits	7.30%	28,485	56,969	256,361	1,281,669	2,109,550	3,733,034
Purchase liabilities	IGP-M and IPCA	-	598,257	2,623,005	10,107,081	45,811,864	59,140,207
		719,958	904,633	3,688,734	16,529,462	56,350,718	78,193,505
12.31.2011
Loans and financing	Note 20	15,895	55,795	143,838	2,312,045	524,717	3,052,290
Derivatives	Future DI	39	-	-	-	-	39
Payables related to concession - use of public asset	Rate of return + IGP-M and IPCA	3,741	7,481	34,129	207,996	2,040,876	2,294,223
Eletrobrás - Itaipu	Dolar	-	164,062	350,491	2,426,301	6,338,176	9,279,030
Petrobras - Compagas	100% of CDI	4,499	9,117	42,928	131,262	-	187,806
Other suppliers	-	555,708	116,041	44,494	140,059	-	856,302
Post employment benefits	7.17%	28,485	56,969	256,361	1,281,669	2,109,550	3,733,034
Purchase liabilities	IGP-M and IPCA	-	994,393	2,646,662	11,395,780	50,070,240	65,107,075
		608,367	1,403,858	3,518,903	17,895,112	61,083,559	84,509,799
(1) Ef f ectiv e interest rate - weighted av erage

34   Related Party Transactions

34.1   Parent Company

	Parent company
Related parties / Nature of operation	Liabilities		Results
	09.30.2012	12.31.2011	09.30.2012	12.31.2011
Controlling shareholders State of Paraná
Dividends payable (1)	54,855	57,855	-	-
Entities with significant influence BNDESPAR (4)
Dividends payable (1)	-	46,473	-	-
Key management personnel
Fees and related charges (Note 29.3)	-	-	(6,859)	(5,710)
Pension plans and health care	-	-	(403)	(443)

The balances of transactions between the Company and its investees and subsidiaries are shown in Note 14 and Note 15.

In 2002, the Company became guarantor of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of September 30, 2012, the outstanding debt was R$ 16,754 and R$ 9,899, respectively.

34.2   Consolidated

Related parties / Nature of operation	Consolidated
	Assets		Liabilities		Results
	09.30.2012	12.31.2011	09.30.2012	12.31.2011	09.30.2012	12.31.2011
Controlling shareholders
State of Paraná
Dividends payable (1)	-	-	54,855	57,855	-	-
"Luz Fraterna" program (2)	55,744	38,763	-	-	-	-
Remuneration and employ. social security charges assigned (3)	1,670	2,062	-	-	-	-
CRC (Note 7)	1,392,983	1,346,460	-	-	159,671	119,193
ICMS (Note 11.3)	114,454	117,011	203,412	193,960	-	-
Entities with significant influence
BNDES (4)
Financing HPP Mauá and system for associated transmission (Note 20.5)	-	-	172,102	172,237	(9,735)	(5,142)
Financing Transmission Line betw een SEs Foz do Iguaçu and
Cascavel Oeste (Note 20.5)	-	-	43,502	-	(1,743)	-
BNDESPAR (4)
Dividends payable (1)	-	-	-	46,473	-	-
Associated companies
Dona Francisca Energética
Purchase of energy (5)	-	-	5,418	5,600	(49,493)	(46,494)
Dividends receivable by Copel (Note 14)	-	2,303	-	-	-	-
Sanepar
Dividends receivable by Dominó Holdings (Note 14)	8,342	15,603	-	-	-	-
Foz do Chopim Energética Ltda.
Operation and maintenance (6)	5	131	-	-	1,196	999
Sercomtel S.A. Telecomunicações
Sharing poles (7)	179	169	-	-	1,604	1,524
Key management personnel
Fees and related charges (Note 29.3)	-	-	-	-	(10,526)	(8,093)
Pension plans and health care (Note 21)	-	-	-	-	(436)	(443)
Other related parties
Petrobras						2,635
Rental plant UTE Araucária (Note 32.2)	15,858	2,730	-	-	60,541	24,614
Supply and transport of gas (8)	320	283	-	-	11,173	4,116
Acquisition of gas for resale (8)	-	-	52,255	40,698	(182,987)	(132,852)
Advances to suppliers (8)	12,697	11,982	-	-	-	-
Dividends payable (8)	-	-	-	1,887	-	-
Mitsui Gás e Energia do Brasil Ltda. (9)
Dividends payable	-	-	-	1,887	-	-
Remuneration and employ. social security charges assigned (4)	-	-	-	27	-	-
Paineira Participações S.A. (10)
Dividends payable	-	-	-	1,110	-	-
Fundação Copel
Rental of administrative real estate	-	-	-	-	(7,951)	(6,698)
Private pension and health plans (Note 21)	-	-	492,326	468,875	-	-
Instit. de Tecnol. p/ o Desenvolvimento - Lactec (11)
Services rendered and research and development	18,664	15,400	1,029	371	(3,286)	(6,511)

The amounts resulting from the operating activies of Copel Distribuição involving related parties are billed at the rates approved by ANEEL, and those of Copel Telecomunicações are accounted for according to terms and conditions similar to those in effect in transactions with independent parties.

1)     In 2011, out of the total dividends proposed to the Government for the State of Paraná and to BNDESPAR, for the amounts of R$ 124,872, and R$ 100,309, the Company made advance payments during 2011, of R$ 67,017 and R$ 53,836, respectively. The amount due to BNDESPAR was fully repaid on May 29, 2012. The amount due to the State of Paraná, was paid a share of R$ 3,000 on May 30, 2012, resulting in a balance to pay of R$ 54,855.

2)     The Luz Fraterna Program, created under Law nº 491, dated September 11, 2003, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 100 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 ampères. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel.

3)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company set aside a provision in the amount of R$ 1,287 in connection as of September 30, 2012 and the amount of R$ 1,307 as of December 31, 2011.

4)     BNDESPAR holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of preferred shares) and the shareholders' agreement, has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly owned subsidiary of BNDES, with which the Company has financing agreements described in Note 20.

5)     Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on October 6, 2015.

6)     Operation and maintenance services agreement, signed between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, expiring on May 24, 2015.

7)     Light Post sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on August 20, 2013.

8)     Petrobras holds a 24.5% of the share capital of Compagas. Petrobras Distribuidora S.A, - BR and Petrobras Gás S.A. - Gaspetro maintained relationships with Compagas.

The supply and transport of piped gas and the purchase of gas for resale are conducted at market prices and conditions.

Advance payments to suppliers refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagas has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. In light of the prospects of increased consumption by the market, Compagas management believes it will consume the accumulated gas volumes as of September 30, 2012 in the next fiscal years.

9)     Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagas’share capital.

10)   Paineira Participações S.A. holds 30% of Elejor share capital.

11)   The Institute of Technology for Development (Lactec) was constituted on February 6, 1997 as a not for profit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law nº 9,970, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: Copel, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP).

Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by ANEEL.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

35   Insurance

The specifications by type of risk and maturity dates for the Company’s main insurance is reported in Note 35 of the Annual Financial Statements as of December 31, 2011.

36   Compensation Account for “Part  A”

As a result of adopting international accounting Standards, the Company no longer registers regulatory assets and liabilities, and reversed the existing balances.

These assets and liabilities continue to be registered in the regulatory records, introduced by ANEEL Normative Resolution 396.

The Compensation Account for Variations in Items from “Part A” - CVA accompanies the variations reported between the amounts homologated for tariff adjustments, and the amounts actually incurred during the tariff period, from the following cost components of “Part A”: Purchase of electric power (Bilateral, Itaipu and Auctions), Energy Transportation Cost (Transport from Itaipu and the Basic Grid) and Sector Charges (Fuel Consumption Account - CCC; Energy Development Account - CDE; System Service Charges - ESS and Incentive Program for Alternative Energy Sources - Proinfa).

ANEEL authorized Copel Distribuição, through Homologatory Resolution 1,296, of June 19, 2012, to adjust its supply tariffs as from June 24, 2012, by an average rate of -0.81%, with -0.11% that refers to the tariff adjustment index and -0.70% for the pertinent financial components, of which, CVA, represents a total of R$ (41,622), consisting of 2 parts: CVA being processed, for the tariff year 2011-2012, for the amount of R$ (42,525), and the balance to compensate for CVA from prior years for the amount of R$ 903.

If the regulatory assets and liabilities had been registered, the Company would have reported the following balances in its quarterly information:

Composition of balances for CVA

Consolidated	Current Assets		Noncurrent Assets
	09.30.2012	12.31.2011	09.30.2012	12.31.2011
CVA recoverable tariff adjustment 2011
CCC	-	6,588	-	-
CDE	-	4,023	-	-
Transport of energy purchased (Itaipu)	-	1,111	-	-
	-	11,722	-	-
CVA recoverable tariff adjustment 2012
CCC	-	75	-	75
Charges for use of transmission system (basic grid)	21,272	18,081	-	18,081
CDE	8,784	3,074	-	3,074
Proinfa	8,348	-	-	-
Transport of energy purchased (Itaipu)	2,034	1,106	-	1,106
	40,438	22,336	-	22,336
CVA recoverable tariff adjustment 2013
CCC	800	-	2,403	-
Charges for use of transmission system (basic grid)	7,731	-	23,192	-
ESS	5,159		15,475	-
CDE	1,573	-	4,719	-
Proinfa	482	-	1,445	-
Transport of energy purchased (Itaipu)	415	-	1,246	-
	16,160	-	48,480	-
	56,598	34,058	48,480	22,336

Consolidated	Current liabilities		Noncurrent liabilities
	09.30.2012	12.31.2011	09.30.2012	12.31.2011
CVA compensable tariff adjustment 2011
Charges for use of transmission system (basic grid)	-	4,235	-	-
Energy purchased for resale (Itaipu)	-	10,414	-	-
ESS	-	12,896	-	-
Proinfa	-	649	-	-
Energy purchased for resale (CVA Energ)	-	23,828	-	-
	-	52,022	-	-
CVA compensable tariff adjustment 2012
CCC	545	-	-	-
Energy purchased for resale (Itaipu)	26,807	17,273	-	17,273
ESS	28,473	16,696	-	16,696
Proinfa	-	166	-	166
Energy purchased for resale (CVA Energ)	14,518	27,350	-	27,350
	70,343	61,485	-	61,485
CVA compensable tariff adjustment 2013
Energy purchased for resale (Itaipu)	2,424	-	7,272	-
Energy purchased for resale (CVA Energ)	10,277	-	30,832	-
	12,701	-	38,104	-
	83,044	113,507	38,104	61,485

Changes in CVA

.	Balance as of 01.01.2012				Balance as of
		Differ.	Amortiz.	Correction	Transf.	09.30.2012
Ativo
CCC	6,738	2,966	(6,958)	457	-	3,203
Charges for use of transmission system (basic grid)	36,162	23,724	(7,394)	(297)	-	52,195
ESS	-	20,391	-	243	-	20,634
CDE	10,171	12,047	(7,321)	179	-	15,076
Proinfa	-	13,000	(2,902)	177	-	10,275
Transport of energy purchased (Itaipu)	3,323	2,201	(1,887)	58	-	3,695
	56,394	74,329	(26,462)	817	-	105,078
Current	34,058	7,516	(26,462)	(384)	41,870	56,598
Noncurrent - NC	22,336	66,813	-	1,201	(41,870)	48,480
Liabilities
CCC	-	726	(188)	7	-	545
Charges for use of transmission system (basic grid)	4,235	-	(4,525)	290	-	-
Transport of energy purchased (Itaipu)	44,960	12,266	(20,408)	(315)	-	36,503
ESS	46,288	5,538	(23,547)	194	-	28,473
Proinfa	981	(316)	(695)	30	-	-
Energy purchased for resale (CVA Energ)	78,528	8,076	(30,338)	(639)	-	55,627
	174,992	26,290	(79,701)	(433)	-	121,148
Current	113,507	(25,727)	(79,701)	(1,542)	76,507	83,044
Noncurrent - NC	61,485	52,017	-	1,109	(76,507)	38,104

37   Subsequent Events

37.1   Executive Act 579/2012

On September 11, 2012 the Federal Government, with the purpose of reducing electricity costs for consumers, introduced Executive Act 579 (“MP 579”). On September 14, 2012, Presidential Decree 7,805 was issued, establishing some of the operational procedures to enforce the provisions of MP 579. This Executive Act allowed concessionaires whose agreements will mature between 2015 and 2017 to opt for an earlier extension of the terms of the agreements by meeting the specific conditions set forth by the Act.

As informed by the administration, the act will cause electricity rates to be cut by 20.2% on average (16.2% for residential consumers and 19.7% and 28% for industrial consumers) and consists of the following:

  Eliminating/ reducing some industry charges, which will help to reduce final rates by 7% and;
  Setting out new conditions for extending generation, transmission and distribution concessions which mature between 2015 and 2017, with an average impact of 13.2% on final fees.

Under MP 579, as from January 1, 2013 electricity rates for distribution concessionaires will be reduced by eliminating/reducing some industry charges. As from February 2013, the rates will undergo an extraordinary adjustment to reflect the reduction in generation and transmission rates.  The reduction will also be made possible on account of the possible effects of the reallocation of the energy quotas of the generation companies whose agreements were extended. For generation concessionaires, the main conditions relate: to the change in the pricing method, from the price system to the allowed revenue system, with periodic reviews; to the allocation of the physical guarantee of energy and power of the power plants covered by MP 579, under a quota regime, to distributors (Regulated Procurement Environment); and upon the extension to the indemnity paid for residual assets at the replacement value – VNR. Future investments should be previously submitted to the regulatory agent for approval.

Power plants which have entered into sales agreements at the Free Marketing Environment after 2012 should recoup this energy by making a purchase in the same environment.

For transmission concessionaires, the main conditions consist of a reduction in the Annual Allowed Revenue (RAP) and the non-payment of indemnity for transmission facilities authorized by ANEEL (Brazilian Electricity Regulatory Agency) by May 31, 2000. Upon the extension of the concession, indemnity will be paid for assets authorized as from June 1, 2000 in the new replacement amount. Future investments should be previously submitted to the regulatory agent for approval.

As required by MP 579, on October 9, 2012, the Company filed its request for the extension of distribution concession agreement number 046/99, transmission concession agreement number 060/01 and of the concession for hydroelectric power plants of Gov. Pedro Viriato Parigot de Souza, Mourão, Chopim I and Rio dos Patos. The Company will have thirty days after the disclosure of the extension conditions to sign the amendment to the concession agreement. If this term is not complied with, the concessionaire may not extend the concession, at any time. Therefore, the Company can choose not to extend the concession agreements due to the conditions that may be introduced by the concession authority and regulatory agents. As a result, these concessions will be made available to the concession authority for new competitive biddings.

As set forth by Presidential Decree number 7,805, the Ministry of Mines and Energy issued Administrative Rulings numbers 578 and 579 on October 31, 2012 disclosing on November 1, 2012, the electricity generation and transmission rates applicable to the above-mentioned agreements. The Ministry of Mines and Energy and Ministry of Finance issued Administrative Ruling number 580 on November 1, 2012, disclosing the indemnities and providing to the companies the new amendments to the concession agreements.

Only on November 6, 2012 did the Company become aware, through the disclosure of the technical notes, of the methodology used to calculate the initial electricity generation rate, the initial revenue of transmission companies and the indemnity amounts to be paid to generation and transmission concessionaires, which were respectively included in the Ministry of Mines and Energy’s Administrative Rulings number 578 and 579, both of which were issued on October 31, 2012 and the Administrative Ruling number 580 issued on November 1, 2012 by the Ministry of Mines and Energy and Ministry of Finance.

37.1.1     Distribution Concession – Concession Agrement 046/1999

The rate reduction established by MP 579 is not expected to cause major impacts on the distribution segment, considering that the changes will affect only the cost of energy purchase and transportation and industry charges which are fully passed on to the consumer by charging higher rates.

MP 579 and Presidential Decree 7,805 did not set a schedule of dates to disclose the conditions for extending distribution concession agreements. To date there is no information about these distribution agreements regarding new agreement and operational conditions that come to be introduced by public agents.

37.1.2     Generation Concessions – Concessions Agreement 045/1999

The rates proposed for hydroelectric power plants consider regulatory operation, maintenance, management and other costs. The table below shows the rates disclosed by the concession authority for its projects:

Hydroelectric Power Plants	Power for the purpose of defining the GAG (MW)	Rate (R$/kW.year)
Governador Pedro Viriato Parigot de Souza (Capivari/ Cachoeira)	260.00	57.10940
Mourão I	8.20	163.57187
Chopim I	1.98	249.13342
Rio dos Patos	1.72	237.48997

The Concession Authority did not consider that the Company is entitled to an indemnity for the projects above. These power plants account for five percent of installed capacity and do not have energy procured in a Free Marketing Environment – ACL after 2012.

The amounts recorded in the financial statements of Copel Geração e Transmissão as property, plant and equipment on September 30, 2012 total R$ 6,397,422, according to note 16.2. The book value of the above-mentioned projects is R$ 133,890.

The estimated annual revenue of these power plants for 2012 is R$ 100,322. Considering proposed rates, annual revenue would be R$ 26,532.

37.1.3     Transmission Concessions – Concession Agreement 060/2001

The Annual Allowed Revenue is R$ 116,094 for transmission agreement 060/2001 and the disclosed indemnity is R$ 893,923.

The total assets linked to this agreement, including facilities authorized by ANEEL and which are in progress, amount to R$ 1,072,272 as of September 30, 2012.

The Annual Allowed Revenue approved by ANEEL in July 2012 for this rate cycle – from July 2012 to July 2013 – is R$ 304,827. Transmission agreements to be renewed in 2011’s annual revenue of the generation and transmission industries account for approximately 16.8% of net operating revenue.

The Company’s Management is analyzing the conditions set out for extending the concession term and the potential economic, financial and tax effects on indemnity amount and rates. It is also conducting several internal studies to reach a conclusion on the approval of the extension of the concession term, whose final answer is due by December 4, 2012. Therefore, after Management’s decision, the related accounting effects and necessary disclosures will be recognized.

The Company will also analyze proposed rates and other agreement conditions in order to adapt operational and structure costs to the new regulatory scenario.

The Company called its shareholders for an extraordinary meeting on November 30, 2012 to decide on the extension of the generation and transmission concessions covered by MP 579.

In addition, MP 579 is being analyzed by the Brazilian Congress and may be changed. With the purpose of putting forth its understanding of what is technically and legally correct in compliance with laws and regulations in effect which have not been changed by MP 579, the Company is monitoring and interacting with regulatory authorities about the industry rules. The purpose is to improve the rules, signal predictability to the industry and maintain the companies’ investment capacity.

37.2   Issue of debentures

On October 22, 2012, the first issue in a single series of unsecured nonconvertible debentures of Copel Distribuição S.A. was approved for public distribution with restricted offering efforts, pursuant to CVM (Brazilian Securities and Exchange Commission) amended Instruction 476/09, in the amount of R$ 1,000,000.

One hundred thousand (100,000) debentures, whose par value per unit is R$ 10, were issued to mature on October 30, 2017. The unit value of debentures will not be monetarily adjusted.

Debentures will bear interest of one hundred percent (100%) of the daily average percentage rates of one-day extra group interbank deposits daily calculated and disclosed by CETIP (Clearing House for the Custody and Financial Settlement of Securities), plus an annual spread of point ninety-nine percent.

Debentures will be secured by Copel.

The funds raised by the offering will be used for the issuer’s working capital and investment purposes.

COMMENTS ON PERFORMANCE FOR THE PERIOD

(Amounts expressed in thousands of reais, except when stated otherwise)

1      Distribution

Compact Grids - Copel has implemented compact networks in urban areas with significant urban forestry close to the distribution grids. This technology avoids having to prune and cut trees and improves the quality of the supply, since it reduces the number of disconnections. At the end of September 2012, the extension of the compact grids installed was 3,880 km (2,502 km at September 2011), the extension of the compact grids installed was 1,378 km in 12 months, a variation of 55.1%.

Isoleted Secondary Grid - Copel is also investing in secondary isolated grids for low voltage (127/220 V), which provide significant advantages compared to the conventional aerial grid, such as: improvement in the DEC and FEC indices, increased difficulty for electric energy stealing, improvement in the environmental conditions and reduction to the pruned area, increased safety, reduction to the drops in voltage throughout the network, and increased useful life of the transformers from the decrease in the number of short circuits in the network, amongst others. By the end of September 2012, the extent of the installed secondary isolated distribution grids was 8,622 km (7,288 km in September 2011), representing an increase of 1,334 km in the previous 12 months, variation of 18.43%.

2      Energy Market

Market behavior - The energy generated by Copel during the first nine months of 2012 was 14,698 GWh (19,449 GWh in the same period for 2011). The energy purchased from CCEAR (auctions) was 14,178 GWh (13,655 GWh in the same period for 2011) and from Itaipu it was 3,939 GWh (3,949 GWh in the same period for 2011), as demonstrated in the following flow chart:

Energy flow (GWh) [(a) (b)] | January to September de 2012

Own generation		
	14,698	39.2%

Energy received		
	22,837	60.8%
CCEAR	14,178	
Itaipu	3,939	
Itiquira	682	
Dona Francisca	459	
CCEE(MCP)	646	
MRE	1,594	
Elejor	891	
Proinfa	448	

Available
37,535

Captive market	17,396	46.3%
Concessionaries	472	1.3%
Free customers	1,029	2.7%

Supplied energy	15,895	42.4%
Bi-lateral contracts	869	
CCEAR	11,140	
CCEE(MCP)	125	
MRE	3,761	

Losses and differences	2,743	7.3%
Losses basic grid	774	
Distribution losses	1,773	
Allocation of contratcs in CG	196

(a) The energy negotiated betw een the subsidiaries Copel has been included.
(b) Subject to alterations after closing by CCEE
CCEAR= Contracts for sale of Energy on Regulated Environment
CCEE(MCP)= Electric Pow er Trade Chamber (Short term market)
MRE= Mechanism for rellocation of energy
CG = Center of gravity of submarket (difference betw een energy contracted and received in CG -established in the contract).

Sale of energy (MWh) - The following table presents total energy sales by Copel between Copel Distribuição and Copel Geração e Transmissão:

Class			In MWh
	January to	January to	Variation
	September 2012	September 2011
Copel Distribuição
Captive market	17,396,285	16,857,977	3.2%
Industrial	5,632,518	5,604,261	0.5%
Residential	4,867,305	4,690,047	3.8%
Commercial	3,748,641	3,578,079	4.8%
Rural	1,512,177	1,400,686	8.0%
Others	1,635,644	1,584,904	3.2%
Concessionaries and permission holder	472,269	446,953	5.7%
CCEE (MCP)	36,510	241,864	-84.9%
Total Copel Distribuição	17,905,064	17,546,794	2.0%

Copel Geração e Transmissão
CCEAR (Copel Distribuição)	985,341	987,441	-0.2%
CCEAR (other concessionaries)	10,154,623	10,463,955	-3.0%
Free customers	1,029,060	690,310	49.1%
Bi-lateral contracts	869,490	791,295	9.9%
CCEE(MCP)	87,789	113,264	-22.5%
Sale MRE	3,760,769	6,605,202	-43.1%
Total Copel Geração e Transmissão	16,887,072	19,651,467	-14.1%
Total	34,792,136	37,198,261	-6.5%

P.S. Does not include energy available througt MRE (Mechanism for reallocation of energy)
        CCEE(MCP): Electric Pow er Trade Chamber (Short term market)
        CCEAR: Contracts for sale of Energy on Regulated Environment

Captive market of Copel Distribuição – The captive market increased 3.2% and was responsible for the consumption of 17,396 GWh between January and September.

The industrial class, equivalent to 32.4% of the captive market of Copel, increased 0.5%, amounting to 5,632 GWh in the nine months period ended September 30, 2012. This result was influenced basically by increasing the number of consumers. At the end of September, 84,887 industrial customers were attended.

Consumption by the residential class was of 4,867 GWh, registering growth of 3.8%, due to the continued movement of credit expansion and income. By the end of September, 2012, this class represented 28.0% of consumption of Copel’s captive market, with 3,169,888 residential customers.

The commercial class consumed 3,749 GWh, representing an increase of 4.8%, influenced by the growth of retail sales in the concession area. At the end of September, 2012, this class represented 21.6% of consumption of Copel’s captive market, with 326,225 customers attended.

The rural class consumed 1,512 GWh registering an increase of 8.0%, due mainly to the increase in exports of agribusiness. At the end of September, 2012, this class represented 8.7% of consumption of Copel’s captive market, with 374.759 customers attended.

The other classes (Government agencies, public lighting, public services and own consumption) consumed 1,636 GWh, an increase of 3.2%. At the end of September, 2012, these classes represented 9.3% of consumption by Copel’s captive market, with 53,507 customers.

Number of consumers - The number of end customers (captive from Copel Distribuição plus free customers from Copel Geração e Transmissão) billed in September 2012 was 4,009,281, representing an increase of 3.2% compared to the same month in 2011.

Class			Customers
	September 2012	September 2011	Variation
Industrial	84,887	78,107	8.7%
Residential	3,169,888	3,065,136	3.4%
Commercial	326,225	325,862	0.1%
Rural	374,759	364,308	2.9%
Others	53,507	51,076	4.8%
Total Captive	4,009,266	3,884,489	3.2%
Free customers - Copel Geração e Transmissão	15	8	87.5%
Total	4,009,281	3,884,497	3.2%

3      Administration

Number of employees – At the end of September, 2012, Copel ended with a total of 9,502 employees distributed between the Company’s wholly owned subsidiaries and 156 employees distributed between companies controlled by Copel, as follows:

		Employees
	September 2012	September 2011
Owned subsidiaries
Copel Geração e Transmissão	1,859	1,853
Copel Distribuição	7,179	7,039
Copel Telecomunicações	464	504
	9,502	9,396
Subsidiaries
Compagas	138	129
Elejor	7	7
UEG Araucária	11	10
	156	146

4      Market relations

From January to September 2012, the nominative ordinary shares (ON - code CPLE3) and the nominative preference shares class B (PNB - code CPLE6) of Copel were present on 97% and 100%, respectively, of the floors of the Stock, Futures and Commodities Exchange, (BM&FBOVESPA).

The shares for trading amounted 45% of the Company’s capital. At the end of September 2012, the market value of Copel, considering quotations from all of the markets, was R$ 8,300. Of the 68 securities that comprise the theoretical portfolio of Ibovespa, the PNB shares in Copel participated with 0.64% and with a Beta index of 0.437. In the IEE portfolio (Index for the Energy Sector), Copel participated with 6.7%. Copel’s participation in the Business Sustainability Index BM&FBOVESPA (ISE) was 0.8%.

On the BM&FBOVESPA, the ordinary shares closed the quarter quoted at R$ 27.79 and the preference shares at R$ 33.10, recording negative variations de 15.8% e 14.9%, respectively. During the same period the IBOVESPA reported a positive variation of 4.3%.

On the New York Stock Exchange (NYSE), the preference shares are traded at “Level 3” in the form of ADS’s, under the code ELP, which were present on 100% of the floors, closing the period quoted at US$ 16.42 with a negative variation of 21.7%. During the same period the DOW JONES index reported a positive variation of 10.0%.

On the LABITEX (Latin American Exchange Market in Euros) tied to the Madrid Stock Exchange, the Company’s PNB shares are traded under the code XCOP, and were present on 98% of the floors, closing the quarter quoted at € 12.71 representing a negative variation of 21.5%. During the same period the LABITEX All Shares reported a negative variation of 4.3%.

The following table summarizes the behavior of Copel's shares in the first nine-month:

Share performance - January to September 2012	ON		PNB
	Total	Daily average	Total	Daily average
Bovespa
Traded	4,490	25	495,142	2,648
Quantity	2,765,200	15,227	114,118,500	610,259
Volume (R$ thousand)	95,115	525	4,645,519	24,842
Presence on ex changes	181	97%	187	100%
Nyse
Quantity	26,019	667	104,092,387	553,683
Volume (US$ thousand)	472	12	2,231,574	11,870
Presence on ex changes	39	21%	188	100%
Latibex
Quantity	-	-	178,233	958
Volume (€ thousand)	-	-	2,840	15
Presence on ex changes	-	-	186	98%

5      Tariffs

Energy Supplies

In September 2012, the average tariff for energy supply was R$ 243.80 /MWh representing an decrease of 3.3% compared to September of the previous year.

The average tariffs for energy supply are presented in the following table:

Average supply tariffs (a)			R$/MWh
	September 2012	September 2011	Variation
Industrial (b)	220.63	226.78	-2.7%
Residential	286.62	300.96	-4.8%
Commercial	263.87	271.06	-2.7%
Rural	178.69	177.85	0.5%
Others	208.03	209.04	-0.5%
	243.80	252.17	-3.3%
(a) Without ICM S (b) Does not inclued free customers

Purchasing Energy

Copel’s main tariffs for purchasing energy are demonstrated in the following table:

Tariffs for purchase of energy			R$/MWh
	September 2012	September 2011	Variation
Itaipu	110.19	100.53	9.6%
Auction - CCEAR 2005-2012	83.35	79.35	5.0%
Auction - CCEAR 2006-2013	97.48	92.76	5.1%
Auction - CCEAR 2007-2014	108.21	102.46	5.6%
Auction - CCEAR 2007-2014 (A-1)	139.38	132.75	5.0%
Auction - CCEAR 2008-2015	117.25	111.58	5.1%
Auction - CCEAR 2008-H30	146.79	139.79	5.0%
Auction - CCEAR 2008-T15 (a)	181.53	172.91	5.0%
Auction - CCEAR 2009-2016	131.65	125.08	5.3%
Auction - CCEAR 2009-H30	156.85	149.40	5.0%
Auction - CCEAR 2009-T15 (a)	177.41	168.98	5.0%
Auction – CCEAR 2010 – H30	157.25	149.78	5.0%
Auction – CCEAR 2010 – T15 (a)	167.19	159.24	5.0%
Auction – CCEAR 2011 – H30	162.11	154.40	5.0%
Auction – CCEAR 2011 – T15 (3rd new pow er auction)	184.34	175.58	5.0%
Auction – CCEAR 2011 – T15 (6rd new pow er auction)	156.17	148.75	5.0%
Auction – CCEAR 2012 – T15 (5rd new pow er auction)	165.37	-	-
Auction – 11º of adjustment	73.63	-	-
Itiquira	148.84	143.90	3.4%
Elejor	175.30	169.13	3.6%

(a) Average auction price fiixed by the IPCA. In practice the price is comprised of three components: a fixed portion, a variable portion and expense in the CCEE. The costs of the last tw o itens depends on the order of plants as programming of National System Operator - ONS

Supply of power

Copel’s main tariffs for the supply of energy are presented in the following table:

Tariffs for the supply of energy			R$/MWh
	September 2012	September 2011	Variation
Auction - CCEAR 2005-2012	82.89	78.65	5.4%
Auction - CCEAR 2006-2013	97.23	92.17	5.5%
Auction - CCEAR 2007-2014	108.60	102.85	5.6%
Auction - CCEAR 2008-2015	115.40	109.37	5.5%
Auction - CCEAR 2009-2016	132.51	125.71	5.4%
Concessionaries w ithin the State of Paraná	147.51	137.40	7.4%

6      Economic Financial Results

Income (Note 28)

At September, 2012, the net income from sales and services reached R$ 6,109,116, an increase of 7.5% compared to the amount of R$ 5,682,614 registered to September 2011.

This variation was due mainly to the following factors:

a)     increase of 5.0% in income from the supply of energy due to consumption by the captive market of 3.2% from January to September 2012 in relation to the same period of 2011;

b)    a increase of 25.0% in income from the supply of energy, mainly due to the increase in the income earned from the Contracts for the Sale of Energy in the Regulated Environment – CCEAR, the amount of R$ 39,154 and the Câmara de Comercialização de Energia Elétrica - CCEE, the amount of R$ 126,770;

c)     increase in the availability of the energy grid 7.8% due mainly to the increase in interest income of transmission assets and to the market growth; and

d)    increase of 66.8% in other operating income, mainly due to higher revenue value of leases and rents of UEG Araucária.

Operational costs and expenses (Note 29)

At the end of September 2012, total operational costs and expenses amounted to R$ 5,079,618, which represented an increase of 12.0% compared to the R$ 4,535,576 registered in the same period for 2011. The main highlights are as follows:

a)     Increase of 22.3% to the account for energy purchased for resale due mainly to (i) the increase in the CCEAR, in the amount of R$ 263,328 and (ii) higher value of energy purchased in Câmara de Comercialização de Energia — CCEE, the value R$ 140,809;

b)    increase of 18.1% in charges for the use of the main transmission grid due mainly to higher value of Charge reserve energy – EER, R$ 29,740, and to higher value of Charges of distribution system, R$ 102,325, offset by decreased charges of using the system and basic network connection, de R$ 52,479;

c)     the balance presented as personnel and officers registered an increase of 16.3% compared to the same period of 2011, mainly due to pay rises, as per the collective bargaining agreement implemented in October 2011 and the upsized headcount;

d)    increase of 24.9% in the pension and healthcare plans resulting mainly from the effects of the actuarial valuation, calculated by a contracted actuary.

e)     increase of 10.2% in third party services, which is due mainly to the increase in power system maintenance expenses and reading of invoices and delivery; and

f)     Increase of 39.8% in provisions and reversals due mainly to increased provisions for labor claims, R$ 30,127, tax disputes, R$ 39,053, foreclosures and property, R$ 22,814.

Financial results (Note 30)

The decrease of 48.1% in financial income/loss was mainly due to higher financial expenses of 48.8% due to recognition of the effects arising from the third cycle electricity rate adjustment and the effects of changes in depreciation rates on ANEEL Normative Resolution 474/2012.

Ebitida - ajusted

Adjusted Ebitda (earnings before interest, taxes, depreciation and amortization) reached R$ 1,441,234 in September 2012, 7.32% less than that reported for the same period of the previous year, as demonstrated below:

Calculation of Lajida/Ebitda		Consolidated
	09.30.2012	09.30.2011
Net income for the period	824,009	988,090
Deferred IRPJ and CSLL	(89,798)	(151,611)
Provision for IRPJ and CSLL	433,853	524,501
Equity in income of subsidiaries	(52,529)	(48,099)
Financial expenses (income), net	(86,037)	(165,843)
Lajir/Ebit	1,029,498	1,147,038
Depreciation and amortization	411,736	407,980
Lajida/Ebitda - adjusted	1,441,234	1,555,018
Net operational results - ROL	6,109,116	5,682,614
Ebitda% (Ebitda ÷ ROL)	23.6%	27.4%

OTher INFORMATION THAT THE COMPANY UNDERSTANDS TO BE RELEVANT

In compliance with the Rules of Differentiated Practices of Level 1 Corporate Governance of BOVESPA, we present the shareholding position of holders of more than 5% of the shares of each type and class of the Company and the consolidated shareholding position of the controllers and administrators of outstanding shares:

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of September 30, 2012 (in shares)
SHARE HOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
GOVERMENT OF SINGAPORE		-	-	-	-	5,317,694	4.15	5,317,594	1.94
THE MONETARY AUTHORITY OF SINGAPORE		-	-	-	-	1,254,671	0.98	1,254,671	0.46
OTHER SHAREHOLDERS		21,703,707	14.96	381,810	100.00	94,374,275	73.59	116,459,992	42.56
TOTAL		145,031,080	100.00	381,810	100.00	128,236,398	100.01	273,655,375	100.00

P.S.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100% owned by the Federal Government. It holds a shareholders' agreement with the State Government.

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of September 30, 2011 (in shares)
SHARE HOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
OTHER SHAREHOLDERS		21,703,707	14.96	384,150	100.00	100,944,657	78.72	123,032,357	44.96
TOTAL		145,031,080	100.00	384,150	100.00	128,240,302	100.00	273,655,375	100.00

P.S.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100% owned by the Federal Government. It holds a shareholders' agreement with the State Government.

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of September 30, 2012 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE FLOATING STOCK
		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
SHAREHOLDERS		Shares	%	Shares	%	Shares	%	Shares	%
MAJORITY SHAREHOLDER		123,327,373	85.04	-	-	27,295,645	21.28	150,623,018	55.04
S. MANAGEMENT	BOARD OF DIRECTORS	9	0.00	-	-	-	-	9	0.00
	BOARD OF OFFICERS	3	0.00	-	-	2,500	-	2,503	0.00
OTHER SHAREHOLDERS		21,703,695	14.96	381,810	100.00	100,944,340	78.71	123,032,247	44.96
TOTAL		145,031,080	100.00	381,810	100.00	128,242,485	100.00	273,655,375	100.00
FREE-FLOAT		21,703,695	14.96	381,810	100.00	100,944,340	78.71	123,029,845	44.96

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of September 30, 2011 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE FLOATING STOCK
		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
SHAREHOLDERS		Shares	%	Shares	%	Shares	%	Shares	%
MAJORITY SHAREHOLDER		123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
S. MANAGEMENT	BOARD OF DIRECTORS	8	0.00	-	-	-	-	8	0.00
	BOARD OF OFFICERS	102	0.00	-	-	2,500	0.00	2,602	0.00
OTHER SHAREHOLDERS		21,703,597	14.96	384,150	100.00	100,942,000	78.71	123,029,747	44.96
TOTAL		145,031,080	100.00	384,150	100.00	128,240,145	100.00	273,655,375	100.00
FREE-FLOAT		21,703,695	14.96	384,150	100.00	100,942,000	78.71	123,029,845	44.96

GROUPS IN CHARGE OF GOVERNANCE

BOARD OF DIRECTORS
Chairman:	MAURICIO SCHULMAN
Executive Secretary:	LINDOLFO ZIMMER
Members:	CARLOS HOMERO GIACOMINI
FABIANO BRAGA CÔRTES
JOSE RICHA FILHO
PAULO PROCOPIAK DE AGUIAR
PEDRO LUIZ CERIZE
NILTON CAMARGO COSTA
NEY AMILTON CALDAS FERREIRA
AUDIT COMMITTEE
Chairman:	CARLOS HOMERO GIACOMINI
Members:	JOSE RICHA FILHO
FABIANO BRAGA CÔRTES
FISCAL COUNCIL
Chairman:	JOAQUIM ANTONIO GUIMARÃES DE
OLIVEIRA PORTES
Full Members:	LUIZ EDUARDO DA VEIGA SEBASTIANI
JOSÉ TAVARES DA SILVA NETO
WANCLER FERREIRA DA SILVA
CARLOS EDUARDO PARENTE DE O. ALVES
Alternate Members:	OSNI RISTOW
ROBERTO BRUNNER
VACANCY
JOSÉ LUIZ MONTANS ANACLETO JR.
CLÁUDIO JOSÉ CARVALHO DE ANDRADE
BOARD OF DIRECTORS

Chief Executive Officer	LINDOLFO ZIMMER
Chief Corporate Management Officer	YÁRA CHRISTINA EISENBACH
Chief Distribution Officer	PEDRO AUGUSTO DO NASCIMENTO NETO
Chief Engineering Officer	JORGE ANDRIGUETTO JUNIOR
Chief Financial and Investor Relations Officer	RICARDO PORTUGAL ALVES
Chief Generation,Transmission and Telecommunications Officer	JAIME DE OLIVEIRA KUHN
Chief Environment and Corporate Citizenship Officer	GILBERTO MENDES FERNANDES
Chief Legal Officer	JULIO JACOB JUNIOR
Chief New Energy Officer	HENRIQUE JOSÉ TERNES NETO
ACCOUNTANT
Accountant - CRC-PR-045809/0-2	ADRIANO FEDALTO

INFORMATION ON THIS REPORT	Fone: +55 (41) 3331-4051
rsustentabilidade@copel.com
Information	Fones: +55 (41) 3222-2027 / 3331-4359
Fax: +55 (41) 3331-2849

INDEPENDENT AUDITORS’ REVIEW REPORT

To the Shareholders and Management

Companhia Paranaense de Energia - COPEL

Curitiba - PR

Introduction

1.            We have reviewed the individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL included in the Quarterly Information Forms, for the quarter ended  September 30, 2012, which include the balance sheet at September 30, 2012 and related statements of income and comprehensive income for the three-month and nine-month periods then ended, and the statements of changes in shareholders’ equity and cash flows for the nine-month period then ended, including a summary of the significant accounting practices and other notes to the financial statements.

2.            Management is responsible for preparing and presenting the individual and consolidated interim financial statements in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements and consolidated interim financial statements  and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and for presenting this information in a manner consistent with the norms issued by the Securities and Exchange Commission (CVM), applicable for preparing Quarterly Information - ITR. Our responsibility is to express a conclusion on these interim financial statements based on our review.

Extent of our review

3.            We performed our review in accordance with Brazilian and international standards for reviewing interim information (NBC TR 2410 – Review of Interim Information Performed by the Entity’s Auditors and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making enquiries, mainly of persons responsible for financial and accounting issues and applying analytical procedures and other review procedures. The extent of our review is significantly less than that for an audit undertaken in accordance with auditing standards and consequently, did not enable us to obtain assurance that we were informed of all of the significant issues that could be identified during an audit.  Therefore, we do not express an audit opinion.

Basis for a qualified opinion

4.            As informed in note 37 to the quarterly information, on September 11, 2012 Executive Act 579 (MP 579) was issued. It regulates the extension of electricity generation, transmission and distribution concessions granted before the enactment of Law 8,987 of 1995 and covered by Law 9,074 of 1995. On September 14, 2012 Decree 7,805 was published to regulate MP 579. Under MP 579/12, companies whose generation, transmission and distribution concession agreements mature between 2015 and 2017 may extend concession terms, at the discretion of the concession authority a single time for 30 years at most, provided they accept an earlier maturity of their current agreements in December 2012. Extension depends on the concessionaire’s acceptance of certain conditions set out by the concession authority, such as: i) revenue established according to the criteria set by ANEEL (Brazilian Electricity Regulatory Agency); ii) compliance with service quality standards set by ANEEL; and, iii) agreement on the amounts calculated as indemnity for the assets linked to the concession. On October 9, 2012, the Company showed its preliminary intention of accepting the extension of concession terms for the Transmission Agreement 060/01 and hydroelectric power plants of Gov. Pedro Viriato Parigot de Souza, Mourão, Chopim I and Rio dos Patos. On November 1, 2012 the Ministry of Mines and Energy issued Administrative Rulings numbers 578, 579 and 580 disclosing the new rates applicable as from January 1, 2013 to those hydroelectric power plant concessions and transmission agreement described on that note. The Ministry also disclosed the indemnity of R$ 893,923 thousand the Company is entitled to under the transmission agreement and informed the Company that it is not entitled to any indemnity for the generation assets. On September 30, 2012, the Company had a property, plant and equipment balance of R$ 133,890 thousand for these hydroelectric power plants, which accounts for approximately two percent of the total consolidated property, plant and equipment, and a financial assets balance of R$ 1,072,272 thousand for the transmission concession. The Company’s Management is analyzing the conditions set out for extending the concession term and the potential economic, financial and tax effects on indemnity amounts and rates. It is also conducting several internal studies and making projections to reach a conclusion on the approval of the extension of the concession term, whose final answer is due by December 4, 2012. Only after those analysis are made will Management make a decision on the possible recognition of related accounting effects and necessary disclosures. Therefore, we were unable to reach a conclusion, both in the separate and the consolidated financial information, about the realization of the related assets, net of tax effects, and possible other accounting impacts of the acceptance or the nonacceptance of the conditions set out by the Ministry of Mines and Energy and ANEEL for the renewal of the concession terms mentioned above.

Qualified opinion on the separate interim financial information

5.            Based on our review and except for the possible effects, if any, of the matter described in paragraph four, basis for a qualified opinion, we are not aware of any fact that would lead us to believe that the separate interim financial information included in the quarterly information referred to above, have not been prepared, in all material respects, according to CPC Pronouncement 21(R1) applicable to the preparation of quarterly information or have not been disclosed in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Qualified opinion on the consolidated interim financial information

6.            Based on our review and except for the possible effects, if any, of the matter described in paragraph four, basis for a qualified opinion, we are not aware of any fact that would lead us to believe that the consolidated interim financial information included in the quarterly information referred to above, have not been prepared, in all material respects, according to CPC Pronouncement 21(R1) and IAS 34 applicable to the preparation of quarterly information or have not been disclosed in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other issues

Interim statements of added value

7.            We also reviewed the individual and consolidated interim statements of added value, for the nine-month period ended September 30, 2012, which are management’s responsibility and presentation of which in the interim statements is required according to the norms issued by the Securities and Exchange Commission, applicable for preparing Quarterly Information - ITR and considered supplementary information by the IFRS, which do not require a statement of added value to be reported. These statements were subject to the same review procedures described previously, and based on our review, except for the possible effects, if any, of the matter described in paragraph four, basis for qualified opinion, we are not aware of any fact that would leads us to believe that they were not prepared, in all material respects, in accordance with the interim individual and consolidated financial information taken as a whole.

Curitiba, November 13, 2012

KPMG Auditores Independentes

CRC 2SP014428/O-6-F-PR

A free translation of the original signed in Portuguese

José Luiz Ribeiro de Carvalho	João Alberto Dias Panceri
Accountant - CRC 1SP141128/O-2-S-PR	Accountant - CRC PR048555/O-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 21, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.